Form 10-K405, Exhibit 13
period 1995-03-31
TSI INC /MN/
filed 1995-06-28
CIK 100063

EXHIBIT 13
                     ANNUAL REPORT TO SHAREHOLDERS FOR THE
                        FISCAL YEAR ENDED MARCH 31, 1995





INVESTOR INFORMATION

Eleven-Year Financial Data Summary*
(000s omitted)


                            1995     1994     1993     1992     1991     1990     1989     1988     1987     1986     1985
Net Sales                $48,903   43,979   40,589   40,293   39,660   35,916   33,733   29,293   23,080   19,377   16,516
Gross Profit              28,566   25,301   22,877   22,880   23,491   21,402   19,444   17,047   13,399   11,282    9,257
R&D                        7,195    6,360    5,847    6,112    5,538    4,535    4,461    4,813    3,551    3,417    3,776
Selling &Admin.           16,657   15,077   14,884   14,493   14,167   13,548   12,068   10,308    7,587    6,439    5,382
Operating Income           4,714    3,864    2,145    2,275    3,786    3,319    2,915    1,926    2,261    1,426       99
Earnings from
 Continuing Operations     3,432    3,199    2,344    1,830    2,660    2,295    1,927    1,518    1,620    1,359      761
Net Earnings               3,432    3,199    2,344    1,903    2,660    2,072    1,872    1,414    1,390    1,090      791
Earnings Per Share:
 Continuing Operations       .65      .62      .45      .33      .48      .41      .35      .27      .29      .25      .14
 Net Earnings                .65      .62      .45      .34      .48      .37      .33      .25      .25      .19      .15
Dividends Per Share         .120     .107     .107     .107     .083     .067     .049     .045     .035     .035     .035
Working Capital           16,855   15,783   13,365   14,615   13,275   12,461   12,609   10,969    9,892   10,517    9,204
Total Assets              32,167   28,450   25,661   25,894   26,681   24,900   23,675   21,361   20,300   16,946   15,678
Shareholders' Equity      26,342   22,839   20,335   19,918   18,943   17,800   16,073   14,562   13,344   11,937   10,978
Capital Expenditures       3,124    1,204    1,138    1,204    1,057    1,439      782      871      708      715      608


Stock and Dividend Data*

      TSI common stock is traded in the National Market System of the NASDAQ over-the-counter market under the symbol TSII. Stock price quotations are printed daily in The Wall Street Journal and other major newspapers. During the fiscal year ended March 31, 1995, average trading volume of TSI common stock was 113,900 shares per month, based on NASDAQ records.

      There were 5,218,033 shares of TSI common stock outstanding as of June 1, 1995 of which 20 percent were owned by officers and directors of TSI. There were 576 shareholders of record on that date and an additional number of about 1,190 shareholders for whom securities firms acted as nominees.

      The range of market prices as reported by NASDAQ, dividends declared and the trailing 12-month closing price/earnings ratio for each quarterly period are shown in the table below. TSI has a policy of paying dividends quarterly in May, August, November and February. Dividends have been paid each year since 1975. As of July 21, 1994, the quarterly dividend rate was $.03 per share.

STOCK DATA*
                                                      Trailing
                       Market Range         Dividend  12-Month
Fiscal 1995       High      Low     Close   Declared  P/E Ratio
Fourth Quarter   $9 1/2    7 3/4    9 1/8    $.030      14.0
Third Quarter     9        7        8 1/4     .030      10.0
Second Quarter    9 1/4    5 1/4    8 3/4     .030      10.0
First Quarter     9 1/8    5        8 1/8     .030       9.5
Fiscal 1994
Fourth Quarter   $9        7 1/2    8 21/64  $.027      13.4
Third Quarter     8 11/64  5 21/64  7 43/64   .027      12.5
Second Quarter    6 11/64  5        5 27/64   .027      15.9
First Quarter     6        5 11/64  5 21/64   .027      17.8

*Data are based on results from continuing operations where applicable. Applicable earnings, stock and dividends declared per share data for all prior years shown have been retroactively adjusted to reflect the three-for-two stock splits effective August 17, 1994 and May 28, 1991.


[graph]

Dividends Per Share *
(dollars)

1991       .083
1992       .107
1993       .107
1994       .107
1995       .120




                                FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

The following discussion supplements the information presented in the consolidated financial statements beginning on page 12. This information may be better understood in several instances by referring to the accompanying graphs. Additional data are given in the Eleven-Year Financial Data Summary on page 8.

The Company's Board of Directors declared a three-for-two stock split in the form of a stock dividend, effective August 17, 1994. Earnings per share data for all prior years have been restated to reflect this split.

RESULTS OF OPERATIONS

NET SALES Net sales totaled $48,903,000 in fiscal 1995, an increase of 11.2 percent from $43,979,000 in 1994. Sales in fiscal 1993 were $40,589,000. The Net Sales graph on this page shows how sales in the Company's major market areas have varied over the past five years. In fiscal 1995, Environmental Instrumentation sales increased 24 percent, becoming 59 percent of sales; Research/Analytical Instrumentation decreased 9 percent, accounting for 30 percent of total sales; and Process Instrumentation increased 18 percent, representing 11 percent of sales. In fiscal 1994, these three areas were 53 percent, 37 percent and 10 percent of net sales, respectively.

Fiscal 1995 showed continued growth in the Environmental Instrumentation area as well as a resumption of growth in the Process Instrumentation area. About $5.0 million in sales in the environmental area came from a contract with the U.S. Army and Marines for PORTACOUNT(R) fit testers for respirators and gas masks, up from $3.5 million in fiscal 1994. Added to this increase was continuing sales growth of indoor air distribution and air quality measuring instruments. The increase in Process Instrumentation sales was due to increased sales of LaserSpeed(R) instruments for non-contact measurement of speed and length in process industries. Unlike fiscal 1994, this continuing increase in sales of non-contact, process measuring instruments was no longer affected by the decrease in sales of the clean room product line that was divested in fiscal 1994.

The decrease in Research/Analytical Instrumentation sales was due to a decline in sales of fluid mechanics instruments, partially offset by an increase in particle research instrument sales. This decrease is considered to be due to some shifting of government supported research along with timing of shipment dates on some orders. The Company has reduced expense levels and has added new products and enhancements to compensate for these shifts, and further declines in research sales are not expected.


[graph]
NET SALES
                                       1991       1992      1993      1994      1995
(millions of dollars)                 $39.7      $40.3     $40.6     $44.0     $48.9

Environmental Instrumentation           46%       46%       50%       53%       59%

Research/Analytical Instrumentation     38%       40%       36%       37%       30%

Process Instrumentation                 16%       14%       14%       10%       11%


[graph]
R&D EXPENDITURES
(percent of sales)

     1991      1992      1993      1994      1995
     14.0%     15.2%     14.4%     14.5%     14.7%

[graph]
INTERNATIONAL SALES
(percent of sales)

     1991      1992      1993      1994      1995
     35%       40%       38%       31%       31%

[graph]

GROSS PROFIT MARGIN
(percent of sales)

     1991      1992      1993      1994      1995
     69.2%     56.8%     56.4%     57.5%     58.4%

[graph]

SELLING & ADMINISTRATIVE EXPENDITURES
(percent of sales)

     1991      1992      1993      1994      1995
     35.7%     36.0%     36.7%     34.3%     34.1%

[graph]

OPERATING INCOME
(millions of dollars)

     1991      1992      1993      1994      1995
     $3.79     $2.27     $2.15     $3.86     $4.71



The Company's international net sales increased 9 percent, or $1,265,000 to $14,965,000, which was 31 percent of sales in fiscal 1995 compared to $13,700,000, or 31 percent, in fiscal 1994 and $15,626,000, or 38 percent, in fiscal 1993. Domestic net sales increased 12 percent, or $3,659,000, during fiscal 1995. Higher international sales during fiscal 1995 came in the areas of environmental and process instruments.

As the accompanying graph shows, the Company has a strong ongoing commitment to long-term growth through research and product development, which has continued to enhance product offerings in most of the Company's market niches during the past five years, and is expected to result in stronger sales growth in future years.

Sales to federal and state agencies, including defense, comprised 32 percent of the Company's net sales for fiscal 1995, compared with 29 and 19 percent for fiscal 1994 and 1993, respectively. This increase was primarily due to sales of respirator fit testers under the $8.6 million contract with the U.S. Army and Marines. Since sales to government agencies represent a significant portion of the Company's sales, it is important to consider the potential effects of changes in government spending. Due to the Company's diverse line of products, sales occur in a wide range of U.S. and state government agencies, so total government sales during the past several years, excluding the contract, have been quite stable as a percent of total sales. A higher percentage of government sales occurred during fiscal 1995 and 1994, because of shipments on the previously mentioned military contract. With that contract completed in January 1995, sales to government agencies could return to a lower percentage of the total for fiscal 1996.

GROSS PROFIT Gross Profit was $28,566,000 in fiscal 1995, or 58.4 percent of net sales, compared with $25,301,000, or 57.5 percent of net sales, in 1994 and $22,877,000, or 56.4 percent, in 1993. Over the past several years, the Company's gross profit rate has generally been in a range of about 57 to 60 percent. In fiscal 1995, gross profit fell within the range, with some improvement due to several factors, including product mix variation and shipment volume resulting in manufacturing efficiencies.

OPERATING EXPENSES Research and product development expenses were 14.7 percent of net sales in fiscal 1995 as compared to 14.5 percent for 1994 and 14.4 percent in fiscal 1993. Historically, the Company's research and product development expenses have ranged from 12 to 15 percent of net sales. Fiscal 1996 research and development expenses are expected to again be in this range as the Company continues a commitment to growth through new products in promising markets.

Selling expenses were 26.4 percent of net sales in fiscal 1995, 26.1 percent in fiscal 1994 and 28.1 percent in fiscal 1993. Fiscal 1996 selling expenses, as a percentage of sales, are expected to be near fiscal 1995 levels.

Administrative expenses decreased to 7.7 percent of net sales in fiscal 1995, from 8.1 and 8.6 percent in fiscal 1994 and 1993, respectively. The Company expects administrative costs to continue in a normal range of 7 to 9 percent.

OTHER INCOME Other income totaled $409,000 in fiscal 1995, compared with $835,000 in 1994 and $969,000 in 1993. The major element of other income in fiscal 1995 was investment income, while the major factor in fiscal 1994 was the divestiture of the Company's product line for clean room monitoring. In fiscal 1993, the major factor was the favorable resolution of litigation involving the Company's Domestic International Sales Corporation (DISC) (also see Note C on page 16 and Note G on page 18).

PROVISION FOR INCOME TAXES The provision for income taxes was $1,691,000, or 33 percent of pretax earnings in fiscal 1995. This compares to provisions of $1,500,000, or 32 percent of pretax earnings in fiscal 1994, and $770,000, or 25 percent of pretax earnings in fiscal 1993. The fiscal 1993 provision was lower than the other years mainly because of the litigation settlement being excludable from taxable income (see "Other Income" discussion above). The fiscal 1996 effective tax rate is expected to be in the range of 32 to 34 percent of pretax earnings, assuming no significant changes in the tax laws. See Note G on page 18 for additional information.

[graph]

NET EARNINGS*
(millions of dollars)

     1991      1992      1993      1994      1995
     $2.66     $1.83     $2.34     $3.20     $3.43


*Data are based on results from continuing operations, as applicable, for fiscal years prior to fiscal 1993.

[graph]

CURRENT RATIO

     1991      1992      1993      1994      1995
     3.19      3.95      3.62      3.81      3.89

[graph]

LONG-TERM DEBT-TO-EQUITY RATIO

     1991      1992      1993      1994      1995
     .051      .044        0         0         0


NET EARNINGS Net earnings were $3,432,000, or $.65 per share, in fiscal 1995. This was an increase of 7.3 percent from $3,199,000, or $.62 per share, in 1994 and $2,344,000, or $.45 per share in 1993.

Both fiscal 1994 and 1993 were effected by one-time events as outlined under Other Income . If these events were removed, the net earnings would have been about $.53 per share in fiscal 1994 and about $.31 per share in fiscal 1993.


LIQUIDITY AND CAPITAL RESOURCES

CASH AND CASH EQUIVALENTS Cash and cash equivalents increased by $4,347,000 during fiscal 1995 to $9,552,000 at March 31, 1995. The major factor in the increase was the cash generated by net earnings. Other significant contributions from operating activities were decreased receivables and depreciation and amortization. Other major items affecting cash and cash equivalents were $3,124,000 in capital additions, reduced by a $1,619,000 drop in current investments. Items are classified as investments rather than cash equivalents when maturities exceed three months. Capital additions were higher than prior years due to a building expansion.

Net cash provided by operating activity
totaled $5,841,000 in fiscal 1995, compared with $4,503,000 in fiscal 1994 and $3,553,000 in fiscal 1993.

Management believes internally-generated funds and short-term borrowings on existing credit lines will provide adequate resources to support operations through fiscal 1996.

CURRENT ASSETS AND LIABILITIES Accounts receivable decreased by $1,557,000 to $6,733,000 at March 31, 1995. This decrease corresponded with lower shipments in February and March of 1995 compared to 1994 when shipments were occurring under the major U.S. Army contract previously discussed. Also, the fiscal 1994 total included $500,000 to be received from the product line divestiture.

Working capital rose $1,072,000 to $16,855,000 at March 31, 1995. The current ratio was 3.89 compared to 3.81 at the end of fiscal 1994.

The Company has two short-term lines of credit totaling $2,500,000 and had no outstanding loans on either during fiscal 1995 or 1994. The Company had no long-term debt at March 31, 1995 or 1994.

STOCK REPURCHASE As of March 31, 1995, the Company has authority to repurchase a total of 223,300 shares under plans previously approved by its Board of Directors. No shares were repurchased during fiscal 1995. There are no plans to acquire all or a portion of the authorized shares or to repurchase shares at any prescribed rate over time.

ACQUISITION On May 1, 1995 the Company acquired the operating assets and business operations of Alnor Instrument Company (Alnor) of Skokie, Illinois, a maker of air flow, safety and indoor environmental monitoring instruments.

Alnor, which had revenues of about $8.7 million and profitable operations in calendar year 1994, is continuing to operate in Illinois as a wholly owned subsidiary. Alnor fits into the Company's Environmental Instrumentation category, particularly enhancing market share in heating, ventilating and air conditioning applications for indoor environmental monitoring.

The transaction was for a cash amount of about $4.5 million, net of cash acquired.


IMPACT OF ACCOUNTING STANDARDS

The Company was not required to nor chose to adopt any new accounting standard during fiscal 1995. No new accounting standards were issued during fiscal 1995 that will have a significant impact on the Company.

STATEMENTS OF EARNINGS

CONSOLIDATED STATEMENTS OF EARNINGS
TSI Incorporated and Subsidiaries

YEAR ENDED MARCH 31                                     1995              1994                1993
Net sales                                    $    48,902,605   $    43,978,899   $      40,589,082
Cost of products sold                             20,336,422        18,678,155          17,712,128
         GROSS PROFIT                             28,566,183        25,300,744          22,876,954
Operating expenses
 Research and product development                  7,195,547         6,360,384           5,846,778
 Selling                                          12,907,365        11,494,774          11,409,139
 Administrative                                    3,749,488         3,581,515           3,475,603
                                                  23,852,400        21,436,673          20,731,520
         OPERATING INCOME                          4,713,783         3,864,071           2,145,434
Other income -- Note C                               409,296           835,022             968,869
         EARNINGS BEFORE INCOME TAXES              5,123,079         4,699,093           3,114,303
Provision for income taxes -- Note G               1,691,000         1,500,000             770,000
         NET EARNINGS                        $     3,432,079   $     3,199,093   $       2,344,303
EARNINGS PER COMMON SHARE                               $.65             $ .62               $ .45

Weighted average number of shares for
 computation of earnings per common share           5,308,170         5,182,163           5,266,442

See notes to consolidated financial statements.


QUARTERLY FINANCIAL INFORMATION
TSI Incorporated and Subsidiaries (Unaudited)

Following is a summary of unaudited quarterly results. Due to the nature of the weighted average number of shares calculation, the sum of earnings per share for the four fiscal 1994 quarters does not equal the fiscal 1994 total earnings per share amount (see Note D).

FISCAL 1995                                   1ST QTR           2ND QTR          3RD QTR           4TH QTR            TOTAL
NET SALES                                 $11,983,020       $12,159,348      $13,715,960       $11,044,277      $48,902,605
GROSS PROFIT                                7,297,019         7,224,284        7,920,823         6,124,057       28,566,183
NET EARNINGS                                  936,015           942,177        1,290,089           263,798        3,432,079
   NET EARNINGS PER SHARE                         .18               .18              .24               .05              .65
Fiscal 1994
Net sales                                  $8,740,032       $11,322,778      $12,311,803       $11,604,286      $43,978,899
Gross profit                                4,643,626         6,488,761        7,141,578         7,026,779       25,300,744
Net earnings (loss)                          (322,958)          849,780        1,472,252         1,200,019        3,199,093
   Net earnings (loss) per share                 (.06)              .17              .29               .23              .62


BALANCE SHEETS


CONSOLIDATED BALANCE SHEETS
TSI Incorporated and Subsidiaries

MARCH 31                                                                    1995          1994
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                          $ 9,551,552   $ 5,204,501
  Investments                                                               --       1,618,771
  Accounts receivable, less allowance of
    $142,000 and $183,000, respectively                                6,732,602     8,290,073
  Prepaid expenses                                                       222,629       258,909
  Inventories
    Finished products                                                  1,699,460     1,422,634
    Work-in-process                                                    1,124,753     1,182,136
    Materials and supplies                                             3,349,073     3,417,209
                                                                       6,173,286     6,021,979
                        TOTAL CURRENT ASSETS                          22,680,069    21,394,233

INTANGIBLES AND OTHER ASSETS
  Goodwill, net of accumulated amortization
   of $566,000 and $449,000, respectively                              1,726,915     1,843,172
  Note receivable                                                        610,000          --
  Deferred income tax benefit                                            289,073       119,130
  Other assets                                                         1,389,129     1,001,777
                                                                       4,015,117     2,964,079
PROPERTY, PLANT AND EQUIPMENT
  Land                                                                   128,503       259,730
  Buildings                                                            1,039,070     1,039,070
  Construction in progress                                             1,819,482          --
  Machinery and equipment                                             12,310,360    11,591,237
                                                                      15,297,415    12,890,037
  Less allowance for depreciation                                      9,825,402     8,798,336
                                                                       5,472,013     4,091,701
                        TOTAL ASSETS                                 $32,167,199   $28,450,013

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses --  Note H                   $ 2,867,214   $ 2,709,996
  Employee compensation                                                2,505,273     2,042,430
  Taxes, other than income taxes                                         272,957       324,415
  Income taxes payable                                                   179,998       534,022
                        TOTAL CURRENT LIABILITIES                      5,825,442     5,610,863
DEFERRED INCOME TAXES -- Note G                                             --            --
                        TOTAL LIABILITIES                              5,825,442     5,610,863

SHAREHOLDERS' EQUITY -- Notes D and E
  Common shares, $.10 par value-authorized
    8,000,000 shares, issued and
    outstanding 1995--5,212,058 shares;
    1994--5,108,581 shares                                               521,206       340,572
  Additional paid-in capital                                           6,002,771     5,578,029
  Retained earnings                                                   19,471,422    16,641,594
  Equity adjustment from translation                                     346,358       278,955
                        TOTAL SHAREHOLDERS' EQUITY                    26,341,757    22,839,150

  Commitments and contingencies -- Note B
                        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $32,167,199   $28,450,013

See notes to consolidated financial statements.

CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS
TSI Incorporated and Subsidiaries

YEAR ENDED MARCH 31                                                               1995           1994           1993
OPERATING ACTIVITIES
  Net earnings                                                            $ 3,432,079    $ 3,199,093    $ 2,344,303
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Provision for losses on accounts receivable                                40,696         49,934         (6,383)
    Depreciation and amortization of property, plant and equipment          1,165,923      1,157,575      1,082,953
    Amortization of goodwill                                                  116,257        116,257         59,999
    (Gain) loss on sale of assets                                               1,286         (5,274)        (1,746)
    Provision for deferred income taxes                                      (169,943)      (346,342)      (169,530)
    Income tax benefit from stock plans                                        67,060         55,333         27,358
    Changes in operating assets and liabilities:
     Accounts receivable                                                    1,516,775        543,709     (1,176,324)
     Prepaid expenses                                                          36,280        (47,545)       (10,901)
     Income taxes receivable                                                     --             --           25,587
     Inventories                                                             (151,307)      (908,808)       969,412
     Other assets                                                            (387,352)       127,588        431,243
     Accounts payable and accrued expenses                                    157,218         27,422       (337,017)
     Employee compensation                                                    462,843        298,056        (11,518)
     Taxes, other than income taxes                                           (51,458)        17,862        (48,082)
     Current income taxes payable                                            (354,024)       168,621        365,401
    Foreign currency transaction (gain) loss                                  (41,431)        49,035          8,190
                        NET CASH PROVIDED BY OPERATING ACTIVITIES           5,840,902      4,502,516      3,552,945

INVESTING ACTIVITIES
  Decrease (increase) in current investments                                 1,618,771     (1,618,771)          --
  Additions to property, plant and equipment                                (3,124,261)    (1,204,113)    (1,138,020)
  Proceeds from disposal of property, plant and equipment                       23,610         56,715         30,551
  Purchase of TRI, net of cash acquired                                           --             --         (510,049)
                        NET CASH USED IN INVESTING ACTIVITIES               (1,481,880)    (2,766,169)    (1,617,518)

FINANCING ACTIVITIES
  Principal payments on long-term liabilities                                     --             --         (965,000)
  Proceeds from stock options exercised                                        230,173        211,589         58,101
  Proceeds from employee stock purchases                                       308,143        300,327        315,343
  Dividends paid                                                              (602,251)      (543,931)      (554,339)
  Purchases of common stock                                                       --         (744,937)    (2,498,900)
                        NET CASH USED IN FINANCING ACTIVITIES                  (63,935)      (776,952)    (3,644,795)

Effect of exchange rate changes on cash and cash equivalents                    51,964        (10,496)        12,977
                        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     4,347,051        948,899     (1,696,391)

Cash and cash equivalents at beginning of year                               5,204,501      4,255,602      5,951,993
                        CASH AND CASH EQUIVALENTS AT END OF YEAR           $ 9,551,552    $ 5,204,501    $ 4,255,602

Interest paid                                                              $    75,000    $     5,000    $   102,000

See notes to consolidated financial statements.




SHAREHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TSI Incorporated and Subsidiaries

                                                                                                                           Equity
                                                                                      Additional                         Adjustment
                                                         Common Shares                  Paid-In         Retained            from
                                                    Shares            Amount            Capital         Earnings         Translation

Balance March 31, 1992                            3,575,630          $ 357,563        $ 4,397,542     $ 14,937,552         $ 224,990
   Net earnings for year ended March 31, 1993                                                            2,344,303
   Cash dividends paid ($.107 per share)                                                                  (554,339)
   Current year translation adjustment                                                                                        27,424
   Stock issued in merger                            72,998              7,300            690,898
   Employee stock purchases                          40,120              4,012            311,331
   Stock options exercised                            8,250                825             57,276
   Income tax benefit from stock plans                                                     27,358
   Shares repurchased and retired                  (258,800)           (25,880)          (332,862)      (2,140,158)
   Stock split adjustment                           (10,021)            (1,002)             1,002

Balance March 31, 1993                            3,428,177            342,818          5,152,545       14,587,358           252,414
   Net earnings for year ended March 31, 1994                                                            3,199,093
   Cash dividends paid ($.107 per share)                                                                  (543,931)
   Current year translation adjustment                                                                                        26,541
   Employee stock purchases                          34,284              3,428            296,899
   Stock options exercised                           32,760              3,276            208,313
   Income tax benefit from stock plans                                                     55,333
   Shares repurchased and retired                   (89,500)            (8,950)          (135,061)        (600,926)

Balance March 31, 1994                            3,405,721            340,572          5,578,029       16,641,594           278,955
   Net earnings for year ended March 31, 1995                                                            3,432,079
   Cash dividends paid ($.120 per share)                                                                  (602,251)
   Current year translation adjustment                                                                                        67,403
   Employee stock purchases                          52,706              5,271           302,872
   Stock options exercised                           42,979              4,298           225,875
   Income tax benefit from stock plans                                                    67,060
   Stock split adjustment--Note D                 1,710,652            171,065          (171,065)
BALANCE MARCH 31, 1995                            5,212,058          $ 521,206       $ 6,002,771      $ 19,471,422         $ 346,358


See notes to consolidated financial statements.


NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TSI Incorporated and Subsidiaries March 31, 1995

NOTE A -SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of TSI and its wholly-owned subsidiaries after elimination of significant intercompany accounts and transactions.

   CASH EQUIVALENTS AND INVESTMENTS: Cash equivalents of $9,321,000 and $1,935,000 at March 31, 1995 and 1994, respectively, consist of short-term highly liquid investments with maturity periods of less than three months from date of purchase. Investments of $1,619,000 at March 31, 1994 consist of government securities with maturities between three and six months. These investments are carried at the lower of cost or market.

   INVENTORIES: Inventories are valued at cost which is not in excess of market. Inventories valued under the last-in, first-out (LIFO) method were $4,702,000 and $4,885,000 at March 31, 1995 and 1994, respectively. Inventories valued under the first-in, first-out (FIFO) method were $1,471,000 and $1,137,000 at March 31, 1995 and 1994, respectively. If the first-in, first-out (FIFO) method of inventory valuation had been used by the Company, inventories would have been approximately $1,661,000 and $1,720,000 higher than reported at March 31, 1995 and 1994, respectively.

   PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is carried at cost. Expenditures for improvements that add materially to the productive capacity or extend the useful life of an asset are capitalized. Depreciation includes amortization of capitalized lease obligations on the Company's manufacturing plant and related components of equipment and fixtures, provided on the straight line method for book purposes. Depreciation on other machinery and equipment is provided using accelerated methods for the first half of the asset life and the straight line method for the second half of the asset life.

   At March 31, 1995, the Company is constructing an addition to its building in Shoreview, Minnesota. A portion of the cost is being funded through Tax Increment Financing (TIF). The estimated portion to be funded through the TIF has been reflected as a note receivable offsetting the project costs.

   INTANGIBLE ASSETS: Goodwill represents the excess of cost of businesses acquired over the fair market value of net tangible and identifiable intangible assets. The carrying value of goodwill is periodically evaluated based on forecasts of future operations. Goodwill and other intangible assets are being amortized on a straight line basis over periods of up to forty years.

   REVENUE RECOGNITION: The Company recognizes sales when the product is shipped and revenue on research and development contracts using the percentage-of-completion method of accounting.

   INCOME TAXES: The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. Included in the provision are deferred taxes which result from transactions that are reported in different periods for financial statement and income tax purposes. The Company adopted the asset and liability method for computing its deferred taxes as specified by Financial Accounting Standard No. 109 (FAS 109) "Accounting for Income Taxes." Under the asset and liability method, deferred taxes are based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense represents the change in the deferred tax liability during the year.

   EARNINGS PER COMMON SHARE: Earnings per common share is primary earnings per share, computed by dividing net earnings by the weighted average number of shares outstanding during the year, including any dilutive effect of shares issuable under terms of the stock option or the employee stock purchase plans. Primary and fully diluted earnings per share are substantially the same. Earnings per share data for fiscal 1994 and 1993 have been adjusted to reflect the stock split discussed in Note D.

   FOREIGN CURRENCY: Foreign currency assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are generally translated using the average exchange rates in effect throughout the period. The effects of exchange rate fluctuations on translation of assets and liabilities are reported as an equity adjustment from translation in shareholders' equity.

   Foreign currency transaction gains (losses) are included in other income as set forth in Note C.

   The Company hedges foreign receivables and backlog against fluctuations in currency values. Hedge transactions involve the purchase of forward and option contracts for the delivery of foreign currencies in exchange for U.S. dollars at a future date which corresponds to the collection of the related receivables. Gains and losses on forward and option contracts and the related foreign receivables are recognized simultaneously in other income. Market value changes of forward and option contracts hedging backlog are deferred until the sale transaction is complete.

   At March 31, 1995, the Company had outstanding forward contracts of $2,150,000 and had no outstanding option contracts. These contracts have maturity dates of less than a year. Deferred market value changes on forward contracts hedging backlog were not significant at March 31, 1995.


NOTE B - LONG-TERM LIABILITIES AND LEASE COMMITMENTS

   The Company paid the full balance on the industrial development revenue bonds and the 1979 loan and mortgage agreement during fiscal 1993. The Company leases office, plant facilities and equipment under operating leases ranging from two to ten years.

   Rental expense for all operating leases was $394,000, $489,000 and $575,000 in 1995, 1994 and 1993, respectively. Future minimum lease obligations each fiscal year under noncancelable operating leases are $348,000 in 1996, $156,000 in 1997, $148,000 in 1998, $132,000 in 1999; all lease obligations will be fulfilled in 1999.

   The Company has unsecured short-term lines of credit totaling $2,500,000 available under two agreements. The interest rate on the $2,000,000 line is the lesser of either the reference rate or 1.15% over the Federal Funds rate. The rate on the $500,000 line of credit is the lesser of the reference rate or 1.50% over the Federal Funds rate. As of March 31, 1995 neither credit line had an outstanding balance, however, the total available funds were reduced by outstanding standby letters of credit totaling $291,000 issued against these two facilities. Additionally, the Company had contingent liabilities of $427,000 in the form of performance and foreign customs guarantees.

NOTE C - OTHER INCOME

YEAR ENDED MARCH 31                                1995         1994         1993
Settlement--Note G                            $    --      $    --      $ 676,000
Gain on disposal of product line                   --        704,000         --
Provision for loss on long-term note               --       (167,000)        --
Interest income                                 426,000      137,000      263,000
Foreign currency transaction gains (losses)      (9,000)     (10,000)    (168,000)
Other                                            (8,000)     171,000      198,000
                                              $ 409,000    $ 835,000    $ 969,000


   In December, 1993 the Company sold its microcontamination product line to Particle Measuring Systems (PMS), adding approximately $479,000 ($.09 per share) to fiscal 1994 net earnings. The Company has a five year agreement with PMS whereby it will continue to manufacture certain of these products.

   Fiscal 1993 other income includes a settlement of approximately $676,000 from the resolution of litigation which the Company pursued following the Internal Revenue Service's disqualification of TSI's Domestic International Sales Corporation (see Note G). The total effect of this settlement on fiscal 1993 earnings was approximately $710,000 ($.14 per share), net of income taxes.


NOTE D - SHAREHOLDERS' EQUITY

   On July 21, 1994, the Board of Directors declared a three-for-two stock split in the form of a stock dividend paid to shareholders of record on August 1, 1995, distributed August 17, 1995. For each share issued in connection with the stock split, an amount equal to the par value of $.10 was transferred to the common shares amount from additional paid-in capital in fiscal 1995. This transfer is reflected in the Consolidated Statements of Shareholders' Equity. All other references in the financial statements and related notes to per share information, stock options, weighted average number of shares, as well as the number of common shares outstanding for all prior years presented, have been retroactively adjusted to reflect this stock split.

NOTE E - STOCK OPTIONS AND STOCK PURCHASE PLAN

   Stock options have been granted to employees, officers and directors under incentive stock option plans adopted in 1982, 1988, and 1992. No new options will be granted under the 1982 or 1988 plans. Under all plans, incentive stock options are generally granted at prices not less than fair market value at date of grant. Options granted under the 1982 and 1988 plans become exercisable 40% after two years and increase 20% per year until exercisable in full after five years. Options granted under the 1992 plan become exercisable one-third after one year and increase one-third per year until exercisable in full after three years. Stock options and shares reserved for grant are as follows (see Note D):

                                  1982 Plan             1988 Plan               1992 Plan

                             Shares                 Shares                  Shares
                            Available    Shares    Available   Shares      Available       Shares
                            for Grant    Granted   for Grant   Granted     for Grant       Granted        Price Per Share
Balance March 31, 1992           --      80,438     42,525     294,975            --            --       $2.52  to  $7.25
  Reserved                                         (45,525)                  150,000
  Granted                                                                   (123,659)      123,659        2.77  to   6.59
  Exercised                              (4,725)                (7,650)                                   3.86  to   6.00
  Canceled                                 (675)               (13,125)                                   3.86  to   7.00
Balance March 31, 1993           --      75,038     --         274,200        26,341       123,659
  Reserved                                                                   102,845
  Granted                                                                   (119,476)      119,476        5.33  to   8.59
  Exercised                             (26,625)               (22,050)                       (465)       3.39  to   7.00
  Canceled                               (3,375)               (22,875)        3,000        (3,000)       3.86  to   7.00
Balance March 31, 1994           --      45,038     --         229,275        12,710       239,670
  Reserved                                                                   102,172
  Granted                                                                    (46,324)       46,324        8.58  to   9.00
  Exercised                             (13,613)               (27,000)                    (10,266)       2.77  to   7.25
  Canceled                                                      (5,925)        4,525        (4,525)       6.33  to   8.58
BALANCE MARCH 31, 1995           --      31,425     --         196,350        73,083       271,203
Exercisable:
  March 31, 1994                         45,038                175,950                      71,603       $2.77  to  $7.25
  March 31, 1995                         31,425                166,995                     158,893        2.77  to   8.67



   On July 21, 1994, the Company adopted the Employee Stock Purchase Plan of 1994. This Plan authorized the issuance of a total of 450,000 shares over the life of the Plan. Shares may be purchased at 85% of market value. As of March 31, 1995, 390,257 shares remain reserved for grant and 59,743 shares are subscribed but unissued under this plan. There are no shares issued or subscribed under the Employee Stock Purchase Plan of 1987 adopted on July 16, 1987. No further shares will be sold under the 1987 plan. An aggregate of 1,022,061 shares are reserved for issuance under stock option and Employee Stock Purchase Plans.

NOTE F - PROFIT SHARING PLAN

   The Company has trusteed profit sharing and 401(k) plans which cover substantially all of its employees. The profit sharing plan calls for a minimum contribution of 4% in fiscal 1995 and 3% in fiscals 1994 and 1993 of credited compensation for all eligible participants so long as sufficient profits are generated in that year. In addition, if average return on assets exceeds 12%, an additional 15% of pretax profits above this level are paid to eligible participants. The expense relating to these plans, based on return on assets and credited compensation, was $1,104,000, $838,000 and $554,000 in 1995, 1994 and
1993, respectively.


NOTE G - INCOME TAXES


YEAR ENDED MARCH 31                                                                    1995              1994              1993
Provision for Income Taxes
  Federal
    Current                                                    $ 1,900,481       $ 1,666,342       $   861,080
    Research and development credit                                (39,538)          (10,000)          (12,550)
                                                                 1,860,943         1,656,342           848,530
  Deferred (federal and state)                                    (169,943)         (346,342)         (169,530)
  State                                                               --             190,000            91,000
                                                               $ 1,691,000       $ 1,500,000       $   770,000
Deferred Income Tax Provisions:
    Depreciation                                               $   (55,487)      $   (45,824)      $      (419)
    Inventory obsolescence                                         (15,722)          (78,282)           10,459
    Safe harbor leases                                            (155,297)          (87,893)          (70,776)
    Deferred research and development costs                         54,587             4,137            13,472
    Reserve on note receivable                                        --             (87,164)          (70,781)
    Net operating loss--foreign subsidiary                        (225,732)             --                --
    Valuation allowance                                            225,732              --                --
    Other                                                            1,976           (51,316)          (51,485)
                                                               $  (169,943)      $  (346,342)      $  (169,530)
Reconciliation of the Statutory Federal
 Income Tax Rate to the Company's
  Effective Tax Rate:
    Statutory rate                                                    34.0%             34.0%             34.0%
    Increase (decrease) resulting from:
      State income tax, net of federal tax benefit                    --                 2.7               2.0
      Foreign Sales Corporation tax exempt income                     (1.4)             (4.0)             (6.3)
      Research and development credit                                  (.8)              (.6)              (.4)
      Settlement of private civil litigation relating to the .
        DISC disqualification                                         --                --                (8.5)
      Net operating loss--foreign subsidiary                          (4.4)             --                --
      Valuation allowance                                              4.4              --                --
      Other                                                            1.2               (.2)              3.9
                                  Effective Tax Rate                  33.0%             31.9%             24.7%

Earnings Before Income Taxes:
    Domestic                                                   $ 5,698,030       $ 3,901,855       $ 2,912,050
    Foreign                                                       (574,951)          797,238           202,253
                                                               $ 5,123,079       $ 4,699,093       $ 3,114,303

                                  Income Taxes Paid
                                   (net of refunds received)   $ 2,187,703       $ 1,633,378       $   506,829





   As of March 31, 1995, the Company had a deferred tax benefit of $289,073, including such items as depreciation, inventory valuation adjustments, safe harbor leases, deferred research and development costs and vacation pay accruals.

   The Internal Revenue Service (IRS) had disqualified the Company's Domestic International Sales Corporation (DISC) for fiscal years 1983, 1984 and 1985. Because of carryover computations, fiscal years 1981 through 1990 were affected by the disqualification. The Company unsuccessfully challenged the IRS's disqualification of the DISCthrough the Eighth Circuit Court of Appeals. As a result of the Court's action, in fiscal 1992 $1,030,000 was paid in taxes.

   In March 1993, the Company settled private civil litigation relating to the disqualification of the DISC (see Note C).


NOTE H - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

YEAR ENDED MARCH 31                                   1994              1995

Trade accounts payable                         $  1,259,089      $  1,704,276
Deferred revenue                                     93,429            73,484
Commissions and royalties payable                   635,705           457,133
Other accounts payable and accrued expenses         721,773           632,321
                                               $  2,709,996      $  2,867,214

NOTE I - SEGMENT INFORMATION


YEAR ENDED MARCH 31                         1995                  1994                    1993

Net Sales
  Domestic operations
    Unaffiliated domestic customers     $ 33,937,713         $ 30,278,773             $ 24,962,966
    Unaffiliated foreign customers        12,415,020            9,763,496               10,836,159
    Intercompany                           1,133,602            1,778,942                2,701,997
                                          47,486,335           41,821,211               38,501,122

  Foreign operations
    Unaffiliated customers                 2,664,364            3,936,630                4,789,957
    Intercompany                             400,426              660,442                  571,391
                                           3,064,790            4,597,072                5,361,348
  Eliminations                            (1,648,520)          (2,439,384)              (3,273,388)
       Net Sales                        $ 48,902,605         $ 43,978,899             $ 40,589,082

Net Earnings
  Domestic operations                   $  6,496,066         $  5,549,945             $  4,446,180
  Foreign operations                        (971,852)             (26,281)                (627,576)
  Eliminations                              (401,135)            (824,571)                (704,301)
       Earnings Before Income Taxes        5,123,079            4,699,093                3,114,303
  Income taxes                            (1,691,000)           1,500,000                  770,000
       Net Earnings                     $  3,432,079         $  3,199,093             $  2,344,303

Assets
  Domestic operations                   $ 35,993,803         $ 31,107,195             $ 26,887,489
  Foreign operations                       2,603,633            2,515,474                2,937,409
  Eliminations                            (6,430,237)          (5,172,656)              (4,163,649)
       Total Assets                     $ 32,167,199         $ 28,450,013             $ 25,661,249


   The Company's domestic operations export products to unaffiliated foreign customers in many countries, including exports to the Pacific Basin which represented approximately 14%, 12%, and 16% of net sales in 1995, 1994, and 1993, respectively. The Company's foreign operations are located and primarily sell to unaffiliated customers in Western Europe. Intercompany sales are set at the standard price to unaffiliated customers less a discount based upon marketing effort.

   Sales to educational, research and defense customers, which are heavily reliant on U.S. government funding, accounted for approximately 36%, 36% and 24% of net sales in 1995, 1994 and 1993, respectively. Sales directly to federal and state agencies, including defense, during the same three years were 32%, 29% and 19% of net sales.

NOTE J - SUBSEQUENT EVENT

   Effective May 1, 1995, the Company purchased the assets and liabilities of Alnor Instruments Company (Alnor) of Skokie, Illinois for cash. Alnor is a maker of airflow, safety and indoor environmental monitoring products. The acquisition will be accounted for by the purchase method of accounting. The following represent summary proforma unaudited results of operations for the twelve months ended March 31, 1995, for the combined operations.

                                                 (UNAUDITED)

   Sales                                         $57,555,605
   Net earnings                                   $3,677,000
   Earnings per share                                   $.69

                                    REPORTS

REPORT OF KPMG PEAT MARWICK LLP, INDEPENDENT AUDITORS

The Board of Directors
and Shareholders
TSI Incorporated:

   We have audited the accompanying consolidated balance sheets of TSI Incorporated and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the years in the three-year period ended March 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TSI Incorporated and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1995 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
May 19, 1995



MANAGEMENT'S REPORT

   Management is responsible for the accuracy and objectivity of the data included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles using management's best estimates and judgements where appropriate.

   Established accounting procedures and related systems of internal control provide reasonable assurance that assets are protected, that the accounting books and records properly reflect all transactions, and that policies and procedures are implemented by qualified personnel.

   The Audit Committee, composed of two members of the Board of Directors who are not employees of the Company, meets regularly with representatives of management and the independent auditors to monitor the functioning of the accounting and control systems and to review the results of the auditing activities. The Audit Committee recommends independent auditors for appointment by the Board. The independent auditors have full and free access to the Audit Committee.

   The independent public accounting firm,KPMGPeat Marwick LLP, is retained to conduct an objective, independent audit of the financial statements.


/s/ Lowell D. Nystrom
Lowell D. Nystrom
Vice President and
Chief Financial Officer