Form 10-K, Exhibit 13
period 1996-03-31
TSI INC /MN/
filed 1996-07-01
CIK 100063

EXHIBIT 13
                      ANNUAL REPORT TO SHAREHOLDERS FOR THE
                        FISCAL YEAR ENDED MARCH 31, 1996


                         ELEVEN-YEAR FINANCIAL DATA (1)
               (thousands of dollars unless otherwise indicated)

                                                     1996      1995      1994      1993      1992      1991      1990
OPERATIONS
  NET SALES                                       $69,233   $48,903   $43,979   $40,589   $40,293   $39,660   $35,916
  GROSS PROFIT                                     38,491    28,566    25,301    22,877    22,880    23,491    21,402
  % OF SALES                                         55.6      58.4      57.5      56.4      56.8      59.2      59.6
  RESEARCH AND DEVELOPMENT                          8,993     7,196     6,360     5,847     6,112     5,538     4,535
  % OF SALES                                         13.0      14.7      14.5      14.4      15.2      14.0      12.6
  SG & A                                           21,362    16,657    15,076    14,885    14,494    14,167    13,548
  % OF SALES                                         30.9      34.1      34.3      36.7      36.0      35.7      37.7
  OPERATING INCOME                                  8,136     4,714     3,864     2,145     2,275     3,786     3,319
  % OF SALES                                         11.8       9.6       8.8       5.3       5.6       9.5       9.2
  NET EARNINGS                                      5,482     3,432     3,199     2,344     1,830     2,660     2,295
  % OF SALES                                          7.9       7.0       7.3       5.8       4.5       6.7       6.4
  EARNINGS PER SHARE                                  .98       .65       .62       .45       .33       .48       .41

FINANCIAL POSITION
  CURRENT RATIO                                       3.1       3.9       3.8       3.6       3.9       3.2       3.4
  WORKING CAPITAL                                 $18,498   $16,855   $15,783   $13,365   $14,615   $13,275   $12,461
  TOTAL ASSETS                                     42,512    32,167    28,450    25,661    25,894    26,681    24,900
  LONG-TERM DEBT                                        0         0         0         0       888       965     1,202
  SHAREHOLDERS' EQUITY                             33,598    26,342    22,839    20,335    19,918    18,943    17,800
  SHAREHOLDERS' EQUITY PER SHARE                     6.01      5.05      4.47      3.95      3.71      3.54      3.22

  OTHER DATA
  WEIGHTED AVG. NUMBER OF SHARES (THOUSANDS)(2)     5,588     5,308     5,182     5,266     5,571     5,544     5,699
  ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT(3)   $ 3,931   $ 3,124   $ 1,204   $ 1,138   $ 1,204   $ 1,057   $ 1,439
  DEPRECIATION AND AMORTIZATION                     1,739     1,282     1,274     1,143     1,161     1,128     1,193
  BACKLOG OF ORDER                                 30,007    11,364    12,514     6,109     8,393     9,803     7,418
  RETURN ON BEGINNING SHAREHOLDES' EQUITY(%)         20.8      15.0      15.7      11.8       9.7      14.9      14.3
  RETURN ON AVERAGE TOTAL ASSETS(%)                  15.0      11.3      12.2       9.4       7.0      10.7       9.6


(TABLE CONTINUED FROM ABOVE)

                                                     1989      1988      1987      1986

OPERATIONS
  NET SALES                                       $33,733   $29,294   $23,080   $19,377
  GROSS PROFIT                                     19,414    17,047    13,399    11,282
  % OF SALES                                         57.6      58.2      58.1      58.2
  RESEARCH AND DEVELOPMENT                          4,461     4,813     3,551     3,417
  % OF SALES                                         13.2      16.4      15.4      17.6
  SG & A                                           12,068    10,308     7,587     6,439
  % OF SALES                                         35.8      35.2      32.9      33.2
  OPERATING INCOME                                  2,915     1,926     2,261     1,426
  % OF SALES                                          8.6       6.6       9.8       7.4
  NET EARNINGS                                      1,927     1,518     1,620     1,359
  % OF SALES                                          5.7       5.2       7.0       7.0
  EARNINGS PER SHARE                                  .35       .27       .29       .25

FINANCIAL POSITION
  CURRENT RATIO                                       3.4       3.7       3.5       5.2
  WORKING CAPITAL                                 $12,609   $10,969   $ 9,892   $10,517
  TOTAL ASSETS                                     23,675    21,361    20,300    16,946
  LONG-TERM DEBT                                      838     1,085     1,835     1,565
  SHAREHOLDERS' EQUITY                             16,073    14,562    13,344    11,937
  SHAREHOLDERS' EQUITY PER SHARE                     2.91      2.66      2.42      2.19

OTHER DATA
  WEIGHTED AVG. NUMBER OF SHARES (THOUSANDS)(2)     5,586     5,621     5,614     5,549
  ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT(3)   $   782   $   871   $   707   $   715
  DEPRECIATION AND AMORTIZATION                     1,127       954       926       767
  BACKLOG OF ORDER                                  6,724     6,959     5,670     4,444
  RETURN ON BEGINNING SHAREHOLDES' EQUITY(%)         13.2      11.4      13.6      12.4
  RETURN ON AVERAGE TOTAL ASSETS(%)                   8.7       7.4       8.9       8.5



(1) Data are based on results from continuing operations where applicable. Applicable earnings, stock and dividends declared per share data for all prior years shown have been retroactively adjusted to reflect the three-for-two stock splits effective August 17, 1994 and May 28, 1991.

(2)    As used for computation of earnings per common share.

(3) In fiscal years 1996 and 1995, a major plant expansion and remodeling project accounted for $2.5 million and $1.7 million, respectively, as part of the Additions to Property, Plant and Equipment.


                              INVESTOR INFORMATION

STOCK AND DIVIDEND DATA

       TSI common stock is traded in the National Market System of the NASDAQ over-the-counter market under the symbol TSII. Stock price quotations are printed daily in The Wall Street Journal and other major newspapers. During the fiscal year ended March 31, 1996, average trading volume of TSI common stock was 126,000 shares per month, based on NASDAQ records.

       There were 5,612,544 shares of TSI common stock outstanding as of May 31, 1996 of which 19 percent were owned by officers and directors of TSI. There were 574 shareholders of record on that date and an additional number of about 1,100 shareholders for whom securities firms acted as nominees.

       The range of market prices as reported by NASDAQ, dividends declared and the trailing 12-month closing price/earnings ratio for each quarterly period are shown in the table below. TSI has a policy of paying dividends quarterly in May, August, November and February. Dividends have been paid each year since 1975. As of May 31, 1996, the quarterly dividend rate was $.04 per share.


STOCK DATA

                                                       Trailing
                         Market Range        Dividend  12-Month
FISCAL 1996          HIGH    LOW     CLOSE   DECLARED  P/E RATIO
- -----------          ----    ---     -----   --------  ---------
FOURTH QUARTER     $18 3/8   14      17 3/4  $ .040      18.1
THIRD QUARTER       15 1/2    8      15        .040      23.5
SECOND QUARTER      12        7      11 1/4    .030      19.7
FIRST QUARTER        9 1/2    7       9        .030      14.8


                                                         TRAILING
                         MARKET RANGE         DIVIDEND   12-MONTH
FISCAL 1995          HIGH    LOW     CLOSE    DECLARED   P/E RATIO
- -----------          ----    ---     -----    --------   ---------
FOURTH QUARTER     $ 9 1/2   7 3/4    9 1/8   $ .030       14.0
THIRD QUARTER        9       7        8 1/4     .030       10.0
SECOND QUARTER       9 1/4   5 1/4    8 3/4     .030       10.0
FIRST QUARTER        9 1/8   5        8 1/8     .030        9.5


[BAR CHART]

Dividends Per Share
(dollars)

1986      .035
1987      .035
1988      .045
1989      .049
1990      .067
1991      .083
1992      .107
1993      .107
1994      .107
1995      .120
1996      .140


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

       The following discussion supplements the information presented in the consolidated financial statements beginning on page 16. This information may be better understood in several instances by referring to the accompanying graphs. Additional data are given in the Eleven-Year Financial Data table on pages 10 and 11. The Company's Board of Directors declared a three-for-two stock split in the form of a stock dividend, effective August 17, 1994. Earnings per share data for all prior years have been restated to reflect this split.

RESULTS OF OPERATIONS
       NET SALES Net sales totaled $69,233,000 in fiscal 1996, an increase of
41.6 percent from $48,903,000 in 1995. Sales in fiscal 1994 were $43,979,000.
All of TSI's basic product lines experienced sales increases in fiscal 1996. The Net Sales graph on this page shows how sales have grown under the Company's major market drivers over the past five years.

                     [bar chart]

                      Net Sales
                (millions of dollars)


         Safety, Comfort   Productivity
            and Health     and Quality       Net
            of People      Improvement      Sales

1992            55%            45%          $40.3
1993            60%            40%          $40.6
1994            63%            37%          $44.0
1995            68%            32%          $48.9
1996            66%            34%          $69.2

       In fiscal 1996, sales of products for Safety, Comfort and Health of People increased 38 percent, and represented 66 percent of total sales. These increases included indoor air quality instruments, indoor air distribution instruments, meteorologic and hydrologic instruments for outdoor monitoring and analytical instruments for research and testing involving submicron particles. In fiscal 1995, this area represented 68 percent of total sales.

       In fiscal 1996, about $3.0 million in sales of Safety, Comfort and Health products came from contracts with the U.S. Army for PortaCount(R) fit testers for respirators and gas masks, down from $5.0 million in fiscal 1995 and also down from $3.5 million in fiscal 1994.

       Products for Productivity and Quality Improvement increased 49 percent, becoming 34 percent of total sales. In fiscal 1995, this area represented 32 percent of total sales. Increased fiscal 1996 sales of Productivity and Quality products occurred for fluid mechanics instruments, which had experienced a decrease in fiscal 1995. Sales of LaserSpeed(R) speed and length instrumentation and sales of automated test stands for filter testing showed increases as well.

       For fiscal 1996, sales of Safety, Comfort and Health products were increased by the Alnor Instrument Company acquisition in May, 1995 and sales of Productivity and Quality products were increased by the Aerometrics, Inc. acquisition in October, 1995. Without these acquisitions, sales of Safety, Comfort and Health products grew 15 percent and sales of Productivity and Quality products grew 21 percent during fiscal 1996.

[bar chart]

International Sales
(percent of sales)

1992      40
1993      38
1994      31
1995      31
1996      36


       The Company's international net sales increased 65 percent, or $9.8 million to $24.8 million, which was 36 percent of sales in fiscal 1996 compared to $15.0 million, or 31 percent of sales, in fiscal 1995 and $13.7 million, or 31 percent in fiscal 1994. Domestic net sales increased 31 percent, or $10.5 million, during fiscal 1996. Higher international sales during fiscal 1996 came in each of the major product lines. Without the two previously-referenced acquisitions, which had a lower percentage of international sales, the increase in international sales would have been 45 percent in fiscal 1996, representing 38 percent of total sales.

       Since sales to government agencies represent a significant portion of the Company's sales, it is important to consider the potential effects of changes in government spending. Sales to federal and state agencies, including defense, comprised 21 percent of the Company's net sales for fiscal 1996, compared with 32 and 29 percent for fiscal 1995 and 1994, respectively. This decrease for fiscal 1996 was due to lower sales of PortaCount Respirator Fit Testers under contracts with the U.S. Army, a significantly larger increase in international sales than domestic sales and a normally lower percentage of sales to government agencies for the two acquisitions made during fiscal 1996. Due to the Company's diverse line of products, sales occur in a wide range of U.S. and state government agencies. A major contributor to the higher percentage of government sales which occurred during fiscal 1995 and 1994, was shipments on the previously-mentioned military contracts. With similar contracts in backlog for higher shipments in fiscal 1997, sales to government agencies could run at a higher percentage of the total for fiscal 1997 compared to fiscal 1996.

[bar chart]

Gross Profit Margin
(percent of sales)

1992   58.8%
1993   56.4%
1994   57.5%
1995   58.4%
1996   55.6%


       GROSS PROFIT Gross Profit was $38,491,000 in fiscal 1996, or 55.6 percent of net sales, compared with $28,566,000, or 58.4 percent of net sales in fiscal 1995 and $25,301,000, or 57.5 percent, in fiscal 1994. Over the past several years, the Company's gross profit rate has generally been in a range of about 57 to 60 percent. In fiscal 1996, gross profit was below that range, mainly due to the newly acquired companies, which normally operate with a lower gross margin as well as lower operating expenses. If these two acquisitions are not included, gross profit margin would be 58.6 percent of sales for fiscal 1996. Hence, with the two new acquisitions included, the gross profit rate in the future may be 2 to 3 percent lower, as a percentage of sales.

[bar chart]

R&D Expenditures
(percent of sales)

1992      15.2%
1993      14.4%
1994      14.5%
1995      14.7%
1996      13.0%


       OPERATING EXPENSES Research and product development expenses were 13.0 percent of net sales in fiscal 1996, as compared to 14.7 percent for 1995 and
14.5 percent in fiscal 1994. Research and development expenses would have been
13.9 percent of sales without the two 14 Management's Discussion and Analysis referenced acquisitions. For the past eight years, the Company's research and product development expenses have ranged from about 12 to 15 percent of net sales. Fiscal 1997 research and development expenses are expected to again be in this range. The company has a strong commitment to long-term growth through research and product development, which has continued to enhance product offerings in most of the Company's market niches during the past five years, and is expected to also result in sales growth in future years.


[bar chart]

   Selling & Administrative
        Expenditures
     (percent of sales)

       1992      36.0%
       1993      36.7%
       1994      34.3%
       1995      34.1%
       1996      30.9%


       Selling expenses were 23.3 percent of net sales in fiscal 1996, 26.4 percent in fiscal 1995 and 26.1 percent in fiscal 1994. Fiscal 1996 selling expenses would have been 24.7 percent of sales without the two acquisitions, which is a lower percentage than recent years, mainly due to a faster rate of sales increase without an accompanying increase in fixed costs.

       Administrative expenses were 7.6 percent in fiscal 1996, compared to 7.7 percent in fiscal 1995 and 8.1 percent in fiscal 1994. The Company expects administrative costs to continue in a normal range of 7 to 9 percent for fiscal 1997.

[bar chart]

  Operating Income
(millions of dollars)

1992      2.27
1993      2.15
1994      3.86
1995      4.71
1996      8.14


       OTHER INCOME Other income totaled $298,000 in fiscal 1996, compared with $409,000 in fiscal 1995 and $835,000 in fiscal 1994. Other income was lower in fiscal 1996 mainly due to lower investment income because cash balances and interest rates were lower. The major element of other income in fiscal 1995 was investment income, while the major factor in fiscal 1994 was net gain from the divestiture of the Company's product line for clean room monitoring.

       PROVISION FOR INCOME TAXES The provision for income taxes was $2,952,000, or 35 percent of pretax earnings in fiscal 1996. This compares to provisions of $1,691,000, or 33 percent of pretax earnings, in fiscal 1995, and $1,500,000, or 32 percent of pretax earnings, in fiscal 1994. The fiscal 1997 effective tax rate is expected to again be in the range of 33 to 35 percent of pretax earnings, assuming no significant changes in the tax laws. See Note G on page 22 for additional information.


[bar chart]

    Net Earnings
(millions of dollars)

1992      1.83
1993      2.34
1994      3.20
1995      3.43
1996      5.48


       NET EARNINGS Net Earnings were $5,482,000, or $.98 per share, in fiscal 1996. This was an increase of 59.7 percent from $3,432,000, or $.65 per share, in fiscal 1995 and $3,199,000, or $.62 per share in fiscal 1994.


LIQUIDITY AND CAPITAL RESOURCES

       CASH AND CASH EQUIVALENTS Cash and cash equivalents decreased by $8,863,000 during fiscal 1996 to $688,000 at March 31, 1996. The major factors in the decrease were the $5.8 million of cash used in making two major acquisitions and $3.9 million of additions to property, plant and equipment, about $2.5 million of which was for the completion of a new addition and remodeling of the Company's headquarters building.

       Net cash provided by operating activity totaled $596,000 in fiscal 1996, compared with $5,841,000 in fiscal 1995 and $4,503,000 in fiscal 1994. Significant decreases in cash provided by operating activities in fiscal 1996 came from increased receivables and inventories. Receivables increased significantly due to timing of collection on the military contracts previously mentioned and higher sales volume, particularly near the end of the fiscal period. Inventory increased due to the large increase in backlog of orders and purchases made to fulfill longer-term contracts.

[bar chart]

Current Ratio

1992    3.9
1993    3.6
1994    3.8
1995    3.9
1996    3.1


       Management believes internally-generated funds and short-term borrowings on existing credit lines will provide adequate resources to support operations through fiscal 1997.

       CURRENT ASSETS AND LIABILITIES Accounts receivable increased by $8,801,000 to $15,534,000 at March 31, 1996. This increase in fiscal 1996 came from $3,566,000 added by the two acquisitions referenced previously and the remaining $5,235,000 mostly from significantly higher sales rates.

       Working capital rose $1,643,000 to $18,498,000 at March 31, 1996. The current ratio was 3.1 compared to 3.9 at the end of fiscal 1995.

       The Company has two short-term lines of credit totaling $2,500,000. During the second half of fiscal 1996, following the Aerometrics, Inc. acquisition, the Company borrowed amounts up to $1,500,000 against one of these lines of credit to fund short-term cash fluctuations, but there were no loan balances as of March 31, 1996. The Company had no long-term debt at March 31, 1996 or 1995.

[bar chart]

Long-Term Debt-to-Equity-Ratio

1992      .044
1993       0
1994       0
1995       0
1996       0


       STOCK REPURCHASE As of March 31, 1996, the Company has authority to repurchase a total of 223,300 shares under plans previously approved by its Board of Directors. No shares were repurchased during fiscal 1996 or fiscal 1995.

IMPACT OF ACCOUNTING STANDARDS

       The Company was not required to nor chose to adopt any new accounting standards during fiscal 1996 that had any significant impact on the financial statements. In fiscal 1997, the Company intends to adopt the disclosure provisions of the Financial Accounting Standards Board Statement No. 123, accounting for Stock-Based Compensation, while continuing to account for options and other stock-based compensation using the intrinsic value-based method.



                              FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
TSI Incorporated and Subsidiaries

YEAR ENDED MARCH 31                                   1996          1995          1994
                                                   -----------   -----------   -----------
Net sales                                          $69,233,244   $48,902,605   $43,978,899
Cost of products sold                               30,741,891    20,336,422    18,678,155
                                                   -----------   -----------   -----------
                               GROSS PROFIT         38,491,353    28,566,183    25,300,744

Operating expenses
        Research and product development             8,992,519     7,195,547     6,360,384
        Selling                                     16,134,498    12,907,365    11,494,774
        Administrative                               5,227,992     3,749,488     3,581,515
                                                   -----------   -----------   -----------
                                                    30,355,009    23,852,400    21,436,673
                                                   -----------   -----------   -----------
                           OPERATING INCOME          8,136,344     4,713,783     3,864,071
Other income -- Note C                                 297,696       409,296       835,022
                                                   -----------   -----------   -----------
               EARNINGS BEFORE INCOME TAXES          8,434,040     5,123,079     4,699,093
Provision for income taxes -- Note G                 2,952,000     1,691,000     1,500,000
                                                   -----------   -----------   -----------
                               NET EARNINGS        $ 5,482,040   $ 3,432,079   $ 3,199,093
                                                   ===========   ===========   ===========
                  EARNINGS PER COMMON SHARE        $       .98   $       .65   $       .62
                                                   ===========   ===========   ===========
Weighted average number of shares for
        computation of earnings per common share     5,587,645     5,308,170     5,182,163


See notes to consolidated financial statements


QUARTERLY FINANCIAL INFORMATION
TSI Incorporated and Subsidiaries (Unaudited)

Following is a summary of unaudited quarterly results (see Note D).


FISCAL 1996                          1ST QTR       2ND QTR       3RD QTR       4TH QTR         TOTAL
- ----------------------------------------------------------------------------------------------------
NET SALES                        $13,769,918   $14,573,940   $20,730,421   $20,158,965   $69,233,244
GROSS PROFIT                       7,920,078     8,256,366    10,871,066    11,443,843    38,491,353
NET EARNINGS                         744,102       750,844     1,874,967     2,112,127     5,482,040
        NET EARNINGS PER SHARE           .14           .14           .33           .37           .98

Fiscal 1995
- ----------------------------------------------------------------------------------------------------
Net Sales                        $11,983,020   $12,159,348   $13,715,960   $11,044,277   $48,902,605
Gross Profit                       7,297,019     7,224,284     7,920,823     6,124,057    28,566,183
Net Earnings                         936,015       942,177     1,290,089       263,798     3,432,079
        Net Earnings Per Share           .18           .18           .24           .05           .65



CONSOLIDATED BALANCE SHEETS
TSI Incorporated and Subsidiaries


MARCH 31                                                                               1996          1995
                                                                                -----------   -----------
ASSETS
CURRENT ASSETS
        Cash and cash equivalents                                               $   688,055   $ 9,551,552
        Accounts receivable, less allowance of
          $237,000 and $142,000, respectively                                    15,533,541     6,732,602
        Prepaid expenses                                                            310,483       222,629
        Inventories
                Finished products                                                 2,462,381     1,699,460
                Work-in-process                                                   1,782,462     1,124,753
                Materials and supplies                                            6,635,571     3,349,073
                                                                                -----------   -----------
                                                                                 10,880,414     6,173,286
                                                                                -----------   -----------
                                   TOTAL CURRENT ASSETS                          27,412,493    22,680,069

INTANGIBLES AND OTHER ASSETS
        Goodwill, net of accumulated amortization of
          $682,000 and $566,000, respectively                                     2,991,222     1,726,915
        Note receivable                                                             610,000       610,000
        Deferred income tax benefit                                                 721,020       289,073
        Other assets                                                              2,377,558     1,389,129
                                                                                -----------   -----------
                                                                                  6,699,800     4,015,117
PROPERTY, PLANT AND EQUIPMENT
        Land                                                                        128,503       128,503
        Buildings                                                                 3,564,863     1,039,070
        Construction in progress                                                    236,747     1,819,482
        Machinery and equipment                                                  16,301,710    12,310,360
                                                                                -----------   -----------
                                                                                 20,231,823    15,297,415
        Less allowance for depreciation                                          11,831,980     9,825,402
                                                                                -----------   -----------
                                                                                  8,399,843     5,472,013
                                                                                -----------   -----------
                                   TOTAL ASSETS                                 $42,512,136   $32,167,199
                                                                                ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
        Accounts payable and accrued expenses -- Note H                         $ 4,863,403   $ 2,867,214
        Employee compensation                                                     3,118,417     2,505,273
        Taxes, other than income taxes                                              306,227       272,957
        Income taxes payable                                                        626,139       179,998
                                                                                -----------   -----------
                                   TOTAL CURRENT LIABILITIES                      8,914,186     5,825,442
DEFERRED INCOME TAXES -- Note G                                                        --            --
                                                                                -----------   -----------
                                   TOTAL LIABILITIES                              8,914,186     5,825,442

SHAREHOLDERS' EQUITY -- Notes D and E
        Common shares, $.10 par value--authorized 8,000,000 shares, issued and outstanding 1996--5,590,828 shares;
          1995--5,212,058 shares                                                    559,083       521,206
        Additional paid-in capital                                                8,800,846     6,002,771
        Retained earnings                                                        24,202,036    19,471,422
        Equity adjustment from translation                                           35,985       346,358
                                                                                -----------   -----------
                                   TOTAL SHAREHOLDERS' EQUITY                    33,597,950    26,341,757

        Commitments and contingencies -- Note B
                                   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $42,512,136   $32,167,199
                                                                                ===========   ===========


See notes to consolidated financial statements



CONSOLIDATED STATEMENTS OF CASH FLOWS
TSI Incorporated and Subsidiaries


YEAR ENDED MARCH 31                                                                        1996           1995           1994
                                                                                    -----------    -----------    -----------
OPERATING ACTIVITIES
        Net earnings                                                                $ 5,482,040    $ 3,432,079    $ 3,199,093
        Adjustments to reconcile net earnings to net cash
          provided by operating activities:
                Provision for losses on accounts receivable                              29,845         40,696         49,934
                Depreciation and amortization of property, plant and equipment        1,572,218      1,165,923      1,157,575
                Amortization of goodwill                                                166,885        116,257        116,257
                (Gain) loss on sale of assets                                            12,603          1,286         (5,274)
                Provision for deferred income taxes                                    (313,000)      (169,943)      (346,342)
                Income tax benefit from stock plans                                     254,000         67,060         55,333
                Changes in operating assets and liabilities:
                        Accounts receivable                                          (5,234,609)     1,516,775        543,709
                        Prepaid expenses                                                 64,572         36,280        (47,545)
                        Inventories                                                  (2,569,069)      (151,307)      (908,808)
                        Other assets                                                    461,571       (387,352)       127,588
                        Accounts payable and accrued expenses                           266,133        157,218         27,422
                        Employee compensation                                           247,366        462,843        298,056
                        Taxes, other than income taxes                                   33,270        (51,458)        17,862
                        Current income taxes payable                                    446,141       (354,024)       168,621
                Foreign currency translation (gain) loss                               (324,024)       (41,431)        49,035
                                                                                    -----------    -----------    -----------
                                        NET CASH PROVIDED BY OPERATING ACTIVITIES       595,942      5,840,902      4,502,516
                                                                                    -----------    -----------    -----------

INVESTING ACTIVITIES
        Decrease (increase) in current investments                                         --        1,618,771     (1,618,771)
        Additions to property, plant and equipment                                   (3,931,011)    (3,124,261)    (1,204,113)
        Proceeds from disposal of property, plant and equipment                          15,196         23,610         56,715
        Purchase of companies, net of cash acquired                                  (5,817,721)          --             --
                                                                                    -----------    -----------    -----------
                                            NET CASH USED IN INVESTING ACTIVITIES    (9,733,536)    (1,481,880)    (2,766,169)
                                                                                    -----------    -----------    -----------

FINANCING ACTIVITIES
        Payment on short-term notes                                                    (343,326)          --             --
        Proceeds from stock options exercised                                           863,075        230,173        211,589
        Proceeds from employee stock purchases                                          421,394        308,143        300,327
        Dividends paid                                                                 (699,057)      (602,251)      (543,931)
        Purchases of common stock                                                          --             --         (744,937)
                                                                                    -----------    -----------    -----------
                              NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       242,086        (63,935)      (776,952)
                                                                                    -----------    -----------    -----------

Effect of exchange rate changes on cash and cash equivalents                             32,011         51,964        (10,496)
                                                                                    -----------    -----------    -----------
                                 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    (8,863,497)     4,347,051        948,899
                                                                                    -----------    -----------    -----------

Cash and cash equivalents at beginning of year                                        9,551,552      5,204,501      4,255,602
                                                                                    -----------    -----------    -----------
                                         CASH AND CASH EQUIVALENTS AT END OF YEAR   $   688,055    $ 9,551,552    $ 5,204,501
                                                                                    ===========    ===========    ===========

Interest paid                                                                       $    24,000    $    75,000    $     5,000
                                                                                    ===========    ===========    ===========


See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TSI Incorporated and Subsidiaries

                                                                                                                       Equity
                                                           Common Shares             Additional                      Adjustment
                                                           -------------               Paid-In         Retained         from
                                                        Shares          Amount         Capital         Earnings      Translation
                                                     ------------    ------------    ------------    ------------    ------------
Balance March 31, 1993                               $  3,428,177    $    342,818    $  5,152,545    $ 14,587,358    $    252,414
        Net earnings for year ended March 31, 1994           --              --              --         3,199,093
        Cash dividends paid ($.107 per share)                --              --              --          (543,931)
        Current year translation adjustment                  --              --              --              --            26,541
        Employee stock purchases                           34,284           3,428         296,899
        Stock options exercised                            32,760           3,276         208,313
        Income tax benefit from stock plans                  --              --            55,333
        Shares repurchased and retired                    (89,500)         (8,950)       (135,061)       (600,926)
                                                     ------------    ------------    ------------    ------------    ------------
Balance March 31, 1994                                  3,405,721         340,572       5,578,029      16,641,594         278,955
        Net earnings for year ended March 31, 1995           --              --              --         3,432,079
        Cash dividends paid ($.120 per share)                --              --              --          (602,251)
        Current year translation adjustment                  --              --              --              --            67,403
        Employee stock purchases                           52,706           5,271         302,872
        Stock options exercised                            42,979           4,298         225,875
        Income tax benefit from stock plans                  --              --            67,060
        Stock split adjustment--Note D                  1,710,652         171,065        (171,065)
                                                     ------------    ------------    ------------    ------------    ------------
Balance March 31, 1995                                  5,212,058         521,206       6,002,771      19,471,422         346,358
        Net earnings for year ended March 31, 1996           --              --              --         5,482,040
        Cash dividends paid ($.14 per share)                 --              --              --          (699,057)
        Current year translation adjustment                  --              --              --              --          (310,373)
        Employee stock purchases                           56,639           5,664         415,730
        Stock options exercised                           177,230          17,723         872,728
        Income tax benefit from stock plans                  --              --           254,000
        Stock issued in purchase                          146,789          14,679       1,258,275
        Shares exchanged upon option exercise              (1,888)           (189)         (2,658)        (52,369)
                                                     ------------    ------------    ------------    ------------    ------------
BALANCE MARCH 31, 1996                               $  5,590,828    $    559,083    $  8,800,846    $ 24,202,036    $     35,985
                                                     ============    ============    ============    ============    ============


See notes to consolidated financial statements.


                                ---- NOTES ----


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TSI Incorporated and Subsidiaries March 31, 1996


NOTE A --DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS: The Company is a worldwide supplier of innovative sensors and instrumentation systems. The Company's instruments serve customers in industry and research--with applications ranging from monitoring air quality to controlling industrial processes. The Company's products address two major, growing market needs:

     --Safety, Comfort and Health of People
     --Productivity and Quality Improvement.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of TSI and its wholly-owned subsidiaries after elimination of significant intercompany accounts and transactions.

     CASH EQUIVALENTS: Cash equivalents of $8,256,000 at March 31, 1995, consist of short-term highly liquid investments with maturity periods of less than three months from date of purchase. There were no cash equivalents at March 31, 1996.

     INVENTORIES: Inventories are valued at cost which is not in excess of market. Inventories valued under the last-in, first-out (LIFO) method were $6,475,000 and $4,702,000 at March 31, 1996 and 1995, respectively. Inventories valued under the first-in, first-out (FIFO) method were $4,405,000 and $1,471,000 at March 31, 1996 and 1995, respectively. If the first-in, first-out
(FIFO) method of inventory valuation had been used by the Company, inventories would have been approximately $1,514,000 and $1,661,000 higher than reported at March 31, 1996 and 1995, respectively.

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

     At March 31, 1995, the Company was constructing an addition to its building in Shoreview, Minnesota. A portion of the cost is being funded through Tax Increment Financing (TIF). At March 31, 1996 and 1995, the estimated portion to be funded through the TIF has been reflected as a note receivable offsetting the project costs.

     INTANGIBLE ASSETS: Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over periods up to 40 years. Goodwill balances are reviewed to determine that the unamortized balances are recoverable. In evaluating the recoverability, the following factors, among others, are considered: a significant change in the factors used to determine the amortization period, an adverse change in legal factors or in the business climate, a transition to a new product or service strategy, a significant change in the customer base, and a realization of failed marketing efforts. If the unamortized balance is believed to be unrecoverable, the Company recognizes an impairment charge necessary to reduce the unamortized balance to the amount of cash flows expected to be generated over the remaining life. If the acquired entity has been integrated into other operations and cash flows cannot be separately measured, the Company recognizes an impairment charge necessary to reduce the unamortized balance to its estimated fair value. The amount of impairment is charged to earnings in the current period.

     REVENUE RECOGNITION: The Company recognizes sales when the product is shipped and revenue on research and development contracts using the percentage-of-completion method of accounting.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

     EARNINGS PER COMMON SHARE: Earnings per common share is primary earnings per share, computed by dividing net earnings by the weighted average number of shares outstanding during the year, including any dilutive effect of shares issuable under terms of the stock option or the employee stock purchase plans. Primary and fully diluted earnings per share are substantially the same. Earnings per share data for fiscal 1994 have been adjusted to reflect the stock split discussed in Note D.

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

     At March 31, 1996, the Company had outstanding forward contracts of $2,258,000 and had no outstanding option contracts. These contracts have maturity dates of less than a year. Deferred market value changes on forward contracts hedging backlog were not significant at March 31, 1996.

     RECENT ACCOUNTING PRONOUNCEMENT: In October 1995 the Financial Accounting Standard Board issued Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. In the fiscal year ended March 31, 1997, the Company intends to adopt the disclosure provisions of the statement while continuing to account for options and other stock-based compensation using the intrinsic value-based method.

NOTE B --LEASE COMMITMENTS AND LINES OF CREDIT

     The Company leases office, plant facilities and equipment under operating leases ranging from two to ten years.

     Rental expense for all operating leases was $686,000, $394,000 and $489,000 in 1996, 1995, and 1994, respectively. Future minimum lease obligations each fiscal year under noncancelable operating leases are $786,000 in 1997, $537,000 in 1998, $506,000 in 1999, $230,000 in 2000, and $180,000 in 2001; all lease obligations will be fulfilled in 2001.

     The Company has unsecured short-term lines of credit totaling $2,500,000 available under two agreements. The interest rate on the $2,000,000 line is the lesser of either the reference rate or 1.15% over the Federal Funds rate. The rate on the $500,000 line of credit is the lesser of the reference rate or 1.50% over the Federal Funds rate. As of March 31, 1996, neither credit line had an outstanding balance. However, the total available funds were reduced by outstanding standby letters of credit totaling $168,000 issued against these two facilities. Additionally, the Company had contingent liabilities of $705,000 in the form of performance and foreign customs guarantees.

NOTE C -- OTHER INCOME

YEAR ENDED MARCH 31                              1996        1995         1994
                                            ---------   ---------    ---------
Interest income                             $ 111,000   $ 426,000    $ 137,000
Foreign currency transaction gains (losses)    42,000      (9,000)     (10,000)
Gain on disposal of product line                 --          --        704,000
Provision for loss on long-term note             --          --       (167,000)
Other                                         145,000      (8,000)     171,000
                                            ---------   ---------    ---------
                                            $ 298,000   $ 409,000    $ 835,000
                                            =========   =========    =========

     In December, 1993 the Company sold its microcontamination product line to Particle Measuring Systems (PMS), adding approximately $479,000 ($.09 per share) to fiscal 1994 net earnings. The Company has a five year agreement with PMS whereby it will continue to manufacture certain products.

NOTE D -- SHAREHOLDERS' EQUITY

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

NOTE E -- STOCK OPTIONS AND STOCK PURCHASE PLAN

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


                                     1982 Plan            1988 Plan                 1992 Plan
                                     ---------            ---------                 ---------
                               Available  Shares     Available  Shares       Available      Shares
                               for Grant  Granted    for Grant  Granted      for Grant      Granted      Price Per Share
                               ---------  -------    ---------  -------      ---------      -------    ---------------------
Balance March 31, 1993            --      75,038         --      274,200       26,341        123,659   $2.70    to      7.00
        Reserved                                                              102,845
        Granted                                                              (119,476)       119,476    5.33    to      8.59
        Exercised                        (26,625)                (22,050)                       (465)   3.39    to      7.00
        Canceled                          (3,375)                (22,875)       3,000         (3,000)   3.86    to      7.00
                               --------  -------       -------   -------     --------       --------
Balance March 31, 1994            --      45,038         --      229,275       12,710        239,670
        Reserved                                                              102,172
        Granted                                                               (46,324)        46,324    8.58    to      9.00
        Exercised                        (13,613)                (27,000)                    (10,266)   2.77    to      7.25
        Canceled                                                  (5,925)       4,525         (4,525)   6.33    to      8.58
                               --------  -------       -------   -------     --------       --------
Balance March 31, 1995            --      31,425         --      196,350       73,083        271,203
        Reserved                                                              104,241         --
        Granted                                                              (106,904)       106,904    8.88    to     16.75
        Exercised                        (19,575)               (122,350)                    (35,305)   2.77    to      9.12
        Canceled                                                  (2,850)       5,750         (5,750)   6.33    to      9.00
                               --------  -------       -------   -------     --------       --------
Balance March 31, 1996            --      11,850         --       71,150       76,170        337,052
                               ========  =======       =======   =======     ========       ========
Exercisable:
        March 31, 1995                    31,425                 166,995                     158,893   $2.77   to    $ 8.67
        March 31, 1996                    11,850                  71,150                     215,571    2.77   to      9.56


     On July 21, 1994, the Company adopted the Employee Stock Purchase Plan of 1994. This Plan authorized the issuance of a total of 300,000 shares over the life of the Plan. Shares may be purchased at 85% of market value. As of March 31, 1996, 191,495 shares remain reserved for grant and 51,866 shares are subscribed but unissued under this plan. There are no shares issued or subscribed under the Employee Stock Purchase Plan of 1987 adopted on July 16, 1987. No further shares will be sold under the 1987 plan. An aggregate of 739,583 shares are reserved for issuance under stock option and Employee Stock Purchase Plans.

NOTE F -- PROFIT SHARING PLAN

     The Company has trusteed profit sharing and 401(k) plans which cover substantially all of its employees. The profit sharing plan calls for a minimum contribution of 4% in fiscals 1996 and 1995 and 3% in fiscal 1994 of credited compensation for all eligible participants so long as sufficient profits are generated in that year. In addition, if average return on assets exceeds 12%, an additional 15% of pretax profits above this level are paid to eligible participants. The expense relating to these plans, based on return on assets and credited compensation, was $1,619,000, $1,104,000 and $838,000 in 1996, 1995 and
1994, respectively.

NOTE G -- INCOME TAXES
YEAR ENDED MARCH 31                                                                 1996               1995                  1994
Provision for Income Taxes
        Current Federal                                                        $ 2,908,000     $ 1,860,943     $ 1,656,342
        Deferred (federal and state)                                              (313,000)       (169,943)       (346,342)
        State                                                                      357,000            --           190,000
                                                                               -----------     -----------     -----------
                                                                               $ 2,952,000     $ 1,691,000     $ 1,500,000
                                                                               ===========     ===========     ===========
Deferred Income Tax Provisions:
                Depreciation                                                   $     8,000     $   (55,487)    $   (45,824)
                Inventory obsolescence                                              17,000         (15,722)        (78,282)
                Safe harbor leases                                                 (48,000)       (155,297)        (87,893)
                Deferred research and development costs                               --            54,587           4,137
                Reserve on note receivable                                            --              --           (87,164)
                Net operating loss--foreign subsidiary                             (47,000)       (225,732)           --
                Valuation allowance                                               (226,000)        225,732            --
                Other                                                              (17,000)          1,976         (51,316)
                                                                               -----------     -----------     -----------
                                                                               $  (313,000)    $  (169,943)    $  (346,342)
                                                                               ===========     ===========     ===========

Reconciliation of the Statutory Federal Income Tax Rate to the Company's
   Effective Tax Rate:
                Statutory rate                                                        34.0%           34.0%           34.0%
                Increase (decrease) resulting from:
                        State income tax, net of federal tax benefit                   2.8            --               2.7
                        Foreign Sales Corporation tax exempt income                   (2.1)           (1.4)           (4.0)
                        Research and development credit                               --               (.8)            (.6)
                        Net operating loss--foreign subsidiary                        --              (4.4)           --
                        Valuation allowance                                           (2.7)            4.4            --
                        Other                                                          3.0             1.2             (.2)
                                                                               -----------     -----------     -----------
                                                        Effective Tax Rate            35.0%           33.0%           31.9%
                                                                               ===========     ===========     ===========

Earnings Before Income Taxes:
                Domestic                                                       $ 8,352,230     $ 5,698,030     $ 3,901,855
                Foreign                                                             81,810        (574,951)        797,238
                                                                               -----------     -----------     -----------
                                                                               $ 8,434,040     $ 5,123,079     $ 4,699,093
                                                                               ===========     ===========     ===========
                                 Income Taxes Paid (net of refunds received)   $ 2,451,948     $ 2,187,703     $ 1,633,378
                                                                               ===========     ===========     ===========


     As of March 31, 1996, the Company had a deferred tax benefit of $721,000, including such items as depreciation, inventory valuation adjustments, safe harbor leases, deferred research and development costs and vacation pay accruals and net operating loss carryovers.


NOTE H -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES
YEAR ENDED MARCH 31                                1996         1995
                                             ----------   ----------
Trade accounts payable                       $2,590,000   $1,704,000
Deferred revenue                                264,000       74,000
Commissions and royalties payable               890,000      457,000
Other accounts payable and accrued expenses   1,119,000      632,000
                                             ----------   ----------
                                             $4,863,000   $2,867,000
                                             ==========   ==========

NOTE I -- SEGMENT INFORMATION
YEAR ENDED MARCH 31                                        1996            1995            1994
                                                   ------------    ------------    ------------
Net Sales

        Domestic operations
          Unaffiliated domestic customers          $ 44,480,433    $ 33,937,713    $ 30,278,773
          Unaffiliated foreign customers             18,707,924      12,415,020       9,763,496
          Intercompany                                3,364,789       1,133,602       1,778,942
                                                   ------------    ------------    ------------
                                                     66,553,146      47,486,335      41,821,211

        Foreign operations
          Unaffiliated customers                      6,044,887       2,664,364       3,936,630
          Intercompany                                  455,235         400,426         660,442
                                                   ------------    ------------    ------------
                                                      6,500,122       3,064,790       4,597,072
          Eliminations                               (3,820,024)     (1,648,520)     (2,439,384)
                                                   ------------    ------------    ------------
                                       Net Sales   $ 69,233,244    $ 48,902,605    $ 43,978,899
                                                   ============    ============    ============

Net Earnings
        Domestic operations                        $  8,729,282    $  6,496,066    $  5,549,945
        Foreign operations                               81,810        (971,852)        (26,281)
        Eliminations                                   (377,052)       (401,135)       (824,571)
                                                   ------------    ------------    ------------
Earnings Before Income Taxes                          8,434,040       5,123,079       4,699,093
        Income taxes                                 (2,952,000)     (1,691,000)      1,500,000
                                                   ------------    ------------    ------------
                                    Net Earnings   $  5,482,040    $  3,432,079    $  3,199,093
                                                   ============    ============    ============

Assets
        Domestic operations                        $ 52,969,517    $ 35,993,803    $ 31,107,195
        Foreign operations                            4,689,162       2,603,633       2,515,474
        Eliminations                                (15,499,543)     (6,430,237)     (5,172,656)
                                                   ------------    ------------    ------------
                                    Total Assets   $ 42,159,136    $ 32,167,199    $ 28,450,013
                                                   ============    ============    ============


     The Company's domestic operations export products to unaffiliated foreign customers in many countries, including exports to the Pacific Basin which represented approximately 14%, 14%, and 12% of net sales in 1996, 1995, and 1994, respectively. The Company's foreign operations are located and primarily sell to unaffiliated customers in Western Europe. Intercompany sales are set at the standard price to unaffiliated customers less a discount based upon marketing effort. Sales to educational, research and defense customers, which are heavily reliant on U.S. government funding, accounted for approximately 25%, 36% and 36% of net sales in 1996, 1995 and 1994, respectively. Sales directly to federal and state agencies, including defense, during the same three years were 21%, 32% and 29% of net sales.

NOTE J -- BUSINESS COMBINATIONS

     Effective May 1, 1995, the Company purchased the assets and liabilities of Alnor Instruments Company (Alnor) of Skokie, Illinois for cash. Alnor is a maker of airflow, safety and indoor environmental monitoring products. Effective October 1, 1995, the Company purchased the assets and liabilities of Aerometrics, Inc. of Sunnyvale, California for a combination of cash and stock. Aerometrics is a maker of flow and particle measuring instruments. The Company paid cash of $5,800,000 and issued 147,000 shares of Company stock for a total acquisition price of $7,076,000 for both companies. Both acquisitions were accounted for by the purchase method of accounting and included acquisition of goodwill of $1,536,000. Goodwill from these acquisitions is being amortized on a straight-line basis over a period of twenty years. The following represents summary proforma unaudited results of operations for the twelve months ended March 31, 1996, and 1995, for the combined operations.

                                      1996             1995
                               (Unaudited)      (Unaudited)
                               ----------------------------
Net sales                      $73,859,000     $64,639,000
Net earnings                    $5,632,000      $3,780,000
Earnings per common share            $1.01            $.71



                                    REPORTS

REPORT OF KPMG PEAT MARWICK LLP, INDEPENDENT AUDITORS
The Board of Directors
and Shareholders
TSI Incorporated:

     We have audited the accompanying consolidated balance sheets of TSI Incorporated and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TSI Incorporated and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996, in conformity with generally accepted accounting principles.

Minneapolis, Minnesota                     /s/ KPMG Peat Marwick LLP
May 17, 1996


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

     The independent public accounting firm, KPMG Peat Marwick LLP, is retained to conduct an objective, independent audit of the financial statements.


                                              /s/ Lowell D. Nystrom
                                              Lowell D. Nystrom
                                              Vice President and
                                              Chief Financial Officer


                              -- CORPORATE DATA --


BOARD OF DIRECTORS AND OFFICERS

JOHN F. CARLSON
DIRECTOR
Former Chairman and CEO of Cray Research, Inc.

FRANK D. DORMAN
DIRECTOR
Scientist
University of Minnesota
Consultant, Biomedicus/Medtronics

JAMES E. DOUBLES
DIRECTOR
President and Chief Operating Officer
TSI Incorporated

LEROY M. FINGERSON
DIRECTOR
Chairman and Chief Executive Officer
TSI Incorporated

LOWELL D. NYSTROM
DIRECTOR
Vice President and Chief Financial Officer
TSI Incorporated

KENNETH J. ROERING
DIRECTOR
Paul S. Gerot Chair in Marketing
and Professor of Marketing
Carlson School of Management
University of Minnesota

DONALD M. SULLIVAN
DIRECTOR
President and Chief Executive Officer
MTS Systems Corporation

LAWRENCE J. WHALEN
DIRECTOR
Former CEO of Minneapolis Children's Hospital and Management Consultant

LAURA J. COCHRANE
SECRETARY AND COUNSEL
TSI Incorporated

ROBERT F. GALLAGHER
CONTROLLER
TSI Incorporated


SHAREHOLDER INFORMATION

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
Minneapolis, Minnesota

CORPORATE COUNSEL
Gray, Plant, Mooty, Mooty & Bennett, P.A.
Minneapolis, Minnesota

REGISTRAR AND TRANSFER AGENT
Norwest Bank Minnesota, N.A.
South St. Paul, Minnesota

NOTICE OF ANNUAL MEETING
Thursday, July 18, 1996, 3:30 p.m.
TSI Corporate Office
500 Cardigan Road
Shoreview, MN 55126
STOCKHOLDERS WHO CANNOT ATTEND THE MEETING ARE URGED TO EXERCISE THEIR RIGHT TO VOTE BY PROXY. A PROXY CARD, A PROXY STATEMENT, AND A RETURN ENVELOPE ARE ENCLOSED FOR THIS PURPOSE.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be sent to any stockholder of record upon request.

STOCK HELD IN STREET NAME
The Company maintains a direct mailing list to insure that stockholders whose stock is not held in their own names, and other interested persons, receive annual reports and other information on a timely basis. If you would like your name added to this list, send your request to Lynn Olson, TSI Incorporated, 500 Cardigan Road, Shoreview, MN 55126-3996.

INVESTOR RELATIONS CONTACT
Inquiries should be directed to:
LOWELL D. NYSTROM
Chief Financial Officer
TSI Incorporated
P.O. Box 64394
St. Paul, MN 55164
(612) 483-0900