Form 10-K405, Exhibit 13
period 1997-03-31
TSI INC /MN/
filed 1997-06-27
CIK 100063

page F-8

                                   EXHIBIT 13
                      ANNUAL REPORT TO SHAREHOLDERS FOR THE
                        FISCAL YEAR ENDED MARCH 31, 1997

ELEVEN-YEAR FINANCIAL DATA


ELEVEN-YEAR FINANCIAL SUMMARY(1)
(thousands of dollars unless otherwise indicated)


                                                         1997        1996       1995      1994         1993       1992       1991
Operations
  Net Sales                                            $80,240     $69,233    $48,903     $43,979    $40,589    $40,293    $39,660
  Gross Profit                                          44,971      38,491     28,566      25,301     22,877     22,880     23,491
     % of Sales                                           56.0        55.6       58.4        57.5       56.4       56.8       59.2
  Research and Development                              10,939       8,993      7,196       6,360      5,847      6,112      5,538
     % of Sales                                           13.6        13.0       14.7        14.5       14.4       15.2       14.0
  SG & A                                                23,307      21,362     16,657      15,076     14,885     14,494     14,167
     % of Sales                                           29.0        30.9       34.1        34.3       36.7       36.0       35.7
  Operating Income                                      10,725       8,136      4,714       3,864      2,145      2,275      3,786
     % of Sales                                           13.4        11.8        9.6         8.8        5.3        5.6        9.5
  Net Earnings                                           7,213       5,482      3,432       3,199      2,344      1,830      2,660
     % of Sales                                            9.0         7.9        7.0         7.3        5.8        4.5        6.7
  Earnings Per Share                                       .62         .49        .32         .31        .23        .17        .24

Financial Position
  Current Ratio                                            3.7         3.1        3.9         3.8        3.6        3.9        3.2
  Working Capital                                      $26,006     $18,498    $16,855     $15,783    $13,365    $14,615    $13,275
  Total Assets                                          50,878      42,512     32,167      28,450     25,661     25,894     26,681
  Long-term Debt                                             0           0          0           0          0        888        965
  Shareholders' Equity                                  41,320      33,598     26,342      22,839     20,335     19,918     18,943
  Shareholders' Equity Per Share                          3.59        3.00       2.53        2.24       1.98       1.86       1.77

Other Data
  Weighted Avg. Number of Shares(thousands)(2)          11,709      11,175     10,616      10,364     10,533     11,141     11,089
  Additions To Property, Plant and Equipment(3)        $ 2,293     $ 3,931    $ 3,124     $ 1,204    $ 1,138    $ 1,204    $ 1,057
  Depreciation and Amortization                          2,096       1,739      1,282       1,274      1,143      1,161      1,128
  Backlog of Orders                                     25,112      30,007     11,364      12,514      6,109      8,393      9,803
  Return on Beginning Shareholders' Equity (%)            21.5        20.8       15.0        15.7       11.8        9.7       14.9
  Return on Average Total Assets (%)                      15.4        15.0       11.3        12.2        9.4        7.0       10.7


(WIDE TABLE CONTINUED FROM ABOVE)

          1990          1989        1988        1987

        $35,916       $33,733     $29,294     $23,080
         21,402        19,444      17,047      13,399
           59.6          57.6        58.2        58.1
          4,535         4,461       4,813       3,551
           12.6          13.2        16.4        15.4
         13,548        12,068      10,308       7,587
           37.7          35.8        35.2        32.9
          3,319         2,915       1,926       2,261
            9.2           8.6         6.6         9.8
          2,295         1,927       1,518       1,620
            6.4           5.7         5.2         7.0
            .21           .18         .14         .15


            3.4           3.4         3.7         3.5
        $12,461       $12,609     $10,969     $ 9,892
         24,900        23,675      21,361      20,300
          1,202           838       1,085       1,835
         17,800        16,073      14,562      13,344
           1.61          1.45        1.33        1.21


         11,398        11,173      11,242      11,227
        $ 1,439       $   782     $   871     $   707
          1,193         1,127         954         926
          7,418         6,724       6,959       5,670
           14.3          13.2        11.4        13.6
            9.6           8.7         7.4         8.9


(1)      Data are based on results from continuing operations where applicable.
         Applicable earnings, stock and dividends declared per share data for all years shown have been retroactively adjusted to reflect the two-for-one stock split effective August 16, 1996 and the three-for-two stock splits effective August 17, 1994 and May 28, 1991.

(2)      As used for computation of earnings per common share.

(3) In fiscal 1996 and 1995, a major plant expansion and remodeling project accounted for $2.5 million and $1.7 million, respectively, as part of the Additions to Property, Plant and Equipment.





INVESTOR INFORMATION


STOCK AND DIVIDEND DATA

         TSI common stock is traded in the National Market System of the NASDAQ over-the-counter market under the symbol TSII. Stock price quotations are printed daily in the Wall Street Journal and other major newspapers. During the fiscal year ended March 31, 1997, average trading volume of TSI common stock was 481,000 shares per month, based on NASDAQ records and adjusted for the two-for-one stock split effective August 16, 1996.

         There were 11,487,325 shares of TSI common stock outstanding as of June 2, 1997 (adjusted for the two-for-one split declared July 18, 1996) of which 18 percent were owned by officers and directors of TSI. There were 674 shareholders of record on that date and an additional number of about 1,200 shareholders for whom security firms act as nominees.

         The range of market prices as reported by the NASDAQ, dividends declared and the trailing 12-month closing price/earnings ratio for each quarterly period are shown in the table below. TSI has a policy of paying dividends quarterly in May, August, November and February. Dividends have been paid each year since 1975. As of June 2, 1997, the quarterly dividend rate was $.025 per share.

STOCK DATA

                                                            Trailing
                          Market Range         Dividend     12-Month
FISCAL 1997          High     Low     Close    Declared     P/E Ratio
FOURTH QUARTER     $12 1/2   9 1/4    9 1/2     $ .025        15.3
THIRD QUARTER       12 1/8   8 1/2   11 1/2       .025        17.2
SECOND QUARTER      10 5/8   7        8 1/2       .020        13.0
FIRST QUARTER       11 3/4   8 1/8    9 1/2       .020        16.4


                                                            Trailing
                          Market Range         Dividend     12-Month
FISCAL 1996          High     Low     Close    Declared     P/E Ratio
FOURTH QUARTER     $ 9 3/16  7        8 7/8     $ .020        18.1
THIRD QUARTER        7 3/8   5 1/4    7           .020        21.2
SECOND QUARTER       6       4 1/8    5 5/8       .015        19.7
FIRST QUARTER        4 3/4   4 1/8    4 1/2       .015        14.8


  [BAR GRAPH]

DIVIDENDS PER SHARE
   (dollars)

1987      .018
1988      .023
1989      .025
1990      .034
1991      .042
1992      .054
1993      .054
1994      .054
1995      .060
1996      .070
1997      .090





MANAGEMENT'S DISCUSSION AND ANALYSIS


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

         The following discussion supplements the information presented in the consolidated financial statements beginning on page 16. Additional data are given in the Eleven-Year Financial Data table on pages 10 and 11. The Company's Board of Directors declared a two-for-one stock split in the form of a stock dividend, effective August 16, 1996. Earnings per share data for all prior years have been restated to reflect this split.

RESULTS OF OPERATIONS

[BAR GRAPH]

NET SALES
(millions of dollars)

          Safety, Comfort     Productivity
            and Health        and Quality
            of People         Improvement       Net Sales

1993         60%                 40%               40.6
1994         63%                 37%               44.0
1995         68%                 32%               48.9
1996         66%                 34%               69.2
1997         67%                 33%               80.2

         NET SALES Net sales totaled $80,240,000 in fiscal 1997, an increase of
15.9 percent from $69,233,000 in fiscal 1996, which was 41.6 percent above fiscal 1995 sales of $48,903,000. The Net Sales graph on this page shows how sales have grown under the Company's two major market drivers over the past five years.

         In fiscal 1997, sales of products for Safety, Comfort and Health of People increased 19 percent, and represented 67 percent of total sales, compared with 66 percent of total sales in fiscal 1996. The fiscal 1997 increase was due to increased PORTACOUNT(R) fit tester sales, partially offset by a decrease in sales of meteorologic and hydrologic instruments for outdoor monitoring and a decrease in R&Dcontracts supporting electrochemical sensor development at Transducer Research Incorporated. The increases from fiscal 1995 to fiscal 1996 included indoor air quality instruments, meteorologic and hydrologic instruments and analytical instruments for research and testing.

         In fiscal 1997, about $12.5 million in sales came from contracts with the U.S. Army and the German Army for PORTACOUNT(R) fit testers for respirators and gas masks, up from $3.0 million in fiscal 1996, and also up from $5.0 million in fiscal 1995.

   [BAR GRAPH]

INTERNATIONAL SALES
(percent of sales)

1993      38%
1994      31%
1995      31%
1996      36%
1997      38%

         Sales of Products for Productivity and Quality Improvement increased 9 percent, becoming 33 percent of total sales. In fiscal 1996, this area represented 34 percent of total sales. Increased fiscal 1997 sales came from LaserSpeed(R) speed and length instrumentation, partially offset by decreased sales of fluid mechanics instruments, which had experienced an increase in fiscal 1996.

         For fiscal 1997, sales of Productivity and Quality Improvement products were affected by the Aerometrics, Inc. acquisition in October 1995 and the Zimmer GmbH acquisition in October 1996. Without these acquisitions, sales of Productivity and Quality Improvement products decreased 11 percent during fiscal 1997, mostly due to the lower sales of fluid mechanics instruments.

         The Company's international net sales increased 21 percent, or $5.5 million to $30.3 million in fiscal 1997, which was 38 percent of sales. In fiscal 1996, international sales were $24.8 million, or 36 percent of sales, and $13.7 million, or 31 percent, in fiscal 1995. Domestic net sales increased 12 percent, or $5.4 million, during fiscal 1997. Higher international sales during fiscal 1997 were due mainly to the sale of PORTACOUNT fit testers under a German Army contract.

   [BAR GRAPH]

GROSS PROFIT MARGIN
(percent of sales)

1993      56.4%
1994      57.5%
1995      58.4%
1996      55.6%
1997      56.0%

         Sales to government agencies represent a significant portion of the Company's sales. Due to the Company's diverse line of products, sales occur in a wide range of U.S. and state government agencies and, except for specific contracts, the level of governmental sales tends to be stable as a percentage of sales. Sales to federal and state agencies, including defense, comprised 22 percent of the Company's net sales for fiscal 1997, compared with 21 and 32 percent for fiscal 1996 and 1995, respectively. A major contributor to the higher percentage of government sales which occurred during fiscal 1995 was a relatively higher level of shipments of PORTACOUNT fit testers under U.S. military contracts. With similar government contracts in backlog for shipments in fiscal 1998, sales to government agencies in fiscal 1998 are expected to run at a percentage level similar to that of fiscal 1997.

   [BAR GRAPH]

 R&D EXPENDITURES
(percent of sales)

1993      14.4%
1994      14.5%
1995      14.7%
1996      13.0%
1997      13.6%

         GROSS PROFIT Gross profit was $44,971,000 in fiscal 1997, or 56.0 percent of net sales, compared with $38,491,000, or 55.6 percent of net sales, in fiscal 1996 and $28,566,000, or 58.4 percent, in fiscal 1995. Gross profit margins for fiscal 1997 and 1996 were below fiscal 1995, mainly due to the acquisition of two companies in fiscal 1996 which normally operate with a lower gross margin, as well as lower operating expenses than the rest of the Company.

         OPERATING EXPENSES Research and product development expenses were 13.6 percent of net sales in fiscal 1997, as compared to 13.0 percent for fiscal 1996 and 14.7 percent in fiscal 1995. The company has a strong commitment to long-term growth through research and product development, which has continued to enhance and generate new products and product lines in the Company's key markets. This is expected to also result in sales growth in future years. For the past nine years, the Company's research and product development expenses have ranged from about 12 to 15 percent of net sales. Fiscal 1998 research and development expenses are expected to again be in this range.

     [BAR GRAPH]

SELLING & ADMINSTRATIVE
     EXPENDITURES
  (percent of sales)

1993      36.7%
1994      34.3%
1995      34.1%
1996      30.9%
1997      29.0%

         Selling expenses were 21.7 percent of net sales in fiscal 1997, 23.3 percent in fiscal 1996 and 26.4 percent in fiscal 1995. Fiscal 1997 selling expenses were at a lower percentage than recent years, mainly due to a faster rate of sales increase without an accompanying increase in fixed costs. While selling expenses have decreased as a percentage of sales for several years, this is not expected to continue as a trend in fiscal 1998.

         Administrative expenses were 7.4 percent of sales in fiscal 1997, compared to 7.6 percent in fiscal 1996 and 7.7 percent in fiscal 1995. The Company expects administrative costs to continue in a normal range of 7 to 9 percent for fiscal 1998.

    [BAR GRAPH]

  OPERATING INCOME
(millions of dollars)

1993      2.15
1994      3.86
1995      4.71
1996      8.14
1997      10.7

         OTHER INCOME Other income totaled $372,000 in fiscal 1997, compared with $298,000 in fiscal 1996 and $409,000 in fiscal 1995. Other income was higher in fiscal 1997 mainly due to higher investment income because cash balances were higher.

         PROVISION FOR INCOME TAXES The provision for income taxes was $3,884,000, or 35 percent of pretax earnings in fiscal 1997. This compares to provisions of $2,952,000, or 35 percent of pretax earnings, in fiscal 1996, and $1,691,000, or 33 percent of pretax earnings, in fiscal 1995. The fiscal 1998 effective tax rate is expected to again be approximately 35 percent of pretax earnings, assuming no significant changes in the tax laws. See Note G on page 22 for additional information.

         NET EARNINGS Net earnings were $7,213,000, or $.62 per share in fiscal 1997. This was an increase of 31.6 percent from $5,482,000, or $.49 per share in fiscal 1996, which was an increase of 59.7 percent above the $3,432,000, or $.32 per share, in fiscal 1995.

    [BAR GRAPH]

    NET EARNINGS
(millions of dollars)

1993      2.34
1994      3.20
1995      3.43
1996      5.48
1997      7.21


LIQUIDITY AND CAPITAL RESOURCES

         CASH AND CASH EQUIVALENTS Cash and cash equivalents increased by $7,007,000 during fiscal 1997 to $7,695,000 at March 31, 1997. The major factor in the cash increase was net earnings of $7.2 million. Other significant contributions from operating activities were depreciation and amortization and decreased receivables, partially offset by higher inventories. Cash used for additions to property plant and equipment was $2.3 million and $1.1 million was used for an acquisition. Dividend payments increased by $316,000 to $1,015,000.

         Net cash provided by operating activities totaled $10,008,000 in fiscal 1997, compared with $596,000 in fiscal 1996, and $5,841,000 in fiscal 1995.
Significant decreases in cash provided by operating activities in fiscal 1996 came from increased receivables and inventories due to higher sales volume and the large increase in backlog of orders and purchases made to fulfill longer-term contracts. Because of these contracts and higher sales levels, inventory increases carried over into fiscal 1997.

         Management believes internally-generated funds and short-term borrowings on existing credit lines will provide adequate resources to support operations through fiscal 1998.

         CURRENT ASSETS AND LIABILITIES Accounts receivable decreased by $1,608,000 to $14,257,000 at March 31, 1997. This decrease in fiscal 1997 corresponded with faster collection on major contracts and lower shipments during the fourth quarter.

         Inventories increased $2,422,000 to $13,302,000 at March 31, 1997, corresponding with higher sales rates in general, but also lower shipments in the fourth quarter.

 [BAR GRAPH]

 CURRENT RATIO

1993      3.6
1994      3.8
1995      3.9
1996      3.1
1997      3.7

         Working capital rose $7,508,000 to $26,006,000 at March 31, 1997. The current ratio was 3.7 compared to 3.1 at the end of fiscal 1996.

         The Company has two short-term lines of credit totaling $2,500,000 and had no outstanding loans during fiscal 1997. During fiscal 1996, the Company borrowed amounts up to $1,500,000 against one of these lines of credit to fund short-term needs for an acquisition, but there were no loan balances as of March 31, 1996. The Company had no long-term debt at March 31, 1997 or 1996.

         STOCK REPURCHASE As of March 31, 1997, the Company has authority to repurchase a total of 446,600 shares under plans previously approved by its Board of Directors. No shares were repurchased during fiscal 1997 or fiscal 1996.


IMPACT OF ACCOUNTING STANDARDS

         In fiscal 1997, the Company adopted the disclosure provisions of the Financial Accounting Standards Board Statement No. 123, accounting for Stock-Based Compensation. See Note E on page 21 for information regarding the results of this analysis.


FORWARD-LOOKING STATEMENTS

         The Company believes that this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties.

         Forward-looking statements represent the Company's expectations or beliefs concerning future events, including the following: any statements regarding future sales and gross profit percentages, any statements regarding the continuation of historical trends, any statements regarding the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs, any statements regarding the effect of regulatory changes, the success of development and enhancement of the Company's products, the adequacy of the Company's facilities, potential acquisitions, and any statements regarding the future of the instrumentation industry and the various parts of the instrumentation markets in which the Company conducts its business. The Company cautions that any forward-looking statements made by the Company in this report or in other announcements made by the Company are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitations, the factors set forth on Exhibit 99 to the Company's report on Form 10K for the fiscal year ended March 31, 1997.


FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF EARNINGS
TSI Incorporated and Subsidiaries

YEAR ENDED MARCH 31                                          1997                1996                1995
                                                       ---------------     ---------------     ---------------
Net sales                                              $    80,239,622     $    69,233,244     $    48,902,605
Cost of products sold                                       35,268,412          30,741,891          20,336,422
                                                       ---------------     ---------------     ---------------
                                   GROSS PROFIT             44,971,210          38,491,353          28,566,183

Operating expenses
  Research and product development                          10,939,276           8,992,519           7,195,547
  Selling                                                   17,394,017          16,134,498          12,907,365
  Administrative                                             5,913,086           5,227,992           3,749,488
                                                       ---------------     ---------------     ---------------
                                                            34,246,379          30,355,009          23,852,400
                                                       ---------------     ---------------     ---------------
                               OPERATING INCOME             10,724,831           8,136,344           4,713,783

Other income -- Note C                                         372,417             297,696             409,296
                                                       ---------------     ---------------     ---------------
                   EARNINGS BEFORE INCOME TAXES             11,097,248           8,434,040           5,123,079

Provision for income taxes -- Note G                         3,884,000           2,952,000           1,691,000
                                                       ---------------     ---------------     ---------------
                                   NET EARNINGS        $     7,213,248     $     5,482,040     $     3,432,079
                                                       ===============     ===============     ===============

EARNINGS PER COMMON SHARE                                         $.62                $.49                $.32
                                                       ===============     ===============     ===============
Weighted average number of shares for
  computation of earnings per common share                  11,708,533          11,175,290          10,616,340


See notes to consolidated financial statements.



QUARTERLY FINANCIAL INFORMATION
TSI Incorporated and Subsidiaries (Unaudited)

         Following is a summary of unaudited quarterly results (see Note D).

FISCAL 1997                           1ST QTR          2ND QTR         3RD QTR          4TH QTR           TOTAL
---------------------------------------------------------------------------------------------------------------
NET SALES                         $19,497,118      $19,314,726     $22,329,666      $19,098,112     $80,239,622
GROSS PROFIT                       10,983,529       10,840,404      12,403,540       10,743,737      44,971,210
NET EARNINGS                        1,872,946        1,609,300       2,193,098        1,537,904       7,213,248
   EARNINGS PER COMMON SHARE              .16              .14             .19              .13             .62

Fiscal 1996
---------------------------------------------------------------------------------------------------------------
Net sales                         $13,769,918      $14,573,940     $20,730,421      $20,158,965     $69,233,244
Gross profit                        7,920,078        8,256,366      10,871,066       11,443,843      38,491,353
Net earnings                          744,102          750,844       1,874,967        2,112,127       5,482,040
   Earnings per common share              .07              .07             .17              .18             .49





CONSOLIDATED BALANCE SHEETS
TSI Incorporated and Subsidiaries

MARCH 31                                                                                            1997                1996
                                                                                               -------------       -------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                                                    $   7,694,998       $     688,055
  Accounts receivable, less allowance of $275,000 and $237,000, respectively                      14,256,692          15,533,541
  Prepaid expenses                                                                                   310,276             310,483
  Inventories
    Finished products                                                                              2,908,537           2,462,381
    Work-in-process                                                                                2,486,856           1,782,462
    Materials and supplies                                                                         7,906,912           6,635,571
                                                                                               -------------       -------------
                                                                                                  13,302,305          10,880,414
                                                                                               -------------       -------------
                                                            TOTAL CURRENT ASSETS                  35,564,271          27,412,493

INTANGIBLES AND OTHER ASSETS
  Goodwill, net of accumulated amortization of $867,000 and $682,000, respectively                 3,001,796           2,991,222
  Note receivable                                                                                    595,577             610,000
  Deferred income taxes--Note G                                                                      498,020             721,020
  Other assets                                                                                     2,420,050           2,377,558
                                                                                               -------------       -------------
                                                                                                   6,515,443           6,699,800

PROPERTY, PLANT AND EQUIPMENT
  Land                                                                                               128,503             128,503
  Buildings                                                                                        3,586,992           3,564,863
  Construction in progress                                                                           183,229             236,747
  Machinery and equipment                                                                         18,244,708          16,301,710
                                                                                               -------------       -------------
                                                                                                  22,143,432          20,231,823
  Less allowance for depreciation                                                                 13,344,806          11,831,980
                                                                                               -------------       -------------
                                                                                                   8,798,626           8,399,843
                                                                                               -------------       -------------
                                                                    TOTAL ASSETS               $  50,878,340       $  42,512,136
                                                                                               =============       =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses -- Note H                                              $   4,963,795       $   4,863,403
  Employee compensation                                                                            3,904,546           3,118,417
  Taxes, other than income taxes                                                                     442,247             306,227
  Income taxes payable                                                                               247,354             626,139
                                                                                               -------------       -------------
                                                       TOTAL CURRENT LIABILITIES                   9,557,942           8,914,186

LONG-TERM DEBT                                                                                          --                  --
                                                                                               -------------       -------------
                                                               TOTAL LIABILITIES                   9,557,942           8,914,186

SHAREHOLDERS' EQUITY -- Notes D and E
  Common shares, $.10 par value-authorized 30,000,000 shares, issued and
    outstanding 1997--11,495,728 shares; 1996--11,181,656 shares                                   1,149,573             559,083
  Additional paid-in capital                                                                       9,724,365           8,800,846
  Retained earnings                                                                               30,400,007          24,202,036
  Equity adjustment from translation                                                                  46,453              35,985
                                                                                               -------------       -------------
                                                      TOTAL SHAREHOLDERS' EQUITY                  41,320,398          33,597,950

  Commitments and contingencies -- Note B
                                                                                               -------------       -------------
                                      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $  50,878,340       $  42,512,136
                                                                                               =============       =============


See notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS
TSI Incorporated and Subsidiaries

YEAR ENDED MARCH 31                                                                    1997              1996              1995
                                                                                   -------------     -------------    -------------
OPERATING ACTIVITIES
  Net earnings                                                                     $   7,213,248     $   5,482,040    $   3,432,079
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
     Provision for losses on accounts receivable                                          12,994            29,845           40,696
     Depreciation and amortization of property, plant and equipment                    1,910,831         1,572,218        1,165,923
     Amortization of goodwill                                                            184,832           166,885          116,257
     Loss on sale of assets                                                               34,393            12,603            1,286
     Provision for deferred income taxes                                                 223,000          (313,000)        (169,943)
     Income tax benefit from stock plans                                                 220,000           254,000           67,060
     Changes in operating assets and liabilities:
       Accounts receivable                                                             1,607,998        (5,234,609)       1,516,775
       Prepaid expenses                                                                      207            64,572           36,280
       Inventories                                                                    (2,093,263)       (2,569,069)        (151,307)
       Other assets                                                                      252,153           461,571         (387,352)
       Accounts payable and accrued expenses                                              29,364           266,133          157,218
       Employee compensation                                                             714,831           247,366          462,843
       Taxes, other than income taxes                                                    111,827            33,270          (51,458)
       Current income taxes payable                                                     (378,785)          446,141         (354,024)
     Foreign currency translation loss                                                   (35,726)         (324,024)         (41,431)
                                                                                   -------------     -------------    -------------
                                       NET CASH PROVIDED BY OPERATING ACTIVITIES      10,007,904           595,942        5,840,902
                                                                                   -------------     -------------    -------------

INVESTING ACTIVITIES
  Decrease in current investments                                                           --                 --         1,618,771
  Additions to property, plant and equipment                                          (2,293,445)       (3,931,011)      (3,124,261)
  Proceeds from disposal of property, plant and equipment                                    903            15,196           23,610
  Purchase of companies, net of cash acquired                                         (1,081,764)       (5,817,721)            --

                                           NET CASH USED IN INVESTING ACTIVITIES      (3,374,306)       (9,733,536)      (1,481,880)
                                                                                   -------------     -------------    -------------

FINANCING ACTIVITIES
  Payment on short-term notes                                                               --            (343,326)            --
  Proceeds from stock options exercised                                                  626,318           863,075          230,173
  Proceeds from employee stock purchases                                                 667,691           421,394          308,143
  Dividends paid                                                                      (1,015,277)         (699,057)        (602,251)
                                                                                   -------------     -------------    -------------
                             NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         278,732           242,086          (63,935)
                                                                                   -------------     -------------    -------------

Effect of exchange rate changes on cash and cash equivalents                              94,613            32,011           51,964
                                                                                   -------------     -------------    -------------
                                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       7,006,943        (8,863,497)       4,347,051
                                                                                   -------------     -------------    -------------

Cash and cash equivalents at beginning of year                                           688,055         9,551,552        5,204,501
                                                                                   -------------     -------------    -------------
                                        CASH AND CASH EQUIVALENTS AT END OF YEAR   $   7,694,998     $     688,055    $   9,551,552
                                                                                   =============     =============    =============


See notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TSI Incorporated and Subsidiaries

                                                                                                                  Equity
                                                         Common Shares           Additional                     Adjustment
                                                   --------------------------      Paid-In        Retained         from
                                                     Shares         Amount         Capital        Earnings      Translation
                                                   ----------      ----------     ----------     -----------     ---------
Balance March 31, 1994                              3,405,721      $  340,572     $5,578,029     $16,641,594     $ 278,955
   Net earnings for year ended March 31, 1995                                                      3,432,079
   Cash dividends paid ($.06 per share)                                                             (602,251)
   Current year translation adjustment                                                                              67,403
   Employee stock purchases                            52,706           5,271        302,872
   Stock options exercised                             42,979           4,298        225,875
   Income tax benefit from stock plans                                                67,060
   Stock split adjustment--Note D                   1,710,652         171,065       (171,065)
                                                   ----------      ----------     ----------     -----------     ---------
Balance March 31, 1995                              5,212,058         521,206      6,002,771      19,471,422       346,358
   Net earnings for year ended March 31, 1996                                                      5,482,040
   Cash dividends paid ($.07 per share)                                                             (699,057)
   Current year translation adjustment                                                                            (310,373)
   Employee stock purchases                            56,639           5,664        415,730
   Stock options exercised                            177,230          17,723        872,728
   Income tax benefit from stock plans                                               254,000
   Stock issued in purchase                           146,789          14,679      1,258,275
   Shares exchanged upon option exercise               (1,888)           (189)        (2,658)        (52,369)
                                                   ----------      ----------     ----------     -----------     ---------
Balance March 31, 1996                              5,590,828         559,083      8,800,846      24,202,036        35,985
   Net earnings for year ended March 31, 1997                                                      7,213,248
   Cash dividends paid ($.09 per share)                                                           (1,015,277)
   Current year translation adjustment                                                                              10,468
   Employee stock purchases                            92,414           9,241        658,450
   Stock options exercised                            186,717          18,672        607,646
   Income tax benefit from stock plans                                               220,000
   Stock split adjustment--Note D                   5,625,769         562,577       (562,577)
                                                   ----------      ----------     ----------     -----------     ---------
BALANCE MARCH 31, 1997                             11,495,728      $1,149,573     $9,724,365     $30,400,007     $  46,453
                                                   ==========      ==========     ==========     ===========     =========


See notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TSI Incorporated and Subsidiaries March 31, 1997

NOTE A -DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF BUSINESS: The Company is a worldwide supplier of innovative sensors and instrumentation systems. The Company's instruments serve customers in industry and research--with applications ranging from monitoring air quality to controlling industrial processes. The Company's products address two major, growing market needs:

         * Safety, Comfort and Health of People
         * Productivity and Quality Improvement.

         PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of TSI and its wholly-owned subsidiaries after elimination of significant intercompany accounts and transactions.

         CASH EQUIVALENTS: Cash equivalents of $4,003,000 at March 31, 1997 consist of short-term highly liquid investments with maturity periods of less than three months from date of purchase. There were no cash equivalents at March 31, 1996.

         INVENTORIES: Inventories are valued at cost which is not in excess of market. Inventories valued under the last-in, first-out (LIFO) method were $7,986,000 and $6,475,000 at March 31, 1997 and 1996, respectively. Inventories valued under the first-in, first-out (FIFO) method were $5,316,000 and $4,405,000 at March 31, 1997 and 1996, respectively. If the first-in, first-out
(FIFO) method of inventory valuation had been used by the Company, inventories would have been approximately $1,276,000 and $1,514,000 higher than reported at March 31, 1997 and 1996, respectively.

         PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is carried at cost. Expenditures for improvements that add materially to the productive capacity or extend the useful life of an asset are capitalized. Depreciation includes amortization of capitalized lease obligations on the Company's manufacturing plant and related components of equipment and fixtures, provided on the straight line method for book purposes. Depreciation on other machinery and equipment is provided using accelerated methods for the first half of the asset life and the straight line method for the second half of the asset life. Asset lives are generally as follows:

         Buildings and improvements       7-40 years
         Machinery and equipment          5-10 years

         The Company completed an addition to its building in Shoreview, Minnesota during fiscal 1996. A portion of the cost is funded through Tax Increment Financing (TIF). At March 31, 1997 and 1996, the estimated portion to be funded through the TIF has been reflected as a note receivable offsetting the project costs.

         INTANGIBLE ASSETS: Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over periods up to 40 years. Goodwill balances are reviewed to determine that the unamortized balances are recoverable. In evaluating the recoverability, the following factors, among others, are considered: a significant change in the factors used to determine the amortization period, an adverse change in legal factors or in the business climate, a transition to a new product or service strategy, a significant change in the customer base, and a realization of failed marketing efforts. If the unamortized balance is believed to be unrecoverable, the Company recognizes an impairment charge necessary to reduce the unamortized balance to the amount of discounted cash flows expected to be generated over the remaining life. If the acquired entity has been integrated into other operations and cash flows cannot be separately measured, the Company recognizes an impairment charge necessary to reduce the unamortized balance to its estimated fair value. The amount of impairment is charged to earnings in the current period.

         REVENUE RECOGNITION: The Company recognizes sales when the product is shipped and revenue on research and development contracts using the percentage-of-completion method of accounting.

         STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25 (APB No. 25), ACCOUNTING FOR STOCKS ISSUED TO EMPLOYEES. Accordingly, no compensation cost had been recognized for its stock-based compensation plans. The Company has adopted the disclosure requirements under Statement of Financial Accounting Standards
(SFAS) No. 123, ACCOUNTING AND DISCLOSURE OF STOCK-BASED COMPENSATION.

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

         INCOME TAXES: The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. Included in the provision are deferred taxes which result from transactions that are reported in different periods for financial statement and income tax purposes. The Company adopted the asset and liability method for computing its deferred taxes as specified by SFASNo. 109, ACCOUNTING FOR INCOME TAXES. Under the asset and liability method, deferred taxes are based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates that will be in effect when these differences reverse.

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

         At March 31, 1997, the Company had outstanding forward contracts of $800,000 and had no outstanding option contracts. These contracts have maturity dates of less than a year. Deferred market value changes on forward contracts hedging backlog were not significant at March 31, 1997.


NOTE B -LEASE COMMITMENTS AND LINES OF CREDIT

         The Company leases office, plant facilities, and equipment under operating leases ranging from two to ten years.

         Rental expense for all operating leases was $769,000, $686,000 and $394,000 in 1997, 1996, and 1995, respectively. Future minimum lease obligations each fiscal year under noncancelable operating leases are $740,000 in 1998, $708,000 in 1999, $454,000 in 2000, $352,000 in 2001, $275,000 in 2002, and
$332,000 in subsequent years.

         The Company has unsecured short-term lines of credit totaling $2,500,000 available under two agreements. The interest rate on the $2,000,000 line is the lesser of either the reference rate or 1.15% over the Federal Funds rate. The rate on the $500,000 line of credit is the lesser of the reference rate or 1.50% over the Federal Funds rate. As of March 31, 1997, neither credit line had an outstanding balance. However, the total available funds were reduced by outstanding standby letters of credit totaling $54,000 issued against these two facilities. Additionally, the Company had contingent liabilities of $806,000 in the form of performance and foreign customs guarantees.


NOTE C -OTHER INCOME


YEAR ENDED MARCH 31                   1997          1996          1995
                                   ----------    ----------    ----------
Interest income                    $  221,000    $  111,000    $  426,000
Interest expense                      (15,000)      (24,000)      (75,000)
Foreign currency transaction
  gains (losses)                      (40,000)      42,000        (9,000)
Other                                 206,000       169,000       67,000
                                   ----------    ----------    ----------
                                   $  372,000    $  298,000    $  409,000
                                   ==========    ==========    ==========


NOTE D - SHAREHOLDERS' EQUITY

         On July 18, 1996, the Board of Directors declared a two-for-one stock split in the form of a stock dividend paid to shareholders. On July 21, 1994, the Board of Directors declared a three-for-two stock split. For each share issued in connection with the stock splits, an amount equal to the par value of $.10 was transferred to the common shares amount from additional paid-in capital in fiscal years 1997 and 1995. These transfers are reflected in the Consolidated Statements of Shareholders' Equity. All other references in the financial statements and related notes to per share information, stock options, weighted average number of shares, as well as the number of common shares outstanding for all prior years presented, have been retroactively adjusted to reflect these stock splits.


NOTE E - STOCK OPTIONS AND STOCK PURCHASE PLAN

         The Company uses APBNo. 25 to account for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plan and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined in accordance with SFAS No. 123, the Company's pro forma net earnings and earnings per common share would have been as follows:

                                 1997             1996
                              -----------      -----------
Net earnings
    As reported               $ 7,213,000      $ 5,482,000
    Pro forma                 $ 7,042,000      $ 5,426,000

Earnings per common share
    As reported                      $.62             $.49
    Pro forma                        $.60             $.49


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscals 1997 and 1996: dividend yield of 1.0 percent; expected volatility of 25 percent; risk-free rates of approximately 6.5 percent; and expected lives of one to four-and-one-half years.

         Pro forma net earnings reflect only options granted in fiscals 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amount because compensation cost is reflected over the option's vesting period and compensation for options granted prior to April 1, 1995, is not considered.

         Stock options have been granted to employees, officers and directors under incentive stock option plans adopted in 1982, 1988, and 1992. No new options will be granted under the 1982 or 1988 plans. Under all plans, incentive stock options are generally granted at prices not less than fair market value at date of grant. Employee options granted under the 1982 and 1988 plans become exercisable 40% after two years and increase 20% per year until exercisable in full after five years. Options granted under the 1992 plan become exercisable one-third after one year and increase one-third per year until exercisable in full after three years. Management incentive options are immediately exercisable in full. Stock options and shares reserved for grant are as follows (see Note
D):

                                  1982 Plan                 1988 Plan                1992 Plan
                                  ---------                 ---------                ---------
                            Shares                    Shares                   Shares                  Weighted Average
                           Available     Shares      Available    Shares      Available      Shares      of Exercise
                           for Grant     Granted     for Grant    Granted     for Grant      Granted   Price of Shares
                           ---------     -------     ---------    -------     ---------      -------   ---------------
Balance March 31, 1994         --         90,076          --      458,550        25,420      479,340          $2.96
  Reserved                                                                      204,344
  Granted                                                                       (92,648)      92,648           4.38
  Exercised                              (27,226)                 (54,000)                   (20,532)          2.26
  Canceled                                                        (11,850)        9,050       (9,050)          3.70
                           ---------     -------     ---------    -------     ---------      -------        -------
Balance March 31, 1995         --         62,850          --      392,700       146,166      542,406           3.02
  Reserved                                                                      208,482
  Granted                                                                      (213,808)     213,808           3.30
  Exercised                              (39,150)                (244,700)                   (70,610)          2.51
  Canceled                                                         (5,700)       17,500      (17,500)          4.01
                           ---------     -------     ---------    -------     ---------      -------        -------
Balance March 31, 1996         --         23,700          --      142,300       158,340      668,104           4.28
  Reserved                                                                      223,633
  Granted                                                                      (120,716)     120,716           9.41
  Exercised                              (18,900)                 (64,620)                  (140,400)          2.89
  Canceled                                                         (1,200)       14,088      (14,088)          5.19
                           ---------     -------     ---------    -------     ---------      -------        -------
Balance March 31, 1997         --          4,800          --       76,480       275,345      634,332           5.55
                           =========     =======     =========    =======     =========      =======        =======



         The following table summarizes information concerning outstanding and exercisable options as of March 31, 1997:

                                   Weighted Average       Weighted                           Weighted
  Range of            Number          Remaining           Average           Number           Average
Exercise Prices     Outstanding    Contractual Life    Exercise Price    Exerciseable     Exercise Price
---------------     -----------    ----------------    --------------    ------------     --------------
$1.39 to $3.50        165,030           2.18              $ 3.15           165,030             $ 3.15
$4.29 to $5.69        331,950           4.02                4.52           290,799               4.42
$8.00 to $9.19        145,504           5.59                8.42            77,138               8.42
    $10.00             73,128           6.82               10.00               --                 --
                      -------                                              -------
                      715,612                                              532,967
                      =======                                              =======



         On July 21, 1994, the Company adopted the Employee Stock Purchase Plan of 1994. This Plan authorized the issuance of a total of 600,000 shares over the life of the Plan. Shares may be purchased at 85% of market value. As of March 31, 1997, 310,247 shares remain reserved for grant and 84,061 shares are subscribed but unissued under this plan. An aggregate of 1,385,265 shares are reserved for issuance under stock option and Employee Stock Purchase Plans.


NOTE F - PROFIT SHARING PLAN

         The Company has trusteed profit sharing and 401(k) plans which cover substantially all of its employees. The profit sharing plan calls for a minimum contribution of 4% of credited compensation for all eligible participants so long as sufficient profits are generated in that year. In addition, if average return on assets exceeds 12%, an additional 15% of pretax profits above this level are paid to eligible participants. The expense relating to these plans, based on return on assets and credited compensation, was $2,094,000, $1,619,000 and $1,104,000 in 1997, 1996, and 1995, respectively.

NOTE G - INCOME TAXES

YEAR ENDED MARCH 31                                              1997           1996             1995
                                                              -----------    -----------      -----------
Earnings Before Income Taxes:
  Domestic                                                    $10,374,000    $ 8,352,000      $ 6,095,000
  Foreign                                                         723,000         82,000         (972,000)
                                                              -----------    -----------      -----------
                                                              $11,097,000    $ 8,434,000      $ 5,123,000
                                                              ===========    ===========      ===========

Provision for Income Taxes:
  Current federal                                             $ 3,209,000    $ 2,908,000      $ 1,861,000
  U.S. deferred (federal and state)                               (50,000)       (40,000)        (170,000)
  Foreign deferred                                                273,000       (273,000)            --
  Current state                                                   452,000        357,000             --
                                                              -----------    -----------      -----------
                                                              $ 3,884,000    $ 2,952,000      $ 1,691,000
                                                              ===========    ===========      ===========

Income Taxes Paid (net of refunds received)                   $ 3,716,000    $ 2,452,000      $ 2,188,000
                                                              ===========    ===========      ===========

Reconciliation of the Statutory Federal Income
  Tax Rate to the Company's Effective Tax Rate:
    Statutory rate                                                   34.0%          34.0%            34.0%
    Increase (decrease) resulting from:
      State income tax, net of federal tax benefit                    2.9            2.8               --
      Foreign Sales Corporation tax exempt income                    (3.3)          (2.1)            (1.4)
      Net operating loss--foreign subsidiary                         --              --              (4.4)
      Valuation allowance                                            --             (2.7)             4.4
      Other                                                           1.4            3.0               .4
                                                              -----------    -----------      -----------
                                      Effective Tax Rate             35.0%          35.0%            33.0%
                                                              ===========    ===========      ===========



         The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and (liabilities) as of March 31, 1997, and March 31, 1996, were as follows:

                                                             1997           1996
                                                          ----------     ----------
Deferred Tax Assets
    Inventory obsolescence and timing differences         $  367,000     $  380,000
    Reserves for bad debts                                    58,000         45,000
    Reserves for warranty expense                            116,000         26,000
    Foreign net operating loss carryforward                     --          273,000
    Reserve for long-term note receivable                       --          187,000
    Accrued compensation                                     357,000        328,000
    Other                                                     46,000         42,000
                                                          ----------     ----------
    Total deferred tax assets                             $  944,000     $1,281,000
                                                          ----------     ----------

Deferred Tax Liabilities
    Property and equipment                                  (373,000)      (449,000)
    Other                                                    (73,000)      (111,000)
                                                          ----------     ----------
    Total deferred tax liabilities                        $ (446,000)    $ (560,000)
                                                          ----------     ----------
                           Net Deferred Income Taxes      $  498,000     $  721,000
                                                          ==========     ==========



NOTE H - ACCOUNTS PAYABLE AND ACCRUED EXPENSES


YEAR ENDED MARCH 31                                 1997              1996
                                               -------------     -------------
Trade accounts payable                         $   2,487,000     $   2,590,000
Deferred revenue                                     212,000           264,000
Commissions and royalties payable                    851,000           890,000
Other accounts payable and accrued expenses        1,414,000         1,119,000
                                               -------------     -------------
                                               $   4,964,000     $   4,863,000
                                               =============     =============


NOTE I - SEGMENT INFORMATION

YEAR ENDED MARCH 31                                                        1997             1996              1995
                                                                      -------------    -------------     -------------
Net Sales
  Domestic operations
    Unaffiliated domestic customers                                   $  49,919,000    $  44,480,000     $  33,938,000
    Unaffiliated foreign customers                                       18,657,000       18,708,000        12,415,000
    Intercompany                                                          7,685,000        3,365,000         1,134,000
                                                                      -------------    -------------     -------------
                                                                         76,261,000       66,553,000        47,487,000

  Foreign operations
    Unaffiliated customers                                               11,664,000        6,045,000         2,664,000
    Intercompany                                                             29,000          455,000           400,000
                                                                      -------------    -------------     -------------
                                                                         11,693,000        6,500,000         3,064,000
  Eliminations                                                           (7,714,000)      (3,820,000)       (1,648,000)
                                                                      -------------    -------------     -------------
                                                Net Sales             $  80,240,000    $  69,233,000     $  48,903,000
                                                                      =============    =============     =============
Earnings Before Income Taxes
  Domestic operations                                                 $  11,405,000    $   8,729,000     $   6,496,000
  Foreign operations                                                        725,000           82,000          (972,000)
  Eliminations                                                           (1,033,000)        (377,000)         (401,000)
                                                                      -------------    -------------     -------------
                             Earnings Before Income Taxes             $  11,097,000    $   8,434,000     $   5,123,000
                                                                      =============    =============     =============
Assets
  Domestic operations                                                 $  58,831,000    $  53,323,000     $  35,994,000
  Foreign operations                                                      3,630,000        4,689,000         2,603,000
  Eliminations                                                          (11,583,000)     (15,500,000)       (6,430,000)
                                                                      -------------    -------------     -------------
                                             Total Assets             $  50,878,000    $  42,512,000     $  32,167,000
                                                                      =============    =============     =============



         The Company's domestic operations export products to unaffiliated foreign customers in many countries, including exports to the Pacific Basin which represented approximately 12%, 14%, and 14% of net sales in 1997, 1996, and 1995, respectively. The Company's foreign operations are located and primarily sell to unaffiliated customers in Western Europe. Intercompany sales are set at the standard price to unaffiliated customers less a discount based upon marketing effort.

         Sales to educational, research and defense customers, which are heavily reliant on U.S. government funding, accounted for approximately 27%, 25%, and 36% of net sales in 1997, 1996, and 1995, respectively. Sales directly to federal and state agencies, including defense, during the same three years were 22%, 21%, and 32% of net sales.


NOTE J - BUSINESS COMBINATIONS

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

                                    1996            1995
                                 (Unaudited)     (Unaudited)
------------------------------------------------------------
   Net sales                     $73,859,000     $64,639,000
   Net earnings                   $5,632,000      $3,780,000
   Earnings per common share            $.50            $.36


REPORTS


REPORT OF KPMG PEAT MARWICK LLP, INDEPENDENT AUDITORS

The Board of Directors
and Shareholders
TSI Incorporated:

         We have audited the accompanying consolidated balance sheets of TSI Incorporated and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TSI Incorporated and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                        /s/ KPMG PEAT MARWICK LLP

Minneapolis, Minnesota
May 16, 1997



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