Form 10-K405, Exhibit 13
period 1998-03-31
TSI INC /MN/
filed 1998-06-26
CIK 100063

Page F-8

                                   EXHIBIT 13
                      ANNUAL REPORT TO SHAREHOLDERS FOR THE
                        FISCAL YEAR ENDED MARCH 31, 1998


10
Eleven-Year
Financial Data

ELEVEN-YEAR FINANCIAL SUMMARY(1)
(thousands of dollars unless otherwise indicated)

                                                        1998        1997        1996        1995        1994        1993        1992
OPERATIONS
  NET SALES                                          $81,012     $80,240     $69,233     $48,903     $43,979     $40,589     $40,293
  GROSS PROFIT                                        45,085      44,971      38,491      28,566      25,301      22,877      22,880
   % OF SALES                                           55.7        56.0        55.6        58.4        57.5        56.4        56.8
  RESEARCH AND DEVELOPMENT                            11,554      10,939       8,993       7,196       6,360       5,847       6,112
   % OF SALES                                           14.3        13.6        13.0        14.7        14.5        14.4        15.2
  SG & A                                              24,116      23,307      21,362      16,657      15,076      14,885      14,494
   % OF SALES                                           29.8        29.0        30.9        34.1        34.3        36.7        36.0
  OPERATING INCOME                                     9,415      10,725       8,136       4,714       3,864       2,145       2,275
   % OF SALES                                           11.6        13.4        11.8         9.6         8.8         5.3         5.6
  NET EARNINGS                                         6,826       7,213       5,482       3,432       3,199       2,344       1,830
   % OF SALES                                            8.4         9.0         7.9         7.0         7.3         5.8         4.5
  EARNINGS PER SHARE
       BASIC                                             .59         .64         .51         .33         .31         .23         .17
       DILUTED                                           .58         .62         .49         .32         .31         .22         .16

FINANCIAL POSITION
  CURRENT RATIO                                          4.0         3.7         3.1         3.9         3.8         3.6         3.9
  WORKING CAPITAL                                    $31,243     $26,006     $18,498     $16,855     $15,783     $13,365     $14,615
  TOTAL ASSETS                                        57,834      50,878      42,512      32,167      28,450      25,661      25,894
  LONG-TERM DEBT                                           0           0           0           0           0           0         888
  SHAREHOLDERS' EQUITY                                47,443      41,320      33,598      26,342      22,839      20,335      19,918
  SHAREHOLDERS' EQUITY PER SHARE                        4.06        3.59        3.00        2.53        2.24        1.98        1.86

OTHER DATA
  ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT(2)      $ 1,526     $ 2,293     $ 3,931     $ 3,124     $ 1,204     $ 1,138     $ 1,204
  DEPRECIATION AND AMORTIZATION                        2,192       2,096       1,739       1,282       1,274       1,143       1,161
  BACKLOG OF ORDERS                                   22,408      25,112      30,007      11,364      12,514       6,109       8,393
  RETURN ON AVERAGE SHAREHOLDERS' EQUITY (%)            15.4        19.3        18.3        14.0        14.8        11.7         9.4
  RETURN ON AVERAGE TOTAL ASSETS (%)                    12.6        15.4        15.0        11.3        12.2         9.4         7.0


1 Data are based on results from continuing operations where applicable.
  Applicable earnings, stock and dividends declared per share data for all years shown have been retroactively adjusted to reflect the two-for-one stock split effective August 16, 1996 and the three-for-two stock splits effective August 17, 1994 and May 28, 1991.
2 In fiscal 1996 and 1995, a major plant expansion and remodeling project accounted for $2.5 million and $1.7 million, respectively, as part of the Additions to Property, Plant and Equipment.

                                                                              11
                                                                        Investor
                                                                     Information


[WIDE TABLE CONTINUED FROM ABOVE]

                                                      1991        1990        1989        1988
OPERATIONS
  NET SALES                                        $39,660     $35,916     $33,733     $29,294
  GROSS PROFIT                                      23,491      21,402      19,444      17,047
   % OF SALES                                         59.2        59.6        57.6        58.2
  RESEARCH AND DEVELOPMENT                           5,538       4,535       4,461       4,813
   % OF SALES                                         14.0        12.6        13.2        16.4
  SG & A                                            14,167      13,548      12,068      10,308
   % OF SALES                                         35.7        37.7        35.8        35.2
  OPERATING INCOME                                   3,786       3,319       2,915       1,926
   % OF SALES                                          9.5         9.2         8.6         6.6
  NET EARNINGS                                       2,660       2,295       1,927       1,518
   % OF SALES                                          6.7         6.4         5.7         5.2
  EARNINGS PER SHARE
       BASIC                                           .25         .21         .17         .14
       DILUTED                                         .24         .20         .17         .14

FINANCIAL POSITION
  CURRENT RATIO                                        3.2         3.4         3.4         3.7
  WORKING CAPITAL                                  $13,275     $12,461     $12,609     $10,969
  TOTAL ASSETS                                      26,681      24,900      23,675      21,361
  LONG-TERM DEBT                                       965       1,202         838       1,085
  SHAREHOLDERS' EQUITY                              18,943      17,800      16,073      14,562
  SHAREHOLDERS' EQUITY PER SHARE                      1.77        1.61        1.45        1.33

OTHER DATA
  ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT(2)    $ 1,057     $ 1,439     $   782     $   871
  DEPRECIATION AND AMORTIZATION                      1,128       1,193       1,127         954
  BACKLOG OF ORDERS                                  9,803       7,418       6,724       6,959
  RETURN ON AVERAGE SHAREHOLDERS' EQUITY (%)          14.5        13.6        12.6        10.9
  RETURN ON AVERAGE TOTAL ASSETS (%)                  10.7         9.6         8.7         7.4

STOCK AND DIVIDEND DATA

    TSI common stock is traded in the National Market System of the NASDAQ over-the-counter market under the symbol TSII. Stock price quotations are printed daily in the Wall Street Journal and other major newspapers. During the fiscal year ended March 31, 1998, average trading volume of TSI common stock was 360,000 shares per month, based on NASDAQ records.

    There were 11,409,858 shares of TSI common stock outstanding as of June 2, 1998 of which 18.9 percent were owned by officers and directors of TSI. There were 689 shareholders of record on that date and an additional number of about 2,600 shareholders for whom security firms act as nominees.

    The range of market prices as reported by the NASDAQ, dividends declared and the trailing 12-month closing price/earnings ratio for each quarterly period are shown in the table below. TSI has a policy of paying dividends quarterly in May, August, November and February. Dividends have been paid each year since 1975. As of June 2, 1998, the quarterly dividend rate was $.03 per share.

                                   STOCK DATA

                                                              Trailing
                         Market Range           Dividend      12-Month
Fiscal 1998        High      Low     Close      Declared      P/e RatiO
-----------------------------------------------------------------------
Fourth Quarter   $10 3/8    7 5/8    8 3/4       $ .030          15.1
Third Quarter     10 7/8    9       10             .030          18.2
Second Quarter    11        8 3/4    9 3/8         .025          15.6
First Quarter     10 3/8    8 3/4    9 1/2         .025          16.1


                                                              Trailing
                         Market Range           Dividend      12-Month
Fiscal 1997        High      Low    Close       Declared      P/e Ratio
-----------------------------------------------------------------------
Fourth Quarter   $12 1/2    9 1/4    9 1/2       $ .025         15.3
Third Quarter     12 1/8    8 1/2   11 1/2         .025         17.2
Second Quarter    10 5/8    7        8 1/2         .020         13.1
First Quarter     11 3/4    8 1/8    9 1/2         .020         16.4


                               DIVIDENDS PER SHARE
                                    (DOLLARS)

                                   [BAR CHART]

                               1988        .023
                               1989        .025
                               1990        .034
                               1991        .042
                               1992        .054
                               1993        .054
                               1994        .054
                               1995        .060
                               1996        .070
                               1997        .090
                               1998        .110

12
Management's
Discussion
and Analysis

                                    NET SALES
                              (MILLIONS OF DOLLARS)

                                   [BAR CHART]

                                     Safety, Comfort    Productivity
                                       and Health        and Quality
                                       of People         Improvement

             1994            44.0         37%                63%
             1995            48.9         32%                68%
             1996            69.2         34%                66%
             1997            80.2         33%                67%
             1998            81.0         36%                64%


                              INTERNATIONAL SALES
                               (PERCENT OF SALES)

                                   [BAR CHART]

                               1994        31%
                               1995        31%
                               1996        36%
                               1997        38%
                               1998        33%

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION
     The following discussion supplements the information presented in the consolidated financial statements beginning on page 16. Additional data are given in the Eleven-Year Financial Data table on pages 10 and 11.

NET SALES Net sales totaled $81,012,000 in fiscal 1998, an increase of 1 percent from $80,240,000 in fiscal 1997, which was 15.9 percent above fiscal 1996 sales of $69,233,000. The Net Sales graph on this page shows how sales have grown under the Company's major market drivers over the past five years.

     In fiscal 1998, sales of products for Safety, Comfort and Health of People represented 64 percent of total sales compared with 67 percent of total sales in fiscal 1997. In actual dollars, these sales declined 4 percent from fiscal 1997 to fiscal 1998. The decrease was due to:

* Lower PORTACOUNT(R) respirator and gas mask fit tester sales for military applications.
* A slowdown in sales of meteorologic and hydrologic instruments for outdoor monitoring due to delays in obtaining certain contracts.
* Continued reduction in R&D contracts supporting electrochemical sensor development.

     These declines were partially offset by increases in sales of analytical instruments for diagnostics and research as well as indoor air quality monitors.

     The increases from fiscal 1996 to fiscal 1997 included higher PORTACOUNT fit tester sales for military applications, partially offset by decreased sales of meteorologic and hydrologic instruments. In fiscal 1998, approximately $8.4 million in sales came from contracts with the U.S. Army for PORTACOUNT fit testers for respirators and gas masks, down from $12.5 million in fiscal 1997 when the Company was shipping to both the U.S. and German Armies. In fiscal 1996, the Company shipped approximately $3.0 million of this product for military use.

     Sales of products for Productivity and Quality Improvement increased 11 percent, accounting for 36 percent of total sales compared with 33 percent in fiscal 1997. Increased fiscal 1998 sales came from:

*  LaserSpeed(R) speed and length instruments for the wire and cable industry.
* Diameter and flaw detection gauges for the wire and cable industry. These products were obtained in the Target acquisition in July, 1997. See Note J on page 23 for more information on this acquisition.
* Fluid mechanics instruments. These instruments had experienced a decline in fiscal 1997.

     These increases were partially offset by reduced revenue from sales of instruments for testing and research and from contract-supported research by our Aerometrics subsidiary. During fiscal 1998, the Company experienced significant turnover at this subsidiary, affecting its ability to produce instruments and complete contract-supported research.

     For fiscal 1997, sales of Productivity and Quality Improvement products were affected by the Aerometrics, Inc. and Zimmer GmbH acquisitions. Excluding these acquisitions, sales of Productivity and Quality Improvement products decreased 11 percent during fiscal 1997, mostly due to the lower sales of fluid mechanics instruments.

     Domestic net sales increased 8 percent, or $4.0 million, during fiscal 1998. The Company's international net sales decreased 11 percent to $27.1 million in fiscal 1998, which was 33 percent of consolidated net sales. International sales were $30.3 million,

                                                                              13
                                                                    Management's
                                                                      Discussion
                                                                    and Analysis

                              GROSS PROFIT MARGIN
                               (PERCENT OF SALES)

                                   [BAR CHART]

                               1994        57.5%
                               1995        58.4%
                               1996        55.6%
                               1997        56.0%
                               1998        55.7%


                                R&D EXPENDITURES
                               (PERCENT OF SALES)

                                   [BAR CHART]

                               1994        14.5%
                               1995        14.7%
                               1996        13.0%
                               1997        13.6%
                               1998        14.3%

or 38 percent of sales, and $24.8 million, or 36 percent, in fiscal 1997 and 1996, respectively. Lower international sales during fiscal 1998 were due mainly to:

* The completion of a German Army contract for PORTACOUNT fit testers at the end of fiscal 1997.
* A decrease in business in the Pacific Rim region due to the weakening of Asian currencies.

     Sales to the Pacific Rim represented 10%, 12% and 14% of net sales in fiscal years 1998, 1997 and 1996, respectively. It is uncertain what impact the weakening of Asian currencies will have on fiscal 1999.

     Sales to federal and state agencies, including defense, comprised 21 percent of the Company's net sales for fiscal 1998, compared with 22 and 21 percent for fiscal 1997 and 1996, respectively. Due to the Company's diverse line of products, sales occur in a wide range of U.S. and state government agencies and, except for specific contracts, the level of governmental sales tends to be stable as a percentage of sales. The level of government contracts in backlog at March 31, 1998 and March 31, 1997 were similar and, consequently, the percentage of sales to government agencies in fiscal 1999 are expected to be similar to fiscal 1998.

GROSS PROFIT Gross profit was $45,085,000 in fiscal 1998, or 55.7 percent of net sales, compared with $44,971,000, or 56.0 percent of net sales, in fiscal 1997 and $38,491,000, or 55.6 percent, in fiscal 1996. Gross profit margins are expected to be at a similar percentage of net sales in fiscal 1999.

OPERATING EXPENSES Research and product development expenses were 14.3 percent of net sales in fiscal 1998, compared to 13.6 percent for fiscal 1997 and 13.0 percent in fiscal 1996. The Company's strong commitment to long-term growth through research and product development has continued to generate new products and enhance product lines in the Company's key market niches. This is expected to result in sales growth in future years. For the past ten years, the Company's research and product development expenses have ranged from approximately 12 to 15 percent of net sales. Fiscal 1999 research and development expenses are expected to be in the lower end of this range.

     Selling expenses were 22.4 percent of net sales in fiscal 1998, 21.7 percent in fiscal 1997, and 23.3 percent in fiscal 1996. Fiscal 1999 selling expenses are expected to be in a similar range.

     Administrative expenses were 7.4 percent of sales in fiscal 1998 and 1997, compared to 7.6 percent in fiscal 1996. The Company expects administrative costs to continue in a normal range of 7 to 9 percent for fiscal 1999.

OTHER INCOME Other income totaled $798,000 in fiscal 1998, compared with $372,000 in fiscal 1997 and $298,000 in fiscal 1996. Other income was higher in fiscal 1998 mainly due to higher investment income due to higher cash balances.

PROVISION FOR INCOME TAXES The provision for income taxes was $3,387,000, or 33 percent of pretax earnings in fiscal 1998. This compares to provisions of $3,884,000, or 35 percent of pretax earnings, in fiscal 1997, and $2,952,000, or 35 percent of pretax earnings, in fiscal 1996. The fiscal 1999 effective tax rate is expected to again be in the range of 33 to 35 percent of pretax earnings, assuming no significant changes in the tax laws. See Note G on page 22 for additional information.

14
Management's
Discussion
and Analysis

                            SELLING & ADMINISTRATIVE
                                  EXPENDITURES
                               (PERCENT OF SALES)

                                   [BAR CHART]

                               1994        34.3%
                               1995        34.1%
                               1996        30.9%
                               1997        29.0%
                               1998        29.8%


                                OPERATING INCOME
                              (MILLIONS OF DOLLARS)

                                   [BAR CHART]

                               1994        3.86%
                               1995        4.71%
                               1996        8.14%
                               1997       10.7%
                               1998        9.4%

NET EARNINGS Net earnings were $6,826,000, or $.58 per diluted share in fiscal 1998. This was a decrease of 5.4 percent from $7,213,000, or $.62 per diluted share, in fiscal 1997, which was an increase of 31.6 percent from $5,482,000, or $.49 per diluted share, in fiscal 1996.

YEAR 2000 DATE CONVERSION We have established processes for evaluating the risks and costs associated with preparing our systems and applications for the year 2000. Most of the costs and expenses related to the conversion and testing represent internal information technology resources that have been redeployed from other projects and are expected to return to these projects upon completion.

     Based on assessments completed to date, and compliance plans in process, the Company does not expect the year 2000 issue, including the costs of making its critical systems and applications compliant, will have a material effect on its business operations, consolidated financial condition, cash flows or results of operations.

LIQUIDITY AND CAPITAL RESOURCES
CASH AND CASH EQUIVALENTS Cash and cash equivalents increased by $1,691,000 during fiscal 1998 to $9,386,000 at March 31, 1998. The major factor in the cash increase was net earnings of $6.8 million. Other significant contributions from operating activities were depreciation and amortization, partially offset by increased receivables and higher inventories. Cash used for additions to property plant and equipment was $1,526,000, and $732,000 was used for an acquisition. Dividend payments increased by $260,000 to $1,275,000.

     Net cash provided by operating activities totaled $5,080,000 in fiscal 1998, compared with $10,008,000 in fiscal 1997 and $596,000 in fiscal 1996. The decrease in cash provided by operating activities in fiscal 1998 was primarily a result of:

*  Higher fourth quarter net sales resulting in increased receivables.
* Increased inventory due to the timing of purchases for new product introductions and the addition of the diameter and flaw detection gauges for the wire and cable industry obtained in the Target acquisition in July, 1997.

     Significant decreases in cash provided by operating activities in fiscal 1996 came from increased receivables and inventories resulting from a higher sales volume and the large increase in backlog of orders and purchases made to fulfill longer-term contracts.

     Management believes internally-generated funds and short-term borrowings on existing credit lines will provide adequate resources to support operations through fiscal 1999.

CURRENT ASSETS AND LIABILITIES Accounts receivable increased by $2,250,000 to $16,508,000 at March 31, 1998. This increase in fiscal 1998 was the result of higher net sales during the fourth quarter.

     Inventories increased $2,214,000 to $15,516,000 at March 31, 1998 due to the timing of purchases for new product introductions and inventory purchased for diameter and flaw detection gauges acquired in the July, 1997 Target acquisition.

     Working capital rose $5,237,000 to $31,243,000 at March 31, 1998. The current ratio was 4.0 compared to 3.7 at the end of fiscal 1997.

                                                                              15
                                                                    Management's
                                                                      Discussion
                                                                    and Analysis

                                  CURRENT RATIO

                                   [BAR CHART]

                               1994        3.8%
                               1995        3.9%
                               1996        3.1%
                               1997        3.7%
                               1998        4.0%

                                  NET EARNINGS
                              (MILLIONS OF DOLLARS)

                                   [BAR CHART]

                               1994        3.20%
                               1995        3.43%
                               1996        5.48%
                               1997        7.21%
                               1998        6.83%

     The Company has two short-term lines of credit totaling $2,500,000 and had no outstanding loans during fiscal 1998 or 1997. The Company had no long-term debt at March 31, 1998 or 1997.

STOCK REPURCHASE As of March 31, 1998, the Company has authority to repurchase a total of 1,360,000 shares under plans approved by its Board of Directors, including a 1 million share authorization announced on March 31, 1998. The Company repurchased 100,000 shares during the fiscal year ended March 31, 1998 and 275,000 in early April, 1998. No shares were repurchased during fiscal 1997. The Company has no present plans to acquire all the authorized shares or to repurchase shares at any prescribed rate over time.

IMPACT OF ACCOUNTING STANDARDS
     In fiscal 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. All prior periods presented have been restated to reflect the provisions of this standard. In fiscal 1999, the Company intends to adopt SFAS No. 130, Disclosures about Segments of the Enterprise and Related Information, and SFAS No. 131, Reporting Comprehensive Income. Both SFAS No.130 and No. 131 effect presentation of certain financial information and are not expected to have a material impact.

FORWARD-LOOKING STATEMENTS
     The Company believes that this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties.

     Forward-looking statements represent the Company's expectations or beliefs concerning future events, including the following: any statements regarding future sales and gross profit percentages, any statements regarding the continuation of historical trends, any statements regarding the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs, any statements regarding the effect of regulatory changes, the success of development and enhancement of the Company's products, the adequacy of the Company's facilities, potential acquisitions, and any statements regarding the future of the instrumentation industry and the various parts of the instrumentation markets in which the Company conducts its business. The Company cautions that any forward-looking statements made by the Company in this report or in other announcements made by the Company are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitations, the factors set forth on Exhibit 99 to the Company's report on Form 10K for the fiscal year ended March 31, 1998.

16
Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS
TSI Incorporated and Subsidiaries

YEAR ENDED MARCH 31                                                       1998                  1997                  1996
-------------------------------------------------------------    -------------         -------------         -------------
Net sales                                                        $  81,012,384         $  80,239,622         $  69,233,244
Cost of products sold                                               35,927,534            35,268,412            30,741,891
-------------------------------------------------------------    -------------         -------------         -------------
                                               GROSS PROFIT         45,084,850            44,971,210            38,491,353

Operating expenses
  Research and product development                                  11,553,734            10,939,276             8,992,519
  Selling                                                           18,147,723            17,394,017            16,134,498
  Administrative                                                     5,968,509             5,913,086             5,227,992
-------------------------------------------------------------    -------------         -------------         -------------
                                                                    35,669,966            34,246,379            30,355,009
-------------------------------------------------------------    -------------         -------------         -------------
                                           OPERATING INCOME          9,414,884            10,724,831             8,136,344
Other income -- Note C                                                 798,094               372,417               297,696
-------------------------------------------------------------    -------------         -------------         -------------
                               EARNINGS BEFORE INCOME TAXES         10,212,978            11,097,248             8,434,040

Provision for income taxes -- Note G                                 3,387,000             3,884,000             2,952,000
-------------------------------------------------------------    -------------         -------------         -------------
                                               NET EARNINGS      $   6,825,978         $   7,213,248         $   5,482,040
                                                                 =============         =============         =============

BASIC EARNINGS PER COMMON SHARE                                           $.59                  $.64                  $.51
-------------------------------------------------------------    =============         =============         =============

DILUTED EARNINGS PER COMMON SHARE                                         $.58                  $.62                  $.49
-------------------------------------------------------------    =============         =============         =============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                          11,598,580            11,279,447            10,716,830
Dilutive effect of employee stock options and purchase awards          271,350               429,086               458,460
                                                                 -------------         -------------         -------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING AND DILUTIVE
    SHARES                                                          11,869,930            11,708,533            11,175,290
                                                                 =============         =============         =============

See notes to consolidated financial statements.


QUARTERLY FINANCIAL INFORMATION
TSI Incorporated and Subsidiaries (Unaudited)

  Following is a summary of unaudited quarterly results. Due to the nature of the weighted average number of shares calculation, the sum of basic earnings per common share for the four fiscal 1998 quarters does not equal the fiscal 1998 total basic earnings per common share amount (see Note D).

FISCAL 1998                                  1ST QTR       2ND QTR       3RD QTR       4TH QTR         TOTAL
-------------------------------------------------------------------------------------------------------------
NET SALES                                $19,290,167   $20,685,942   $19,739,440   $21,296,835   $81,012,384
GROSS PROFIT                              10,602,617    11,670,072    11,373,891    11,438,270    45,084,850
NET EARNINGS                               1,482,254     1,770,616     1,678,017     1,895,091     6,825,978
   BASIC EARNINGS PER COMMON SHARE               .13           .15           .14           .16           .59
   DILUTED EARNINGS PER COMMON SHARE             .13           .15           .14           .16           .58

Fiscal 1997
-------------------------------------------------------------------------------------------------------------
Net sales                                $19,497,118   $19,314,726   $22,329,666   $19,098,112   $80,239,622
Gross profit                              10,983,529    10,840,404    12,403,540    10,743,737    44,971,210
Net earnings                               1,872,946     1,609,300     2,193,098     1,537,904     7,213,248
   Basic earnings per common share               .17           .14           .19           .14           .64
   Diluted earnings per common share             .16           .14           .19           .13           .62


                                                                              17
                                                            Financial Statements

CONSOLIDATED BALANCE SHEETS
TSI Incorporated and Subsidiaries

MARCH 31                                                                                                 1998             1997
--------------------------------------------------------------------------------------------     ------------     ------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                                      $  9,385,509     $  7,694,998
  Accounts receivable, less allowance of $280,000 and $275,000,
    respectively                                                                                   16,508,360       14,256,692
  Prepaid expenses                                                                                    223,713          310,276
  Inventories
    Finished products                                                                               2,883,469        2,908,537
    Work-in-process                                                                                 2,792,730        2,486,856
    Materials and supplies                                                                          9,840,083        7,906,912
--------------------------------------------------------------------------------------------     ------------     ------------
                                                                                                   15,516,282       13,302,305
--------------------------------------------------------------------------------------------     ------------     ------------
                                                                        TOTAL CURRENT ASSETS       41,633,864       35,564,271

INTANGIBLES AND OTHER ASSETS
  Goodwill, net of accumulated amortization of $1,151,000 and $917,000,
    respectively                                                                                    3,834,903        3,001,796
  Note receivable                                                                                     632,540          595,577
  Deferred income taxes--Note G                                                                       456,169          498,020
  Other assets                                                                                      2,878,348        2,420,050
--------------------------------------------------------------------------------------------     ------------     ------------
                                                                                                    7,801,960        6,515,443
PROPERTY, PLANT AND EQUIPMENT
  Land                                                                                                128,503          128,503
  Buildings                                                                                         3,713,160        3,586,992
  Construction in progress                                                                             51,341          183,229
  Machinery and equipment                                                                          19,689,035       18,244,708
--------------------------------------------------------------------------------------------     ------------     ------------
                                                                                                   23,582,039       22,143,432
  Less allowance for depreciation                                                                  15,183,541       13,344,806
--------------------------------------------------------------------------------------------     ------------     ------------
                                                                                                    8,398,498        8,798,626
--------------------------------------------------------------------------------------------     ------------     ------------
                                                                                TOTAL ASSETS     $ 57,834,322     $ 50,878,340
                                                                                                 ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses -- Note H                                                   4,924,480        4,963,795
  Employee compensation                                                                             3,918,610        3,904,546
  Taxes, other than income taxes                                                                      519,285          442,247
  Income taxes payable                                                                              1,028,656          247,354
--------------------------------------------------------------------------------------------     ------------     ------------
                                                                   TOTAL CURRENT LIABILITIES       10,391,031        9,557,942

SHAREHOLDERS' EQUITY -- Notes D and E
  Common shares, $.10 par value-authorized 30,000,000 shares, issued
    and outstanding 1998--11,681,386 shares; 1997--11,495,728 shares                                1,168,139        1,149,573
  Additional paid-in capital                                                                       11,394,909        9,724,365
  Retained earnings                                                                                35,164,722       30,400,007
  Equity adjustment from translation                                                                 (284,479)          46,453
--------------------------------------------------------------------------------------------     ------------     ------------
                                                                  TOTAL SHAREHOLDERS' EQUITY       47,443,291       41,320,398

  Commitments and contingencies -- Note B
--------------------------------------------------------------------------------------------     ------------     ------------
                                                  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $ 57,834,322     $ 50,878,340
                                                                                                 ============     ============

See notes to consolidated financial statements.

18
Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
TSI Incorporated and Subsidiaries

YEAR ENDED MARCH 31                                                                     1998             1997             1996
--------------------------------------------------------------------------      ------------     ------------     ------------
OPERATING ACTIVITIES
  Net earnings                                                                  $  6,825,978     $  7,213,248     $  5,482,040
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Provision for losses on accounts receivable                                        4,334           12,994           29,845
    Depreciation and amortization of property, plant and equipment                 1,958,454        1,910,831        1,572,218
    Amortization of goodwill                                                         233,264          184,832          166,885
    Loss on sale of assets                                                           (16,407)          34,393           12,603
    Provision for deferred income taxes                                               78,021          223,000         (313,000)
    Income tax benefit from stock plans                                              147,396          220,000          254,000
    Changes in operating assets and liabilities:
      Accounts receivable                                                         (1,912,535)       1,607,998       (5,234,609)
      Prepaid expenses                                                               148,918              207           64,572
      Inventories                                                                 (1,528,794)      (2,093,263)      (2,569,069)
      Other assets                                                                  (142,277)         252,153          461,571
      Accounts payable and accrued expenses                                         (953,628)          29,364          266,133
      Employee compensation                                                         (249,190)         714,831          247,366
      Taxes, other than income taxes                                                  77,038          111,827           33,270
      Income taxes payable                                                           781,302         (378,785)         446,141
    Foreign currency translation loss                                               (371,667)         (35,726)        (324,024)
--------------------------------------------------------------------------      ------------     ------------     ------------
                                  NET CASH PROVIDED BY OPERATING ACTIVITIES        5,080,207       10,007,904          595,942
--------------------------------------------------------------------------      ------------     ------------     ------------

INVESTING ACTIVITIES
  Additions to property, plant and equipment                                      (1,525,698)      (2,293,445)      (3,931,011)
  Proceeds from disposal of property, plant and equipment                             26,174              903           15,196
  Purchase of companies, net of cash acquired                                       (732,244)      (1,081,764)      (5,817,721)
--------------------------------------------------------------------------      ------------     ------------     ------------
                                     NET CASH USED IN INVESTING ACTIVITIES        (2,231,768)      (3,374,306)      (9,733,536)
--------------------------------------------------------------------------      ------------     ------------     ------------

FINANCING ACTIVITIES
  Payment on short-term notes                                                             --               --         (343,326)
  Proceeds from stock options exercised                                              467,910          626,318          863,075
  Proceeds from employee stock purchases                                             455,058          667,691          421,394
  Dividends paid                                                                  (1,275,446)      (1,015,277)        (699,057)
  Purchases of common stock                                                         (887,056)              --               --
--------------------------------------------------------------------------      ------------     ------------     ------------
                       NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        (1,239,534)         278,732          242,086
--------------------------------------------------------------------------      ------------     ------------     ------------

Effect of exchange rate changes on cash and cash equivalents                          81,606           94,613           32,011
--------------------------------------------------------------------------      ------------     ------------     ------------
                          INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         1,690,511        7,006,943       (8,863,497)
--------------------------------------------------------------------------      ------------     ------------     ------------

Cash and cash equivalents at beginning of year                                     7,694,998          688,055        9,551,552
--------------------------------------------------------------------------      ------------     ------------     ------------
                                 CASH  AND CASH EQUIVALENTS AT END OF YEAR      $  9,385,509     $  7,694,998     $    688,055
                                                                                ============     ============     ============

See notes to consolidated financial statements.

                                                                              19
                                                            Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TSI Incorporated and Subsidiaries

                                                                                                              Equity
                                                      Common Shares           Additional                    Adjustment
                                                 ----------------------        Paid-In        Retained         from
                                                  Shares         Amount        Capital        Earnings      Translation
                                                  ------         ------        -------        --------      -----------

Balance March 31, 1995                           5,212,058    $  521,206     $ 6,002,771     $19,471,422    $   346,358
   Net earnings for year ended March 31, 1996                                                  5,482,040
   Cash dividends paid ($.07 per share)                                                         (699,057)
   Current year translation adjustment                                                                         (310,373)
   Employee stock purchases                         56,639         5,664         415,730
   Stock options exercised                         177,230        17,723         872,728
   Income tax benefit from stock plans                                           254,000
   Stock issued in purchase                        146,789        14,679       1,258,275
   Shares exchanged upon option exercise            (1,888)         (189)         (2,658)        (52,369)
                                                ----------    ----------     -----------     -----------    -----------
Balance March 31, 1996                           5,590,828       599,083       8,800,846      24,202,036         35,985
   Net earnings for year ended March 31, 1997                                                  7,213,248
   Cash dividends paid ($.09 per share)                                                       (1,015,277)
   Current year translation adjustment                                                                           10,468
   Employee stock purchases                         92,414         9,241         658,450
   Stock options exercised                         186,717        18,672         607,646
   Income tax benefit from stock plans                                           220,000
   Stock split adjustment--Note D                5,625,769       562,577        (562,577)
                                                ----------    ----------     -----------     -----------    -----------
Balance March 31, 1997                          11,495,728     1,149,573       9,724,365      30,400,007         46,453
   Net earnings for year ended March 31, 1998                                                  6,825,978
   Cash dividends paid ($.11 per share)                                                       (1,275,446)
   Current year translation adjustment                                                                         (330,932)
   Employee stock purchases                         63,467         6,347         448,711
   Stock options exercised                         126,653        12,665         455,245
   Income tax benefit from stock plans                                           147,396
   Stock issued in purchase                         95,438         9,544         710,441
   Shares repurchased and retired                  (99,900)       (9,990)        (91,249)       (785,817)
                                                ----------    ----------     -----------     -----------    -----------
BALANCE MARCH 31, 1998                          11,681,386    $1,168,139     $11,394,909     $35,164,722    $  (284,479)
                                                ==========    ==========     ===========     ===========    ===========

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TSI Incorporated and Subsidiaries March 31, 1998

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

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

   CASH EQUIVALENTS: Cash equivalents of $5,561,000 at March 31, 1998 consist of short-term highly liquid investments with maturity periods of less than three months from date of purchase. There were cash equivalents of $4,003,000 at March 31, 1997.

   INVENTORIES: Inventories are valued at cost which is not in excess of market. Inventories valued under the last-in, first-out (LIFO) method were $9,433,000 and $7,986,000 at March 31, 1998 and 1997, respectively. Inventories valued under the first-in, first-out (FIFO) method were $6,084,000 and 5,316,000 at March 31, 1998 and 1997, respectively. If the first-in, first-out (FIFO) method of inventory valuation had been used by the Company, inventories would have been approximately $ 935,000 and 1,276,000 higher than reported at March 31, 1998 and 1997, respectively.

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

   Buildings and improvements       7-40 years
   Machinery and equipment          5-10 years

   The Company completed an addition to its building in Shoreview, Minnesota during fiscal 1996. A portion of the cost is funded through Tax Increment Financing (TIF). At March 31, 1998 and 1997, the estimated

20
NOTES

NOTE A (CONTINUED)

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

   INCOME TAXES: The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. Included in the provision are deferred taxes which result from transactions that are reported in different periods for financial statement and income tax purposes. The Company adopted the asset and liability method for computing its deferred taxes as specified by SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under the asset and liability method, deferred taxes are based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates that will be in effect when these differences reverse.

   EARNINGS PER COMMON SHARE: The Company calculates earnings per share in accordance with SFAS No. 128, EARNINGS PER SHARE. Basic earnings per common share is computed using the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed using the weighted average number of common shares and dilutive effect of shares issuable under terms of the stock option or the employee stock purchase plans.

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

   At March 31, 1998, the Company had outstanding forward contracts of $785,000 and had no outstanding option contracts. These contracts have maturity dates of less than a year. Deferred market value changes on forward contracts hedging backlog were not significant at March 31, 1998.

   RECENT ACCOUNTING PRONOUNCEMENTS: The Company intends to adopt SFAS No. 130, REPORTING COMPREHENSIVE INCOME, in the first quarter of fiscal 1999. SFAS No. 130 establishes the standards for reporting and displaying comprehensive income as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Since this standard applies only to the presentation of comprehensive income, it will not have any impact on TSI's results of operations, financial position, or cash flows.

   Beginning with the fiscal 1999 annual report, the Company will adopt SFASNo. 131, DISCLOSURES ABOUT SEGMENTS OF THE ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires segments to be determined based on how management measures performance and makes decisions about allocating resources.

NOTE B - LEASE COMMITMENTS AND LINES OF CREDIT

   The Company leases office, plant facilities, and equipment under operating leases ranging from two to ten years.

   Rental expense for all operating leases was $778,000, $769,000, and $686,000 in 1998, 1997, and 1996, respectively. Future minimum lease obligations each fiscal year under noncancelable operating leases are $738,000 in 1999, $470,000 in 2000, $381,000 in 2001, $310,000 in 2002, $128,000 in 2003 and $239,000 in
subsequent years.

   The Company has unsecured short-term lines of credit totaling $2,500,000 available under two agreements. The interest rate on the $2,000,000 line is the lesser of either the reference rate or 1.15% over the Federal Funds rate. The rate on the $500,000 line of credit is the lesser of the reference rate or 1.50% over the Federal Funds rate. As of March 31, 1998, neither credit line had an outstanding balance. However, the total available funds were reduced by outstanding standby letters of credit totaling $36,000 issued against these two facilities. Additionally, the Company had contingent liabilities of $1,731,000 in the form of performance and foreign customs guarantees.

NOTE C - OTHER INCOME

YEAR ENDED MARCH 31                                  1998            1997           1996
-------------------------------------------    ----------      ----------     ----------
Interest income                                $  412,000      $  221,000     $  111,000
Interest expense                                  (15,000)        (15,000)       (24,000)
Foreign currency transaction gains (losses)       123,000         (40,000)        42,000
Other                                             278,000         206,000        169,000
------------------------------------------     ----------      ----------     ----------
                                               $  798,000      $  372,000     $  298,000
                                               ==========      ==========     ==========

                                                                              21
                                                                           NOTES

NOTE D - SHAREHOLDERS' EQUITY

   On July 18, 1996, the Board of Directors declared a two-for-one stock split in the form of a stock dividend paid to shareholders. For each share issued in connection with the stock split, an amount equal to the par value of $.10 was transferred to the common shares amount from additional paid-in capital in fiscal year 1997. This transfer is reflected in the Consolidated Statements of Shareholders' Equity. All other references in the financial statements and related notes to per share information, stock options, weighted average number of shares, as well as the number of common shares outstanding for all prior years presented, have been retroactively adjusted to reflect the stock split.

NOTE E - STOCK OPTIONS AND STOCK PURCHASE PLAN

   The Company uses APB No. 25 to account for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plan and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined in accordance with SFAS No. 123, the Company's pro forma net earnings and earnings per common share would have been as follows:
                                               1998            1997
                                        -----------     -----------
Net earnings
    As reported                         $ 6,826,000     $ 7,213,000
    Pro forma                           $ 6,387,000     $ 7,042,000
Earnings per common share
    As reported using basic shares             $.59            $.64
    Pro forma using basic shares               $.55            $.62
    As reported using dilutive shares          $.58            $.62
    Pro-forma using dilutive shares            $.54            $.60

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscals 1998, 1997, and 1996: dividend yield of
1.0 percent; expected volatility of 17 percent; risk-free rates of approximately
6.5 percent; and expected lives of one to five years.

   Pro forma net earnings reflect only options granted in fiscals 1998, 1997, and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amount because compensation cost is reflected over the option's vesting period and compensation for op-tions granted prior to April 1, 1995, is not considered.

   Stock options have been granted to employees, officers and directors under incentive stock option plans adopted in 1982, 1988, and 1992. No new options will be granted under the 1982 or 1988 plans. Under all plans, incentive stock options are generally granted at prices not less than fair market value at date of grant. Employee options granted under the 1982 and 1988 plans become exercisable 40% after two years and increase 20% per year until exercisable in full after five years. Options granted under the 1992 plan become exercisable one-third after one year and increase one-third per year until exercisable in full after three years. Management incentive options are immediately exercisable in full. Stock options and shares reserved for grant are as follows:

                                   1982 Plan                1988 Plan                 1992 Plan
                                   ---------                ---------                 ---------
                             Shares                   Shares                    Shares                   Weighted Aver-
                            Available    Shares     Available     Shares       Available      Shares    age of Exercise
                            for Grant   Granted     for Grant     Granted      for Grant      Granted   Price of Shares
                            ---------   -------     ---------     -------      ---------      -------   ---------------
Balance March 31, 1995            --      62,850           --     392,700       146,166       542,406        $3.02
  Reserved                                                                      208,482
  Granted                                                                      (213,808)      213,808         3.30
  Exercised                              (39,150)                (244,700)                    (70,610)        2.51
  Canceled                                                         (5,700)       17,500       (17,500)        4.01
-----------------------     --------    --------    ---------    --------      --------      --------
Balance March 31, 1996            --      23,700           --     142,300       158,340       668,104         4.28
  Reserved                                                                      223,633
  Granted                                                                      (120,716)      120,716         9.41
  Exercised                              (18,900)                 (64,620)                   (140,400)        2.89
  Canceled                                                         (1,200)       14,088       (14,088)        5.19
-----------------------     --------    --------    ---------    --------      --------      --------
Balance March 31, 1997            --       4,800           --      76,480       275,345       634,332         5.55
  Reserved                                                                      229,915
  Granted                                                                      (185,870)      185,870         9.39
  Exercised                               (4,800)                 (42,980)                    (80,775)        3.79
  Canceled                                                                       31,746       (31,746)        6.93
-----------------------     --------    --------    ---------    --------      --------      --------
Balance March 31, 1998            --          --           --      33,500       351,136       707,681         6.75
=======================     =========   ========    =========    ========      ========      ========

   The following table summarizes information concerning outstanding and exercisable options as of March 31, 1998:

                                     Weighted Aver-      Weighted                           Weighted
    Range of            Number        age Remaining       Average           Number          Average
Exercise Prices       Outstanding   Contractual Life   Exercise Price    Exerciseable    Exercise Price
---------------       -----------   ----------------   --------------    ------------    --------------
$1.39  to  $3.50         95,136           1.54             $3.23            85,086           $3.19
$4.29  to  $5.69        255,117           3.22              4.40           251,222            4.39
$8.00  to  $8.88        220,410           5.41              8.58           106,720            8.41
$9.06  to  $9.69         75,042           6.02              9.62            69,041            9.67
$10.00 to $10.25         95,476           5.89             10.07            50,108           10.14
                        -------                                            -------
                        741,181                                            562,177
                        =======                                            =======

   On July 21, 1994, the Company adopted the Employee Stock Purchase Plan of 1994. This Plan authorized the issuance of a total of 600,000 shares over the life of the Plan. Shares may be purchased at 85% of market value. As of March 31, 1998,330,841 shares remain reserved for grant and 0 shares are subscribed but unissued under this plan. An aggregate of 1,422,936 shares are reserved for issuance under stock option and Employee Stock Purchase Plans.

22
NOTES

NOTE F - PROFIT SHARING PLAN

   The Company has trusteed profit sharing and 401(k) plans which cover substantially all of its employees. The profit sharing plan calls for a minimum contribution of 4% of credited compensation for all eligible participants so long as sufficient profits are generated in that year. In addition, if average return on assets exceeds 12%, an additional 15% of pretax profits above this level are paid to eligible participants. The expense relating to these plans, based on return on assets and credited compensation, was $1,712,000, $2,094,000 and $1,619,000 in 1998, 1997, and 1996, respectively.

NOTE G - INCOME TAXES

YEAR ENDED MARCH 31                                                                1998             1997              1996
------------------------------------------------------------------------   ------------      -----------      ------------
Earnings Before Income Taxes:
  Domestic                                                                 $  9,928,000      $ 10,374,000     $  8,352,000
  Foreign                                                                       285,000           723,000           82,000
------------------------------------------------------------------------   ------------      -----------      ------------
                                                                           $ 10,213,000      $ 11,097,000     $  8,434,000
Provision for Income Taxes:                                                ============      ============     ============
  Current:
      U.S.                                                                 $  2,887,000      $  3,209,000     $  2,908,000
      State                                                                     357,000           452,000          357,000
      Foreign                                                                    65,000                --               --
  Deferred:
      U.S. and state                                                             78,000           (50,000)         (40,000)
      Foreign                                                                        --           273,000         (273,000)
------------------------------------------------------------------------   ------------      ------------     ------------
                                                                           $  3,387,000      $  3,884,000     $  2,952,000
                                                                           ============      ============     ============
Income Taxes Paid (net of refunds received)                                $  2,281,000      $  3,716,000     $  2,452,000
------------------------------------------------------------------------   ============      ============     ============

Reconciliation of the Statutory Federal Income Tax Rate to the Company's
  Effective Tax Rate:
    Statutory rate                                                                 34.0%             34.0%            34.0%
    Increase (decrease) resulting from:
      State income tax, net of federal tax benefit                                  2.7               2.9              2.8
      Foreign Sales Corporation tax exempt income                                  (2.4)             (3.3)            (2.1)
      Valuation allowance                                                            --                --             (2.7)
      Research credit                                                              (1.3)             (0.2)              --
      Other                                                                         0.2               1.6              3.0
------------------------------------------------------------------------   ------------      ------------     ------------
                                                      Effective Tax Rate           33.2%             35.0%            35.0%
                                                                           ============      ============     ============

   In fiscal 1998, 1997, and 1996 there was a tax benefit of approximately $147,000, $220,000, and $254,000, respectively, credited to share-holders' equity associated with the exercise of stock options and dispositions of stock purchased through the Employee Stock Purchase Plan.

   The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and (liabilities) as of March 31, 1998, and March 31, 1997, were as follows:

                                                                   1998            1997
                                                            -----------     ------------
Deferred Tax Assets:
    Inventory                                               $   478,000     $   367,000
    Accounts receivable                                          68,000          58,000
    Reserves for warranty expense                                59,000         116,000
    Federal tax credits                                         126,000              --
    Payroll                                                     271,000         357,000
    Other                                                         8,000          46,000
---------------------------------------------------------   -----------     -----------
    Total deferred tax assets                               $ 1,010,000     $   944,000
                                                            -----------     -----------
Deferred Tax Liabilities:
    Property and equipment                                     (441,000)       (373,000)
    Other                                                      (113,000)        (73,000)
---------------------------------------------------------   -----------     ----------
    Total deferred tax liabilities                          $  (554,000)    $  (446,000)
                                                            -----------     ----------

                                Net Deferred Income Taxes   $   456,000     $   498,000
                                                            ===========     ===========

   The Company has research credit carryforwards for federal income tax purposes of approximately $126,000 which expire between the years 2006 and 2012. Management believes the Company will generate sufficient taxable income in future periods to realize all of the benefits of the Company's deferred tax assets.


                                                                              23
                                                                           NOTES

NOTE H - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

YEAR ENDED MARCH 31                                            1998              1997
----------------------------------------------------   ------------      ------------
Trade accounts payable                                 $  2,570,000      $  2,487,000
Deferred revenue                                             99,000           212,000
Commissions and royalties payable                         1,186,000           851,000
Other accounts payable and accrued expenses               1,069,000         1,414,000
----------------------------------------------------   ------------      ------------
                                                       $  4,924,000      $  4,964,000
                                                        ===========      ============

NOTE I - SEGMENT INFORMATION

YEAR ENDED MARCH 31                                            1998              1997              1996
----------------------------------------------------   ------------      ------------      ------------
Net Sales
  Domestic operations
    Unaffiliated domestic customers                    $ 53,958,000      $ 49,919,000      $ 44,480,000
    Unaffiliated foreign customers                       19,186,000        18,657,000        18,708,000
    Intercompany                                          3,934,000         7,685,000         3,365,000
----------------------------------------------------   ------------      ------------      ------------
                                                         77,078,000        76,261,000        66,553,000

  Foreign operations
    Unaffiliated customers                                7,868,000        11,664,000         6,045,000
    Intercompany                                             76,000            29,000           455,000
----------------------------------------------------   ------------      ------------      ------------
                                                          7,944,000        11,693,000         6,500,000
  Eliminations                                           (4,010,000)       (7,714,000)       (3,820,000)
----------------------------------------------------   ------------      ------------      ------------
                                           Net Sales   $ 81,012,000      $ 80,240,000      $ 69,233,000
                                                       ============      ============      ============
Earnings Before Income Taxes
  Domestic operations                                  $ 11,539,000      $ 11,405,000      $  8,729,000
  Foreign operations                                        298,000           725,000            82,000
  Eliminations                                           (1,624,000)       (1,033,000)         (377,000)
----------------------------------------------------   ------------      ------------      ------------
                        Earnings Before Income Taxes   $ 10,213,000      $ 11,097,000      $  8,434,000
                                                       ============      ============      ============
Assets
  Domestic operations                                  $ 68,256,000      $ 58,831,000      $ 53,323,000
  Foreign operations                                      4,098,000         3,630,000         4,689,000
  Eliminations                                          (14,520,000)      (11,583,000)      (15,500,000)
----------------------------------------------------   ------------      ------------      ------------
                                        Total Assets   $ 57,834,000      $ 50,878,000      $ 42,512,000
                                                       ============      ============      ============

   The Company's domestic operations export products to unaffiliated foreign customers in many countries, including exports to the Pacific Basin which represented approximately 11%, 12%, and 14% of net sales in 1998, 1997, and 1996, respectively. The Company's foreign operations are located and primarily sell to unaffiliated customers in Western Europe. Intercompany sales are set at the standard price to unaffiliated customers less a discount based upon marketing effort.

   Sales to educational, research and defense customers, which are heavily reliant on U.S. government funding, accounted for approximately 28%, 27%, and 25% of net sales in 1998, 1997, and 1996, respectively. Sales directly to federal and state agencies, including defense, during the same three years were 21%, 22%, and 21%, respectively, of net sales.

NOTE J - BUSINESS COMBINATIONS

   Effective July 15, 1997, the Company acquired Target Systems, Incorporated of Salt Lake City, Utah. Target Systems, Incorporated is a manufacturer of diameter gauges for the wire and cable industry. It had sales of approximately $2,900,000 (unaudited) in the twelve months prior to acquisition. The Company paid cash of $700,000 and issued 95,438 shares of Company stock for a total acquisition price of $1,452,000. The acquisition was accounted for by the purchase method of accounting. Goodwill amounted to $1,074,000, and is being amortized on a straight-line basis over a period of twenty years.

24
REPORTS

REPORT OF KPMG PEAT MARWICK LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders TSI Incorporated:

   We have audited the accompanying consolidated balance sheets of TSI Incorporated and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TSI Incorporated and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                                          Minneapolis, Minnesota
                                                                    May 14, 1998

                                                       /s/ KPMG Peat Marwick LLP


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


/s/ James E. Doubles                       /s/ Robert F. Gallagher

James E. Doubles                           Robert F. Gallagher
President and Chief Executive              Vice President and Chief Financial
Officer                                    Officer