Form 10-K405, Exhibit 13
period 1999-03-31
TSI INC /MN/
filed 1999-06-25
CIK 100063

Page F-8

                                   EXHIBIT 13
                      ANNUAL REPORT TO SHAREHOLDERS FOR THE
                        FISCAL YEAR ENDED MARCH 31, 1999


ELEVEN-YEAR FINANCIAL DATA


ELEVEN-YEAR FINANCIAL SUMMARY(1)
(thousands of dollars unless otherwise indicated)

                                                     1999        1998        1997        1996        1995        1994        1993
OPERATIONS
  Net Sales                                       $85,352     $81,012     $80,240     $69,233     $48,903     $43,979     $40,589
  Gross Profit                                     48,194      45,085      44,971      38,491      28,566      25,301      22,877
     % of Sales                                      56.5        55.7        56.0        55.6        58.4        57.5        56.4
  Research and Development                         11,154      11,554      10,939       8,993       7,196       6,360       5,847
     % of Sales                                      13.1        14.3        13.6        13.0        14.7        14.5        14.4
  SG & A                                           25,861      24,116      23,307      21,362      16,657      15,076      14,885
     % of Sales                                      30.3        29.8        29.0        30.9        34.1        34.3        36.7
  Operating Income                                 11,179       9,415      10,725       8,136       4,714       3,864       2,145
     % of Sales                                      13.1        11.6        13.4        11.8         9.6         8.8         5.3
  Net Earnings                                      7,782       6,826       7,213       5,482       3,432       3,199       2,344
     % of Sales                                       9.1         8.4         9.0         7.9         7.0         7.3         5.8
  Earnings Per Share
      Basic                                           .69         .59         .64         .51         .33         .31         .23
      Diluted                                         .68         .58         .62         .49         .32         .31         .22

FINANCIAL POSITION
  Current Ratio                                       3.8         4.0         3.7         3.1         3.9         3.8         3.6
  Working Capital                                 $32,172     $31,243     $26,006     $18,498     $16,855     $15,783     $13,365
  Total Assets                                     60,968      57,834      50,878      42,512      32,167      28,450      25,661
  Long-term Debt                                        0           0           0           0           0           0           0
  Shareholders' Equity                             49,394      47,443      41,320      33,598      26,342      22,839      20,335
  Shareholders' Equity Per Share                     4.43        4.06        3.59        3.00        2.53        2.24        1.98

OTHER DATA
  Additions to Property, Plant and Equipment(2)   $ 1,436     $ 1,526     $ 2,293     $ 3,931     $ 3,124     $ 1,204     $ 1,138
  Depreciation and Amortization                     2,158       2,192       2,096       1,739       1,282       1,274       1,143
  Backlog of Orders                                19,388      22,408      25,112      30,007      11,364      12,514       6,109
  Return On Average Shareholders' Equity (%)         16.1        15.4        19.3        18.3        14.0        14.8        11.7
  Return On Average Total Assets (%)                 13.1        12.6        15.4        15.0        11.3        12.2         9.4


(1) Data are based on results from continuing operations where applicable. Applicable earnings, stock and dividends declared per share data for all years shown have been retroactively adjusted to reflect the two-for-one stock split effective August 16, 1996 and the three-for-two splits effective August 17, 1994 and May 28, 1991.

(2) In fiscal 1996 and 1995, a major plant expansion and remodeling project accounted for $2.5 million and $1.7 million, respectively, as part of the Additions to Property, Plant and Equipment.

                                                            INVESTOR INFORMATION

   1992        1991        1990        1989

$40,293     $39,660     $35,916     $33,733
 22,880      23,491      21,402      19,444
   56.8        59.2        59.6        57.6
  6,112       5,538       4,535       4,461
   15.2        14.0        12.6        13.2
 14,494      14,167      13,548      12,068
   36.0        35.7        37.7        35.8
  2,275       3,786       3,319       2,915
    5.6         9.5         9.2         8.6
  1,830       2,660       2,295       1,927
    4.5         6.7         6.4         5.7

    .17         .25         .21         .17
    .16         .24         .20         .17


    3.9         3.2         3.4         3.4
$14,615     $13,275     $12,461     $12,609
 25,894      26,681      24,900      23,675
    888         965       1,202         838
 19,918      18,943      17,800      16,073
   1.86        1.77        1.61        1.45


$ 1,204     $ 1,057     $ 1,439     $   782
  1,161       1,128       1,193       1,127
  8,393       9,803       7,418       6,724
    9.4        14.5        13.6        12.6
    7.0        10.7         9.6         8.7


STOCK AND DIVIDEND DATA

      TSI common stock is traded in the National Market System of the Nasdaq over-the-counter market under the symbol TSII. Stock price quotations are printed daily in the Wall Street Journal and other major newspapers. During the fiscal year ended March 31, 1999, average trading volume of TSI common stock was 477,000 shares per month, based on Nasdaq records.
      There were 11,166,793 shares of TSI common stock outstanding as of May 27, 1999, of which 12.9 percent were owned by officers and directors of TSI. There were 633 shareholders of record on that date and an additional number of about 2,960 shareholders for whom security firms act as nominees.
      The range of market prices as reported by the Nasdaq, dividends declared and the trailing 12-month closing price/earnings ratio for each quarterly period are shown in the table below. TSI has a policy of paying dividends quarterly in May, August, November and February. Dividends have been paid each year since 1975. As of May 27, 1999, the quarterly dividend rate was $.03 per share.

                                   STOCK DATA

                                                                       TRAILING
                               MARKET RANGE             DIVIDEND       12-MONTH
FISCAL 1999           HIGH         LOW        CLOSE     DECLARED       P/E RATIO
--------------------------------------------------------------------------------
Fourth Quarter       $9-1/8       7-1/2       8-1/8       $.030          11.9
--------------------------------------------------------------------------------
Third Quarter         9-1/8       6-5/8       8-3/4        .030          13.9
--------------------------------------------------------------------------------
Second Quarter        9-1/4       6-7/8       7-3/8        .030          12.3
--------------------------------------------------------------------------------
First Quarter           9         7-5/16      8-1/8        .030          14.8

                                                                       TRAILING
                               MARKET RANGE             DIVIDEND       12-MONTH
FISCAL 1998           HIGH         LOW        CLOSE     DECLARED       P/E RATIO
--------------------------------------------------------------------------------
Fourth Quarter      $10-3/8       7-5/8       8-3/4       $.030          15.1
--------------------------------------------------------------------------------
Third Quarter        10-7/8         9          10          .030          18.2
--------------------------------------------------------------------------------
Second Quarter         11         8-3/4       9-3/8        .025          15.6
--------------------------------------------------------------------------------
First Quarter        10-3/8       8-3/4       9-1/2        .025          16.1

                              DIVIDENDS PER SHARE

                                  [BAR CHART]

                                1989      $.025
                                1990       .034
                                1991       .042
                                1992       .054
                                1993       .054
                                1994       .054
                                1995       .060
                                1996       .070
                                1997       .090
                                1998       .110
                                1999       .120

MANAGEMENT'S DISCUSSION AND ANALYSIS


[PHOTO]
ROBERT F. GALLAGHER,
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER


INTERNATIONAL SALES
(PERCENT OF SALES)

[BAR CHART]

1995     31%
1996     36%
1997     38%
1998     33%
1999     30%


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

      The following discussion supplements the information presented in the consolidated financial statements beginning on page 16. Additional data are given in the Eleven-Year Financial Data table on pages 10 and 11.

NET SALES
Following is a sales breakdown:

                                                     Fiscal Year Ended March 31,
                                              1999           1998           1997
                                              ----           ----           ----
Safety, Comfort and Health             $64,416,000    $54,954,000    $57,753,000
Productivity and Quality Improvement    20,936,000     26,058,000     22,487,000
                                       -----------    -----------    -----------
Total                                  $85,352,000    $81,012,000    $80,240,000
                                       ===========    ===========    ===========

The percentage increase (decrease) from the prior year is as follows:

                                                     Fiscal Year Ended March 31,
                                                             1999          1998
                                                             ----          ----
Safety, Comfort and Health                                    17%           (5%)
Productivity and Quality Improvement                         (20%)          16%
Total                                                          5%            1%

COMPARISON OF FISCAL 1999 AND 1998
      The increase in fiscal 1999 sales was due to strong demand for our safety, comfort and health instruments, particularly the PORTACOUNT(R) respirator fit tester, which benefited from recent changes in OSHA regulations. The year also saw significant sales of biodetection equipment used for rapid detection of airborne bacteria to the U.S. Army and strong sales activity for our meteorological instrumentation.
      Increases in safety, comfort and health instruments have been substantially offset by slower sales in productivity and quality improvement instruments. The Company experienced a decline in sales of research instruments sold into this market as well as a decline in sales of industrial process control products, particularly those sold to the wire and cable industry and those directed to Pacific Rim markets. In response to the slow sales of research instruments, the operations of Aerometrics, a California subsidiary, were transferred to TSI's Minnesota headquarters and consolidated with an existing research product line selling to the same market. The Company took a $.03 per share charge to cover the costs associated with this consolidation.
      International sales declined $1,331,000, or 5 percent, for fiscal 1999 compared with fiscal 1998. The decline is attributable to slow sales of both our process controls and research instruments for productivity and quality improvement.

COMPARISON OF FISCAL 1998 AND 1997
      Sales of safety, comfort and health instruments declined 5 percent in fiscal 1998 compared to fiscal 1997. The decrease was due to:
* Lower PORTACOUNT respirator and gas mask fit tester sales for military applications.
* A slowdown in sales of meteorologic and hydrologic instruments for outdoor monitoring due to delays in obtaining certain contracts.
* Continued reduction in R&D contracts supporting electrochemical sensor development.
      Sales of products for productivity and quality improvement increased 16 percent in fiscal 1998 from 1997. The increase came from:
*  LaserSpeed(R) speed and length instruments for the wire and cable industry.
* Diameter and flaw detection gauges for the wire and cable industry, products obtained in the Target Systems acquisition in July 1997.
* Research instruments that experienced a decline in fiscal 1997. International sales declined $3,192,000, or 11 percent, for fiscal 1998 compared with fiscal 1997. In fiscal 1997, the Company shipped a substantial number of PORTACOUNTs to the German Army. There was not a similar order in fiscal 1998.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


GOVERNMENT SALES
      Sales to U.S. and state government agencies, including defense, as a percent of total sales, were 21 percent for both fiscal 1999 and 1998 and 22 percent in fiscal 1997. While the government percentage of total sales is high, the Company sells many different products to a very diverse range of government agencies. Consequently, government sales during the past several years have been quite stable as a percentage of total sales. We consider the current percentages to be within the normal range.

GROSS PROFIT
      Gross profit was 56.5 percent for fiscal 1999 and has ranged between 55.7 and 56.5 percent over the last three fiscal years. Our gross profit percentage varies slightly depending on the product mix. While fiscal 1999 is higher than previous years, it falls within what is considered to be a normal range for TSI's products. We do not believe the higher gross margin percentage represents a trend.

OPERATING EXPENSES
      Research and product development expenses were 13.1 percent of net sales in fiscal 1999, compared to 14.3 percent for fiscal 1998 and 13.6 percent in fiscal 1997. The Company's strong commitment to long-term growth through research and product development has continued to generate new products and enhance product lines in key market niches. This is expected to result in sales growth in future years. For the past 10 years, the Company's research and product development expenses have ranged from 12 to 15 percent of net sales. Fiscal 2000 research and development expenses are expected to be at the lower end of this range.
      Selling expenses were 22.8 percent of net sales in fiscal 1999, 22.4 percent in fiscal 1998, and 21.7 percent in fiscal 1997. Selling expenses vary slightly depending on the product mix and sales volume. For fiscal 2000, we expect selling expenses to be within or near the historical range.
      Administrative expenses were 7.5 percent of sales in fiscal 1999 and 7.4 percent in both fiscal 1998 and 1997. The Company expects administrative costs to continue in a normal range of 7 to 9 percent for fiscal 2000.

OTHER INCOME
      Other income totaled $435,000 in fiscal 1999, compared with $798,000 in fiscal 1998 and $372,000 in fiscal 1997. In fiscal 1999, investment income was offset by foreign currency transaction losses and a loss on disposal of fixed assets related to the consolidation of the Aerometrics subsidiary. Other income rose in fiscal 1998, mainly due to higher investment income from larger cash balances and foreign currency transaction gains. Other income varies year to year depending on foreign currency fluctuations, interest rates and invested cash balances.

PROVISION FOR INCOME TAXES
      The provision for income taxes was $3,832,000, or 33 percent of pretax earnings, in fiscal 1999. This compares to provisions of $3,387,000, or 33 percent of pretax earnings, in fiscal 1998, and $3,884,000, or 35 percent of pretax earnings, in fiscal 1997. The fiscal 1999 effective tax rate is expected to again be in the range of 33 to 35 percent of pretax earnings, assuming no significant changes in the tax laws. See Note G on page 22 for additional information.

EURO CURRENCY
      On January 1, 1999, certain members of the European Union established fixed conversion rates between existing ("legacy currencies") and one common currency--the Euro. The Euro is now traded on currency exchanges and can be used in business transactions. Beginning in January 2002, new Euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation.
      The Company has a significant number of customers as well as operations located in European Union countries participating in the Euro conversion. While TSI has not yet experienced a significant impact, the Euro conversion may have competitive implications on our pricing and marketing strategies, which could be material in nature. However, any such impact is not known at this time. The Company has begun to analyze its internal systems (such as payroll, accounting and financial reporting) to determine what modifications may be required to deal with the Euro conversion. To date, the systems have not required material modification and the Company does not expect the cost of any future modifications to have a material impact on the Company's results of operations or financial condition.

GROSS PROFIT MARGIN        R&D EXPENDITURES
(PERCENT OF SALES)        (PERCENT OF SALES)

   [BAR CHART]                [BAR CHART]

  1995     58.4%            1995     14.7%
  1996     55.6%            1996     13.0%
  1997     56.0%            1997     13.6%
  1998     55.7%            1998     14.3%
  1999     56.5%            1999     13.1%

MANAGEMENT'S DISCUSSION AND ANALYSIS


SELLING & ADMINISTRATIVE        OPERATING INCOME
     EXPENDITURES                 (IN MILLIONS)
  (PERCENT OF SALES)

      [BAR CHART]                  [BAR CHART]

    1995     34.1%               1995    $ 4.71
    1996     30.9%               1996      8.14
    1997     29.0%               1997     10.7
    1998     29.8%               1998      9.4
    1999     30.3%               1999     11.2


                         LIQUIDITY AND CAPITAL RESOURCES

CASH AND CASH EQUIVALENTS
      Cash and cash equivalents increased by $4,052,000 during fiscal 1999 to $13,437,000 at March 31, 1999. Net cash provided by operating activities totaled $13,491,000 in fiscal 1999, compared with $5,080,000 in fiscal 1998 and $10,008,000 in fiscal 1997. The major factor in the cash increase at March 31, 1999 was net earnings of $7,782,000. Other significant contributions from operating activities were a reduction in receivables and lower inventories. Cash used for additions to property, plant and equipment was $1,436,000, and $2,030,000 was used for an acquisition. Dividend payments increased by $86,000 to $1,361,000. The Company also used $4,935,000 to repurchase common stock.
      The relatively low amount of cash provided by operating activities in fiscal 1998 was primarily a result of:
*  Higher fourth quarter net sales resulting in increased receivables.
* Increased inventory due to the timing of purchases for new product introductions and the addition of the diameter and flaw detection gauges for the wire and cable industry obtained in the Target Systems acquisition in July 1997.
      With the acquisition of Environmental Systems Corporation (see Subsequent Events Section) in May 1999, TSI increased its bank credit available to $20 million. Management believes internally generated funds and the additional credit facility will provide adequate resources to support operations through fiscal 2001.

STOCK REPURCHASE
      As of March 31, 1999, the Company has authority to repurchase a total of 742,000 shares under plans approved by its Board of Directors. TSI repurchased 618,000 and 100,000 shares during the fiscal years ended March 31, 1999 and 1998, respectively. The Company has no present plans to acquire all the authorized shares or to repurchase shares at any prescribed rate over time.

                              YEAR 2000 CONVERSION

      The Company has reviewed and modified critical information technology (IT) business systems and believes these systems are Year 2000 compliant. We are currently testing these systems to insure they do comply. We expect that testing and any additional modifications of these systems will be completed by August 1999.
      TSI has also identified all non-IT systems and tested those considered to be critical to the business. Certain of these systems require updating, and the Company has a schedule to make substantially all the updates by September 1999.
      An initial list of critical third-party providers has been made and direct discussions have been held in order to determine their Year 2000 readiness. Most of these vendors have indicated they will be Year 2000 compliant at various points during calendar 1999 and we will not have a stoppage in the flow of critical goods or services. More recently, the Company expanded the vendor list to insure all vendors significant to our business are contacted. We believe alternative suppliers can be identified if our current suppliers fail to become Year 2000 compliant.
      A committee has been formed to assess current product lines to determine if hardware and software are Year 2000 compliant. We are using both internal staff and external consultants to conduct reviews which include Year 2000 instrumentation testing, critical vendor correspondence, facility tours and a questionnaire which assesses each operation's readiness. These reviews will be completed by July 1999.
      TSI's products fall into the following categories:
      Year 2000 Compliant--The Company has identified several products and made them Year 2000 compliant. We have responded to customer requests to provide these upgrades and, in some cases, customers can download updated software from our Internet web site to make the products Year 2000 compliant.
      Non-compliant instruments or instruments not relying on date information--TSI has identified several instruments that do not rely on any internal or external date coding. It is anticipated that no modifications to these instruments will be required. In addition, the Company has in the past produced several instruments that use date information TSI does not intend to make Year 2000 compliant. The Company is responding to specific customer requests on these instruments as well as providing information on our Internet web site.
      Other--There are still several products where the Year 2000 review has not been completed. It is expected that reviews will be completed during the second quarter of fiscal 2000, ending September 30, 1999. Based on the anticipated results from these reviews, certain products will not be made Year 2000 compliant. However, we do not feel this will deter customers from purchasing these instruments because only the dating information is affected and not the performance. There can be no assurance regarding the customer response to any Year 2000 issues we have yet to identify.
      Internal staff is carrying out our Year 2000 compliance program without significant additional outside expenditures. However, Year 2000 issues have accelerated approximately 10 to 15 percent of our capital purchases by one to two years. During the third quarter, the Company replaced the main IBM AS400 computer system

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


at corporate headquarters with one that meets the requirements of Year 2000. The Company made similar replacements at its domestic subsidiaries during the fourth quarter of fiscal 1999. Foreign subsidiary systems comprise a small portion of the overall system and they are currently under review. We expect this review to be completed by September 1999. The Company estimates that historical and future costs associated with its Year 2000 program will not exceed $200,000 annually for fiscal years 1998 through 2000. Such costs are expensed as incurred. Management does not believe the focus on Year 2000 compliance has caused us to ignore other upgrades to any critical systems.
      Failure to complete upgrades to existing systems, or third-party providers being unable to supply us with inventory, could result in the Company being unable to ship certain products. However, management believes the remaining system changes required can be readily implemented well before January 1, 2000 and, therefore, will not subject TSI to significant business risks.
      The Company has developed a corporate contingency plan to mitigate possible disruptions in services or business operations. Additional contingency plans will be developed within the operating divisions during the remainder of calendar 1999 and the Company will monitor the need for implementing such plans.
      TSI acquired Environmental Systems Corporation on May 26, 1999. In the course of conducting due diligence, the Company endeavored to ascertain whether or not their products or services, or those of critical suppliers, are Year 2000 ready, and whether or not such suppliers and key customers will be adversely affected by the Year 2000 issue. While Environmental Systems Corporation has provided information and made representations and warranties regarding Year 2000 readiness, TSI will need to apply its Year 2000 program steps to fully assess Environmental System Corporation Year 2000 readiness.

                                SUBSEQUENT EVENT

      The Company announced on May 26, 1999, that it acquired the stock of Environmental Systems Corporation (ESC) for $25 million in an all-cash transaction. To finance the acquisition, the Company used its existing cash along with bank financing of approximately $15,000,000 (see Notes B and K). For the year ended December 31, 1998, ESC posted net sales of $23 million, with net earnings of $1.9 million, or 8.3 percent of sales. TSI expects the acquisition to have a positive effect on sales and earnings for TSI's fiscal 2000, ending March 31, 2000.
      Environmental Systems Corporation specializes in technology-based products and services related to outdoor environmental monitoring. ESC is internationally recognized as a leading supplier of ambient air quality and continuous emissions monitoring systems. ESC offers a comprehensive line of products and services to a wide variety of environmentally concerned companies, public utilities and government agencies. Although not directly competitive with any current TSI activities, ESC operates in markets where a number of our technologies are potentially synergistic. TSI is already involved in some facets of outdoor environmental measurement and monitoring, and we feel this is an excellent opportunity to expand our presence with existing and new products.

                                   MARKET RISK

      The Company is exposed to certain market risks related to the debt it obtained subsequent to March 31, 1999, to finance the acquisition of Environmental Systems Corporation. This debt is described in Notes B and K. TSI does not invest in any derivative financial instruments. The Company is also exposed to certain market risks related to fluctuations in foreign exchange rates because some sales transactions, and the assets and liabilities of its foreign subsidiaries, are denominated in foreign currency.

                           FORWARD-LOOKING STATEMENTS

      The Company believes that this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties.
      Forward-looking statements represent TSI's expectations or beliefs concerning future events, including the following: any statements regarding future sales and gross profit percentages; any statements regarding the continuation of historical trends; any statements regarding the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs; any statements regarding the effect of regulatory changes, the success of development and enhancement of the Company's products, the adequacy of TSI's facilities, potential acquisitions; and any statements regarding the future of the instrumentation industry and the various parts of the instrumentation markets in which the Company conducts business. TSI cautions that any forward-looking statements in this report or in other announcements made by the Company are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitations, the factors set forth on Exhibit 99 to the Company's report on Form 10K for the fiscal year ended March 31, 1999.

   CURRENT RATIO                 NET EARNINGS
                                (IN MILLIONS)

   [BAR CHART]                    [BAR CHART]

  1995     3.9                  1995     $3.43
  1996     3.1                  1996      5.48
  1997     3.7                  1997      7.21
  1998     4.0                  1998      6.83
  1999     3.8                  1999      7.78

FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF EARNINGS
TSI Incorporated and Subsidiaries


YEAR ENDED MARCH 31                                              1999           1998           1997
------------------------------------------------------    -----------    -----------    -----------
Net sales                                                 $85,352,033    $81,012,384    $80,239,622
Cost of products sold                                      37,158,100     35,927,534     35,268,412
------------------------------------------------------    -----------    -----------    -----------
                                          GROSS PROFIT     48,193,933     45,084,850     44,971,210

Operating expenses
   Research and product development                        11,154,179     11,553,734     10,939,276
   Selling                                                 19,498,460     18,147,723     17,394,017
   Administrative                                           6,362,638      5,968,509      5,913,086
------------------------------------------------------    -----------    -----------    -----------
                                                           37,015,277     35,669,966     34,246,379
------------------------------------------------------    -----------    -----------    -----------
                                      OPERATING INCOME     11,178,656      9,414,884     10,724,831
Other income -- Note C                                        434,922        798,094        372,417
------------------------------------------------------    -----------    -----------    -----------
                          EARNINGS BEFORE INCOME TAXES     11,613,578     10,212,978     11,097,248
Provision for income taxes -- Note G                        3,832,000      3,387,000      3,884,000
------------------------------------------------------    -----------    -----------    -----------
                                          NET EARNINGS    $ 7,781,578    $ 6,825,978    $ 7,213,248
                                                          ===========    ===========    ===========
BASIC EARNINGS PER COMMON SHARE                           $       .69    $       .59    $       .64
------------------------------------------------------    ===========    ===========    ===========
DILUTED EARNINGS PER COMMON SHARE                         $       .68    $       .58    $       .62
------------------------------------------------------    ===========    ===========    ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                 11,317,117     11,598,580     11,279,447
Dilutive effect of employee stock options and purchase
   awards                                                     164,956        271,350        429,086
                                                          -----------    -----------    -----------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING AND
   DILUTIVE SHARES                                         11,482,073     11,869,930     11,708,533
                                                          ===========    ===========    ===========

See notes to consolidated financial statements.




QUARTERLY FINANCIAL INFORMATION
TSI Incorporated and Subsidiaries (Unaudited)

Following is a summary of unaudited quarterly results. Due to the nature of the weighted average number of shares calculation, the sum of basic earnings per common share for the four fiscal 1998 quarters does not equal the fiscal 1998 total basic earnings per common share amount.


Fiscal 1999                                   1st Qtr          2nd Qtr          3rd Qtr          4th Qtr            Total
-------------------------------------------------------------------------------------------------------------------------
Net sales                                 $18,583,072      $22,945,742      $22,344,082      $21,479,137      $85,352,033
Gross profit                               10,353,842       12,533,954       12,746,101       12,560,036       48,193,933
Net earnings                                1,121,950        2,356,057        1,913,231        2,390,340        7,781,578
    Basic earnings per common share               .10              .21              .17              .21              .69
    Diluted earnings per common share             .10              .20              .17              .21              .68

Fiscal 1998
-------------------------------------------------------------------------------------------------------------------------
Net sales                                 $19,290,167      $20,685,942      $19,739,440      $21,296,835      $81,012,384
Gross profit                               10,602,617       11,670,072       11,373,891       11,438,270       45,084,850
Net earnings                                1,482,254        1,770,616        1,678,017        1,895,091        6,825,978
    Basic earnings per common share               .13              .15              .14              .16              .59
    Diluted earnings per common share             .13              .15              .14              .16              .58

                                                            FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS
TSI Incorporated and Subsidiaries


MARCH 31                                                                                      1999             1998
----------------------------------------------------------------------------------    ------------     ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                          $ 13,437,396     $  9,385,509
   Accounts receivable, less allowance of $285,000 and $280,000, respectively           14,461,708       16,508,360
   Prepaid expenses                                                                        307,852          223,713
   Inventories
     Finished products                                                                   3,309,948        2,883,469
     Work-in-process                                                                     2,530,098        2,792,730
     Materials and supplies                                                              9,698,650        9,840,083
----------------------------------------------------------------------------------    ------------     ------------
                                                                                        15,538,696       15,516,282
----------------------------------------------------------------------------------    ------------     ------------
                                                              TOTAL CURRENT ASSETS      43,745,652       41,633,864

INTANGIBLES AND OTHER ASSETS
   Goodwill, net of accumulated amortization of $1,417,000 and $1,151,000,
     respectively                                                                        4,438,845        3,834,903
   Note receivable                                                                         451,981          632,540
   Deferred income taxes, net--Note G                                                    1,225,246          456,169
   Other assets                                                                          3,085,388        2,878,348
----------------------------------------------------------------------------------    ------------     ------------
                                                                                         9,201,460        7,801,960
PROPERTY, PLANT AND EQUIPMENT
   Land                                                                                    128,503          128,503
   Buildings                                                                             3,713,160        3,713,160
   Construction in progress                                                                 70,396           51,341
   Machinery and equipment                                                              20,444,388       19,689,035
----------------------------------------------------------------------------------    ------------     ------------
                                                                                        24,356,447       23,582,039
   Less allowance for depreciation                                                      16,335,860       15,183,541
----------------------------------------------------------------------------------    ------------     ------------
                                                                                         8,020,587        8,398,498
----------------------------------------------------------------------------------    ------------     ------------
                                                                      TOTAL ASSETS    $ 60,967,699     $ 57,834,322
                                                                                      ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued expenses -- Note H                                    $  5,338,538     $  4,924,480
   Employee compensation                                                                 4,411,871        3,918,610
   Taxes, other than income taxes                                                          472,982          519,285
   Income taxes payable                                                                  1,349,827        1,028,656
----------------------------------------------------------------------------------    ------------     ------------
                                                         TOTAL CURRENT LIABILITIES      11,573,218       10,391,031

SHAREHOLDERS' EQUITY
   Common shares, $.10 par value-authorized 30,000,000 shares, issued and
     outstanding 1999--11,151,790 shares; 1998--11,681,386 shares                        1,115,179        1,168,139
   Additional paid-in capital                                                           11,408,516       11,394,909
   Retained earnings                                                                    37,094,220       35,164,722
   Accumulated other comprehensive income - equity adjustment from translation            (223,434)        (284,479)
----------------------------------------------------------------------------------    ------------     ------------
                                                        TOTAL SHAREHOLDERS' EQUITY      49,394,481       47,443,291

   Commitments and contingencies -- Note B
----------------------------------------------------------------------------------    ------------     ------------
                                        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $ 60,967,699     $ 57,834,322
                                                                                      ============     ============

See notes to consolidated financial statements

FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CASH FLOWS
TSI Incorporated and Subsidiaries


YEAR ENDED MARCH 31                                                                1999             1998            1997
-----------------------------------------------------------------------    ------------   --------------   -------------
OPERATING ACTIVITIES
   Net earnings                                                            $  7,781,578     $  6,825,978     $  7,213,248
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
      Provision for losses on accounts receivable                                 5,071            4,334           12,994
      Depreciation and amortization of property, plant and equipment          1,891,691        1,958,454        1,910,831
      Amortization of intangibles                                               589,095          433,749          463,854
      Amortization of goodwill                                                  266,385          233,264          184,832
      (Gain) loss on sale of assets                                              81,156          (16,407)          34,393
      Change in deferred income taxes                                          (350,409)          78,021          223,000
      Income tax benefit from stock plans                                        61,304          147,396          220,000
      Changes in operating assets and liabilities:
        Accounts receivable                                                   2,321,124       (1,912,535)       1,607,998
        Prepaid expenses                                                        (56,056)         148,918              207
        Inventories                                                             533,183       (1,528,794)      (2,093,263)
        Other assets                                                           (221,091)        (576,026)        (211,701)
        Accounts payable and accrued expenses                                  (203,680)        (953,628)          29,364
        Employee compensation                                                   441,094         (249,190)         714,831
        Taxes, other than income taxes                                          (45,180)          77,038          111,827
        Income taxes payable                                                    321,170          781,302         (378,785)
      Foreign currency translation gain (loss)                                   74,175         (371,667)         (35,726)
-----------------------------------------------------------------------    ------------     ------------     ------------
                              NET CASH PROVIDED BY OPERATING ACTIVITIES      13,490,610        5,080,207       10,007,904
-----------------------------------------------------------------------    ------------     ------------     ------------

INVESTING ACTIVITIES
   Additions to property, plant and equipment                                (1,436,387)      (1,525,698)      (2,293,445)
   Proceeds from disposal of property, plant and equipment                          867           26,174              903
   Purchase of companies, net of cash acquired                               (2,030,490)        (732,244)      (1,081,764)
-----------------------------------------------------------------------    ------------     ------------     ------------
                                  NET CASH USED IN INVESTING ACTIVITIES      (3,466,010)      (2,231,768)      (3,374,306)
-----------------------------------------------------------------------    ------------     ------------     ------------

FINANCING ACTIVITIES
   Proceeds from stock options exercised                                        343,293          467,910          626,318
   Proceeds from employee stock purchases                                            --          455,058          667,691
   Dividends paid                                                            (1,361,055)      (1,275,446)      (1,015,277)
   Purchases of common stock                                                 (4,934,975)        (887,056)              --
-----------------------------------------------------------------------    ------------     ------------     ------------
                    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES      (5,952,737)      (1,239,534)         278,732
-----------------------------------------------------------------------    ------------     ------------     ------------

Effect of exchange rate changes on cash and cash equivalents                    (19,976)          81,606           94,613
-----------------------------------------------------------------------    ------------     ------------     ------------
                                  INCREASE IN CASH AND CASH EQUIVALENTS       4,051,887        1,690,511        7,006,943
-----------------------------------------------------------------------    ------------     ------------     ------------

Cash and cash equivalents at beginning of year                                9,385,509        7,694,998          688,055
-----------------------------------------------------------------------    ------------     ------------     ------------
                               CASH AND CASH EQUIVALENTS AT END OF YEAR    $ 13,437,396     $  9,385,509     $  7,694,998
                                                                           ============     ============     ============

See notes to consolidated financial statements.

                                                            FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TSI Incorporated and Subsidiaries

                                                                                                                   Equity
                                                         Common Shares             Additional                    Adjustment
                                                   -------------------------        Paid-In       Retained          from
                                                     Shares        Amount           Capital       Earnings      Translation
                                                   ----------    -----------      -----------     --------      -----------
BALANCE MARCH 31, 1996                              5,590,828    $   559,083      $ 8,800,846    $24,202,036     $  35,985
    Net earnings for year ended March 31, 1997                                                     7,213,248
    Cash dividends paid ($.09 per share)                                                          (1,015,277)
    Current year translation adjustment                                                                             10,468
    Employee stock purchases                           92,414          9,241          658,450
    Stock options exercised                           186,717         18,672          607,646
    Income tax benefit from stock plans                                               220,000
    Stock split adjustment--Note D                  5,625,769        562,577         (562,577)
                                                  -----------    -----------      -----------    -----------     ---------
BALANCE MARCH 31, 1997                             11,495,728      1,149,573        9,724,365     30,400,007        46,453

    Net earnings for year ended March 31, 1998                                                     6,825,978
    Cash dividends paid ($.11 per share)                                                          (1,275,446)
    Current year translation adjustment                                                                           (330,932)
    Employee stock purchases                           63,467          6,347          448,711
    Stock options exercised                           126,653         12,665          455,245
    Income tax benefit from stock plans                                               147,396
    Stock issued in purchase                           95,438          9,544          710,441
    Shares repurchased and retired                    (99,900)        (9,990)         (91,249)      (785,817)
                                                  -----------    -----------      -----------    -----------     ---------
BALANCE MARCH 31, 1998                             11,681,386      1,168,139       11,394,909     35,164,722      (284,479)

    Net earnings for year ended March 31, 1999                                                     7,781,578
    Cash dividends paid ($.12 per share)                                                          (1,361,055)
    Current year translation adjustment                                                                             61,045
    Stock options exercised                            88,607          8,860          346,728        (12,295)
    Income tax benefit from stock plans                                                61,304
    Shares repurchased and retired                   (618,200)       (61,820)        (394,425)    (4,478,730)
                                                  -----------    -----------      -----------    -----------     ---------
BALANCE MARCH 31, 1999                             11,151,793    $ 1,115,179      $11,408,516    $37,094,220     $(223,434)
                                                  ===========    ===========      ===========    ===========     =========
Comprehensive Income                                     1999           1998             1997
                                                  -----------    -----------      -----------
     Net earnings                                 $ 7,781,578    $ 6,825,978      $ 7,213,248
     Current year translation adjustment               61,045       (330,932)          10,468
                                                  -----------    -----------      -----------
TOTAL COMPREHENSIVE INCOME                        $ 7,842,623    $ 6,495,046      $ 7,223,716
                                                  ===========    ===========      ===========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TSI Incorporated and Subsidiaries March 31, 1999

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

    CASH EQUIVALENTS: Cash equivalents of $5,107,000 at March 31, 1999 consist of short-term highly liquid investments with maturity periods of less than three months from date of purchase. There were cash equivalents of $5,561,000 at March 31, 1998.

    INVENTORIES: Inventories are valued at cost which is not in excess of market. Inventories valued under the last-in, first-out (LIFO) method were $11,281,000 and $9,433,000 at March 31, 1999 and 1998, respectively. Inventories valued under the first-in, first-out (FIFO) method were $4,258,000 and $6,084,000 at March 31, 1999 and 1998, respectively. If the first-in, first-out
(FIFO) method of inventory valuation had been used by the Company, inventories would have been approximately $ 717,000 and $935,000 higher than reported at March 31, 1999 and 1998, respectively.

    PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is carried at cost. Expenditures for improvements that add materially to the productive capacity or extend the useful life of an asset are capitalized. Depreciation includes amortization of capitalized lease obligations on the Company's manufacturing plant and related components of equipment and fixtures, provided on the straight-line method for book purposes. Depreciation on other machinery and equipment is provided using accelerated methods for the first half of the asset life and the straight-line method for the second half of the asset life. Asset lives are generally as follows:

    Buildings and improvements           7-40 years
    Machinery and equipment              5-10 years

    The Company completed an addition to its building in Shoreview, Minnesota during fiscal 1996. A portion of the cost is funded through Tax Increment Financing (TIF). At March 31, 1999 and 1998, the estimated portion to be funded through the TIF has been reflected as a note receivable and a reduction to capitalized project costs.

    INTANGIBLE ASSETS: Goodwill represents the excess of the purchase

20

NOTES

NOTE A (CONTINUED)

price over the fair value of net assets acquired and is amortized on a straight-line basis over periods up to 40 years. Goodwill balances are reviewed to determine that the unamortized balances are recoverable. In evaluating the recoverability, the following factors, among others, are considered: a significant change in the factors used to determine the amortization period; an adverse change in legal factors or in the business climate; a transition to a new product or service strategy; a significant change in the customer base; and a realization of failed marketing efforts. If the unamortized balance is believed to be unrecoverable, the Company recognizes an impairment charge necessary to reduce the unamortized balance to the amount of discounted cash flows expected to be generated over the remaining life. If the acquired entity has been integrated into other operations and cash flows cannot be separately measured, the Company recognizes an impairment charge necessary to reduce the unamortized balance to its estimated fair value. The amount of impairment is charged to earnings in the current period.

    REVENUE RECOGNITION: The Company recognizes sales when the product is shipped and revenue on research and development contracts using the percentage-of-completion method of accounting.

    RESEARCH AND DEVELOPMENT: Costs related to research and development are expensed as incurred.

    STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25 (APB No. 25), ACCOUNTING FOR STOCKS ISSUED TO EMPLOYEES. Accordingly, no compensation cost has been recognized for its stock-based compensation plans. The Company has adopted the disclosure requirements under Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING AND DISCLOSURE OF STOCK-BASED COMPENSATION.

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

    FOREIGN CURRENCY: Foreign currency assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are generally translated using the average exchange rates in effect throughout the period. The effects of exchange rate fluctuations on translation of assets and liabilities are reported as an equity adjustment from translation in shareholders' equity.
    Foreign currency transaction gains (losses) are included in other income as set forth in Note C.
    The Company hedges foreign receivables and backlog against fluctuations in currency values. Hedge transactions involve the purchase of forward and option contracts for the delivery of foreign currencies in exchange for U.S. dollars at a future date which corresponds to the collection of the related receivables. Gains and losses on forward and option contracts and the related foreign receivables are recognized simultaneously in other income. Market value changes of forward and option contracts hedging backlog are deferred until the sale transaction is complete.
    At March 31, 1999, the Company had outstanding forward contracts of $578,000 and had no outstanding option contracts. These contracts have maturity dates of less than a year. Deferred market value changes on forward contracts hedging backlog were not significant at March 31, 1999.

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

    COMPREHENSIVE INCOME: The Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME, in fiscal 1999. Comprehensive income is defined as the change in stockholders' equity resulting from other than stockholder investments and distributions. For the Company, comprehensive income consists of net earnings plus changes in foreign currency translation adjustment as displayed in the accompanying Statements of Stockholders' Equity. Since this standard applies only to the presentation of comprehensive income, it did not have any impact on TSI's results of operations, financial position, or cash flows.

    SEGMENT INFORMATION: Beginning with the fiscal 1999 annual report, the Company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF THE ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires segments to be determined based on how management measures performance and makes decisions about allocating resources. Since this standard only requires additional disclosures in the consolidated financial statements, it does not affect the Company's financial position or results of operations. Disclosures under SFAS No.131 have been provided for all periods presented.

    RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to the current year presentation.

    RECENT ACCOUNTING PRONOUNCEMENTS: SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, effective in fiscal year 2001, establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value. At the present time, the Company does not anticipate that SFAS No. 133 will have a material impact on its financial position or results of operations.

NOTE B - LEASE COMMITMENTS AND LINES OF CREDIT

    The Company leases office, plant facilities, and equipment under operating leases ranging from two to ten years.
    Rental expense for all operating leases was $802,000, $778,000, and $769,000 in 1999, 1998, and 1997, respectively. Future minimum lease obligations each fiscal year under noncancelable operating leases are $831,000 in 2000, $792,000 in 2001, $757,000 in 2002, $440,000 in 2003, and $495,000 in subsequent years.
    The Company has unsecured short-term lines of credit totaling $3,000,000 available under two agreements. The interest rate on the $2,000,000 line is the lesser of either the reference rate or 1.15% over the Federal Funds rate. The rate on the $1,000,000 line of credit is the lesser of the reference rate or 1.50% over the Federal Funds rate. As of March 31, 1999, neither credit line had an outstanding balance. However, the total available funds were reduced by outstanding standby letters of credit totaling $110,000 issued against these two facilities. Additionally, the Company had contingent liabilities of $2,273,000 in the form of performance and foreign customs guarantees.
    Subsequent to March 31, 1999, the $2,000,000 line of credit was increased to $20,000,000 to provide financing for the acquisition of Environmental Systems Corporation. See Note K. The interest rate on the $20,000,000 line is the lesser of either the reference rate or approximately 1.2% over the CD or Eurodollar advance rate.

NOTE C - OTHER INCOME

YEAR ENDED MARCH 31                               1999        1998       1997
-------------------------------------------   --------    --------   --------
Interest income                               $366,000    $412,000   $221,000
Interest expense                                (1,000)    (15,000)   (15,000)
Foreign currency transaction gains (losses)    (49,000)    123,000    (40,000)
Other                                          119,000     278,000    206,000
-------------------------------------------   --------    --------   --------
                                              $435,000    $798,000   $372,000
                                              ========    ========   ========

                                                                           NOTES

NOTE D - SHAREHOLDERS' EQUITY

    On July 18, 1996, the Board of Directors declared a two-for-one stock split in the form of a stock dividend paid to shareholders. For each share issued in connection with the stock split, an amount equal to the par value of $.10 was transferred to the common shares amount from additional paid-in capital in fiscal year 1997. This transfer is reflected in the Consolidated Statements of Shareholders' Equity. All other references in the financial statements and related notes to per share information, stock options, weighted average number of shares, as well as the number of common shares outstanding for all years presented reflect the stock split.

NOTE E - STOCK OPTIONS AND STOCK PURCHASE PLAN

    The Company uses APB No. 25 to account for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plan and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined in accordance with SFAS No. 123, the Company's pro forma net earnings and earnings per common share would have been as follows:
                                                    1999           1998
                                              ----------     ----------
Net earnings
    As reported                               $7,782,000     $6,826,000
    Pro forma                                 $7,390,000     $6,387,000
Earnings per common share
    As reported using basic shares            $      .69     $      .59
    Pro forma using basic shares              $      .65     $      .55
    As reported using dilutive shares         $      .68     $      .58
    Pro forma using dilutive shares           $      .64     $      .54

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscals 1999, 1998, and 1997: dividend yield of
1.49 percent; expected volatility of 35 percent; risk-free rates of approximately 5.2 percent; and expected lives of one to six years.

    Pro forma net earnings reflect only options granted in fiscal years 1999, 1998, 1997, and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amount because compensation cost is reflected over the option's vesting period and compensation for options granted prior to April 1, 1995, is not considered.

    Stock options have been granted to employees, officers and directors under incentive stock option plans adopted in 1988 and 1992. No new options will be granted under the 1988 plan. Under all plans, incentive stock options are generally granted at prices not less than fair market value at date of grant. Employee options granted under the 1988 plan become exercisable 40% after two years and increase 20% per year until exercisable in full after five years. Options granted under the 1992 plan become exercisable one-third after one year and increase one-third per year until exercisable in full after three years. Management incentive options are immediately exercisable in full. Stock options and shares reserved for grant are as follows:

                            1982 and 1988 Plans          1992 Plan
                            -------------------          ---------
                             Shares                  Shares                  Weighted Aver-
                           Available     Shares    Available      Shares    age of Exercise
                           for Grant    Granted    for Grant     Granted    Price of Shares
-----------------------    ---------    -------    ---------     -------    ----------------
Balance March 31, 1996            --    166,000      158,340     668,104        $4.28
   Reserved                                          223,633
   Granted                                          (120,716)    120,716         9.41
   Exercised                            (83,520)                (140,400)        2.89
   Canceled                              (1,200)      14,088     (14,088)        5.19
-----------------------    ---------    -------    ---------     -------
Balance March 31, 1997            --     81,280      275,345     634,332         5.55
   Reserved                                          229,915
   Granted                                          (185,870)    185,870         9.39
   Exercised                            (47,780)                 (80,775)        3.79
   Canceled                                           31,746     (31,746)        6.93
-----------------------    ---------    -------    ---------     -------
Balance March 31, 1998            --     33,500      351,136     707,681         6.75
   Reserved                                          233,628
   Granted                                          (182,086)    182,086         8.10
   Exercised                            (33,500)                 (56,957)        3.95
   Canceled                                           22,616     (22,616)        8.85
-----------------------    ---------    -------    ---------     -------
Balance March 31, 1999                       --      425,294     810,194         7.30
=======================    =========    =======    =========     =======

    The following table summarizes information concerning outstanding and exercisable options as of March 31, 1999:

                                     Weighted Aver-       Weighted                        Weighted
     Range of           Number       age Remaining        Average         Number          Average
 Exercise Prices      Outstanding   Contractual Life   Exercise Price   Exercisable    Exercise Price
 ---------------      -----------   ----------------   --------------   -----------    --------------
  $1.67 to  $3.35        47,538           0.9              $3.13           47,538         $3.13
  $3.35 to  $5.02       212,590           2.1               4.35          212,590          4.35
  $6.70 to  $8.37       235,217           5.1               8.10          104,167          8.25
  $8.37 to $10.05       287,349           5.1               9.24          208,031          9.24
 $10.05 to $11.72        27,500           4.2              10.25           14,166         10.25
                        -------                                           -------
                        810,194                                           586,492
                        =======                                           =======

    On July 21, 1994, the Company adopted the Employee Stock Purchase Plan of 1994. This Plan authorized the issuance of a total of 600,000 shares over the life of the Plan. Shares may be purchased at 85% of market value. As of March 31, 1999,260,717 shares remain reserved for grant and 70,124 shares are subscribed but unissued under this plan. An aggregate of 1,566,329 shares are reserved for issuance under stock option and Employee Stock Purchase Plans.

22

NOTES

NOTE F - PROFIT SHARING PLAN

    The Company has trusteed profit sharing and 401(k) plans which cover substantially all of its employees. The profit sharing plan calls for a minimum contribution of 4% of credited compensation for all eligible participants so long as sufficient profits are generated in that year. In addition, if average return on assets exceeds 12%, an additional 15% of pretax profits above this level are paid to eligible participants. The expense relating to these plans, based on return on assets and credited compensation, was $2,014,000, $1,712,000, and $2,094,000 in 1999, 1998, and 1997, respectively.

NOTE G - INCOME TAXES

YEAR ENDED MARCH 31                                                           1999              1998              1997
------------------------------------------------------------------    ------------      ------------      ------------
Earnings Before Income Taxes:
   Domestic                                                           $ 11,549,000      $  9,928,000      $ 10,374,000
   Foreign                                                                  65,000           285,000           723,000
------------------------------------------------------------------    ------------      ------------      ------------
                                                                      $ 11,614,000      $ 10,213,000      $ 11,097,000
                                                                      ============      ============      ============
Provision for Income Taxes:
   Current:
       U.S                                                            $  3,637,000      $  2,887,000      $  3,209,000
       State                                                               450,000           357,000           452,000
       Foreign                                                              23,000            65,000                --
   Deferred:
       U.S. and state                                                     (278,000)           78,000           (50,000)
       Foreign                                                                  --                --           273,000
------------------------------------------------------------------    ------------      ------------      ------------
                                                                      $  3,832,000      $  3,387,000      $  3,884,000
                                                                      ============      ============      ============
Reconciliation of the Statutory Federal Income Tax Rate to the
   Company's Effective Tax Rate:
      Statutory rate                                                          34.0%             34.0%             34.0%
      Increase (decrease) resulting from:
        State income tax, net of federal tax benefit                           2.6               2.7               2.9
        Foreign Sales Corporation tax exempt income                           (2.5)             (2.4)             (3.3)
        Research credit                                                       (0.9)             (1.3)             (0.2)
        Other                                                                 (0.2)              0.2               1.6
------------------------------------------------------------------    ------------      ------------      ------------
                                                Effective Tax Rate            33.0%             33.2%             35.0%
                                                                      ============      ============      ============

    Income taxes paid were $3,725,000 in 1999, $2,281,000 in 1998, and
$3,716,000 in 1997.

    The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and (liabilities) as of March 31, 1999, and March 31, 1998, were as follows:

                                                                 1999            1998
                                                          -----------     -----------
Deferred Tax Assets:
     Inventory                                            $   668,000     $   478,000
     Accounts receivable                                       59,000          68,000
     Accrued compensation                                     346,000         271,000
     Tax credits from acquired companies                      111,000         126,000
     Net operating losses from acquired companies             497,000              --
     Other                                                     69,000          67,000
------------------------------------------------------    -----------     -----------
     Total deferred tax assets                            $ 1,750,000     $ 1,010,000
                                                          -----------     -----------
Deferred Tax Liabilities:
     Property and equipment                                  (463,000)       (441,000)
     Other                                                    (62,000)       (113,000)
------------------------------------------------------    -----------     -----------
     Total deferred tax liabilities                       $  (525,000)    $  (554,000)
                                                          -----------     -----------

                             Net Deferred Income Taxes    $ 1,225,000     $   456,000
                                                          ===========     ===========

    At March 31, 1999, the Company had research credit carryforwards for federal income tax purposes of $111,000 from acquired companies. These credits expire between the years 2006 and 2018, but are expected to be realized prior to their expiration. The Company also had net operating loss carryforwards for federal income tax purposes of $1,773,000 from acquired companies. These losses will expire between the years 2007 and 2018. Due to limitations on net operating loss carryforwards under federal tax laws, it is expected that approximately $448,000 of the losses will not be used prior to their expiration. Only the net operating losses that will be used prior to expiration are included in the deferred asset amounts listed above.

                                                                           NOTES

NOTE H - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

YEAR ENDED MARCH 31                                       1999          1998
------------------------------------------------    ----------    ----------
Trade accounts payable                              $2,148,000    $2,570,000
Deferred revenue                                       350,000        99,000
Commissions and royalties payable                    1,314,000     1,186,000
Other accounts payable and accrued expenses          1,526,000     1,069,000
------------------------------------------------    ----------    ----------
                                                    $5,338,000    $4,924,000
                                                    ==========    ==========

NOTE I - SEGMENT INFORMATION

    The Company develops, manufactures, and markets measuring and control instruments for a variety of applications. The Company's products can best be divided into two market segments. These are the Safety, Comfort, and Health segment and the Productivity and Quality Improvement segment.
    The Safety, Comfort, and Health segment consists of instruments that monitor and control the environment in which people work and live. These include analytical and research instruments used to characterize very small particles, products that monitor indoor air quality, and products that help to protect people from toxic airborne substances.
    The Productivity and Quality Improvement segment produces instruments that help customers enhance their industrial processes and improve their products. These include flow-related measuring instruments, noncontact measuring devices for manufacturers of metals and wire, filter testers, and instruments for measuring the speed and concentration of droplets in industrial sprays.
    The Company evaluates performance based on operating profit or loss before other income, interest, and taxes. Revenue from sales between the segments is not material.

YEAR ENDED MARCH 31                                              1999             1998            1997
-----------------------------------------------------    ------------     ------------    ------------
Net Sales
   Safety, Comfort, and Health                           $ 64,416,000     $ 54,954,000    $ 57,753,000
   Productivity and Quality Improvement                    20,936,000       26,058,000      22,487,000
-----------------------------------------------------    ------------     ------------    ------------
                                                         $ 85,352,000     $ 81,012,000    $ 80,240,000
                                                         ============     ============    ============
Operating Income (Loss)
   Safety, Comfort, and Health                           $ 14,033,000     $  9,274,000    $ 10,874,000
   Productivity and Quality Improvement                    (2,854,000)         141,000        (149,000)
-----------------------------------------------------    ------------     ------------    ------------
                                                         $ 11,179,000     $  9,415,000    $ 10,725,000
                                                         ============     ============    ============
Depreciation and Amortization
   Safety, Comfort, and Health                           $  1,775,000     $  1,662,000    $  1,751,000
   Productivity and Quality Improvement                       972,000          963,000         809,000
-----------------------------------------------------    ------------     ------------    ------------
                                                         $  2,747,000     $  2,625,000    $  2,560,000
                                                         ============     ============    ============
Expenditures for Long Lived Assets
   Safety, Comfort, and Health                           $    676,000     $    837,000    $  1,049,000
   Productivity and Quality Improvement                       278,000          186,000         624,000
   Corporate                                                  482,000          503,000         620,000
-----------------------------------------------------    ------------     ------------    ------------
                                                         $  1,436,000     $  1,526,000    $  2,293,000
                                                         ============     ============    ============
Total Assets
   Safety, Comfort, and Health                           $ 26,938,000     $ 25,448,000    $ 23,723,000
   Productivity and Quality Improvement                    13,737,000       17,368,000      13,585,000
   Corporate                                               20,293,000       15,018,000      13,570,000
-----------------------------------------------------    ------------     ------------    ------------
                                                         $ 60,968,000     $ 57,834,000    $ 50,878,000
                                                         ============     ============    ============
GEOGRAPHIC INFORMATION
Net Sales
   United States                                         $ 59,554,000     $ 53,883,000    $ 49,919,000
   Germany                                                  2,363,000        3,752,000       8,187,000
   Japan                                                    4,320,000        4,742,000       5,248,000
   Other                                                   19,115,000       18,635,000      16,886,000
-----------------------------------------------------    ------------     ------------    ------------
                                                         $ 85,352,000     $ 81,012,000    $ 80,240,000
                                                         ============     ============    ============
Long Lived Assets
   United States                                         $  7,587,000     $  7,969,000    $  8,332,000
   Other                                                      434,000          429,000         467,000
-----------------------------------------------------    ------------     ------------    ------------
                                                         $  8,021,000     $  8,398,000    $  8,799,000
                                                         ============     ============    ============

    Sales to educational, research, and defense customers, which are heavily reliant on U.S. government funding, accounted for approximately 27%, 28%, and 27% of net sales in 1999, 1998, and 1997, respectively. Sales directly to federal and state agencies, including defense, during the same three years were 21%, 21%, and 22%, respectively, of net sales.

24

NOTES

NOTE J - BUSINESS COMBINATIONS

    Effective July 15, 1997, the Company acquired Target Systems, Incorporated of Salt Lake City, Utah. Target Systems, Incorporated is a manufacturer of diameter gauges for the wire and cable industry. It had sales of approximately $2,900,000 (unaudited) in the twelve months prior to acquisition. The Company paid cash of $700,000 and issued 95,438 shares of Company stock for a total acquisition price of $1,452,000. The acquisition was accounted for by the purchase method of accounting. Goodwill amounted to $1,074,000, and is being amortized on a straight-line basis over a period of twenty years.
    Effective October 1, 1998, the Company acquired Amherst Process Instruments, Incorporated of Amherst, Massachusetts. Amherst Process Instruments, Incorporated is a manufacturer of particle measuring instruments used mainly in the pharmaceutical industry. It had sales of approximately $2,950,000 (unaudited) in the twelve months prior to acquisition. The acquisition price of $1,440,000 was paid in cash. The acquisition was accounted for by the purchase method of accounting. Goodwill amounted to $869,000 and is being amortized on a straight-line basis over a period of twenty years.

NOTE K - SUBSEQUENT EVENT

    On May 26, 1999, the Company purchased the stock of Environmental Systems Corporation of Knoxville, Tennessee. Environmental Systems Corporation specializes in technology-based products and services relating to environmental monitoring, power production, and waste management. The acquisition will be accounted for by the purchase method of accounting. The acquisition price of $25,000,000 was paid in cash. To finance the acquisition, the Company used its existing cash along with bank financing of approximately $15,000,000 made available under its line of credit. The initial term of the debt will be short-term with the ability to extend the term for periods not to exceed five years. Interest expense related to this financing and amortization expense related to the goodwill from the acquisition are included in the pro forma numbers presented below. The following represent summary unaudited pro forma results of operations for the current and prior years for the combined operations.

YEAR ENDED MARCH 31 (UNAUDITED)                         1999           1998
---------------------------------------------   ------------   ------------
Sales                                           $109,284,000   $101,322,000
Net earnings                                      $8,166,000     $7,652,000
Basic earnings per share                                $.72           $.66
Diluted earnings per share                              $.71           $.65


REPORT OF KPMG PEAT MARWICK LLP,
INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS TSI INCORPORATED:

    We have audited the accompanying consolidated balance sheets of TSI Incorporated and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TSI Incorporated and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles.

Minneapolis, Minnesota
May 7, 1999, except as to note K which is as of May 26, 1999.

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

/s/ James E. Doubles              /s/ Robert F. Gallagher

James E. Doubles                  Robert F. Gallagher
Chairman, President, and          Vice President and
Chief Executive Officer           Chief Financial Officer